
02055754

82- SUBMISSIONS FACING SH

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lagardere SCA

*CURRENT ADDRESS 4, Rue de Presbourg
75116 Paris, France

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3916 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS

DATE : 10/29/02



LAGARDERE

Reference Document

Year 2001

Lagardère SCA

A French limited partnership with shares
with capital stock of € 845,878,899.20
divided into 138,668,672 shares of € 6.10 par value each.
Head office:
4, rue de Presbourg – 75116 Paris (France)
Tél. +33 (0) 1 40 69 16 00
320 366 446 RCS Paris
www.lagardere.com

Reference Document

Year 2001



The original version of this Reference Document (Document de Référence) in French was deposited with the French Securities and Exchange Commission (Commission des Opérations de Bourse) on April 24, 2002 in accordance with COB regulation n°98-01. It may be used in connection with a financial transaction if completed by an Information notice approved by the Commission.

This English version of Lagardère's Reference Document has been prepared for the convenience of English language readers. It is a translation of the original Document de Référence deposited with the Commission des



Contents



Persons responsible for the reference document and persons responsible for the audit of the financial statements



1.1 | Persons responsible for the Reference Document

Mr. Jean-Luc LAGARDÈRE, General and Managing Partner
(Associé Commandité-Gérant)
ARJIL COMMANDITÉE - ARCO, General and Managing Partner
(Associé Commandité-Gérant)
represented by:
Mr. Philippe CAMUS, Chairman and Chief Executive Officer
Mr. Arnaud LAGARDÈRE, Deputy Chairman and Chief Operating Officer

1.2 | Certification of the managing partners

"To the best of our knowledge, the information set out in this Reference Document is true and includes all the information needed by investors to base their opinion on Lagardère's assets and liabilities, business, financial position, results and prospects; there are no omissions which could impair its meaning".

Jean-Luc LAGARDÈRE

For ARCO:

Philippe CAMUS
Arnaud LAGARDÈRE

1.3 | Names and addresses of the Auditors

	First appointed	End of current period of office
Auditors		
BARBIER FRINAULT & AUTRES *represented by* Mr. René PROGLIO 41, rue Ybry - 92576 Neuilly sur Seine Cedex, France	June 29, 1987	2005
Mr. Alain GHEZ 37, rue des Acacias - 75017 Paris, France	September 24, 1980	2005
MAZARS & GUÉRARD *represented by* Mr. Jacques KAMIENNY Le Vinci - 4, allée de l'Arche - 92075 La Défense Cedex, France	June 20, 1996	2002
Alternate auditors		
Mr. Alain GROSMANN 41, rue Ybry - 92576 Neuilly sur Seine Cedex, France	June 6, 1989	2005
Mr. Charles-Eric RAVISSE 19, rue de Milan - 75009 Paris, France	June 29, 1993	2005
Mr. Michel ROSSE Le Vinci - 4, allée de l'Arche - 92075 La Défense Cedex, France	June 20, 1996	2002

Statutory Auditors' statement

"In our capacity as statutory auditors of Lagardère SCA and in accordance with regulation COB 98-01, we have verified that the financial information contained in the Reference Document relating to the audited financial statements for the year ended December 31, 2001 ("the financial statements") has been properly derived from these financial statements.
This Reference Document has been prepared under the responsibility of the managing partners. Our responsibility is to report on the fairness of the financial and accounting information included in this Ref-

erence Document with respect to the financial position and the financial statements of Lagardère SCA.
Our procedures, which were performed in accordance with French professional standards, consisted in assessing the fairness of the information about the financial position and the financial statements, and verifying that this information agrees with the audited financial statements. These procedures also included reading the other data contained in this Reference Document in order to identify any material inconsistencies with the information about the financial position and the financial statements, and reporting any incorrect information that came to our attention, based on our overall knowledge of the Company derived from our assignment. When reading individual prospective data prepared according to a specific process, we took into account the assumptions made by management and the amounts obtained.
We have also audited the annual accounts and the consolidated financial statements of Lagardère SCA for the years 1999, 2000 and 2001. Our audits were performed in accordance with French professional standards, and we have expressed unqualified audit opinions on such annual accounts and consolidated financial statements.
Based on the procedures described above, we have nothing to report concerning the fairness of the information relating to the financial position and the financial statements included in this Reference Document."

The Statutory Auditors
April 18, 2002
Barbier Frinault & Autres René Proglio
Alain Ghez
Mazars & Guérard Jacques Kamienny

1.4 | Information policy

Alain LEMARCHAND,
Vice President, Financial Communication and Investors Relations
Frédéric SUBRA,
Vice President, Financial Information.

- Lagardère shareholders and public information department is situated at:
  121 avenue de Malakoff - 75116 Paris, France
  Telephone : +33 (0) 1 40 69 20 73
  E-mail : lalettre@lagardere.fr
- Copies of this Reference Document and of the managing partners' and Supervisory Board reports are sent to shareholders on request.
- Shareholders receive an abridged copy of the annual report, as well as interim reports and financial statements twice a year and a newsletter three times a year.
- Conferences for individual shareholders are held in various cities in France. In 2001, three meetings were organized in Strasbourg, Annecy and Tours.
- In 2001, several trips were made abroad to provide information about Lagardère to approximately 200 financial institutions in North America (Boston, Denver, Los Angeles, Miami, Montreal, New York, San Diego, San Francisco and Toronto), and in Europe (Brussels, Frankfurt, Geneva, London, Madrid and Milan). In France, the Group organized three conferences for analysts and investors, and attended six other conferences organized by banks. Private meetings were also arranged for several hundred investors, analysts and fund managers.
- Information on the Group is available on the Internet at www.lagardere.com. The surfer will find the latest "products and services" news from Lagardère Media in the fields of digital technology, books, press publishing and distribution. Institutional headings (key figures, databases, etc.) are also available. This information, intended for all kinds of readers, employees and shareholders alike, is in French and English. Some of the topics have sound and video enhancements. The portal also offers navigation tools for finding information on the Group's companies and entities by business, country or key word.
- Specific information on EADS can be obtained directly from EADS' website www.eads.net or by phone at +33 (0) 1 42 24 24 24.



Issue and official listing of equity securities

This chapter is a part of the standard Reference Document, for use only when the Company is making a specific issue.

It is therefore not applicable. ■



General description of Lagardère and its capital stock

3.1 | Description of the Company

3.1.0 Corporate name and head office

LAGARDÈRE SCA
4, rue de Presbourg - 75116 Paris, France

3.1.1 Legal form

Lagardère is a French limited partnership with shares *(société en commandite par actions).*

Statutory Auditors
- BARBIER FRINAULT & AUTRES
- Alain GHEZ
- MAZARS & GUÉRARD

A French limited partnership with shares has two categories of partners:
- one or more general partners *(associés commandités)* - they are indefinitely liable for the company's liabilities, and their partnership rights can be sold or otherwise transferred only under certain conditions;
- limited partners *(associés commanditaires* or *actionnaires*, hereinafter referred to as "shareholders") - their situation is the same as that of shareholders in a corporation *(société anonyme).* Their holdings can be sold or otherwise transferred under the same conditions as shares in a corporation, and they are liable for the company's liabilities only to the extent of their contribution. They are represented by the Supervisory Board.

A limited partnership with shares is managed by one or more managing partners, who may be individuals or corporate entities. They are selected from amongst the limited partners or third parties, but may not be shareholders.

Because of the two categories of partners, corporate decisions are taken at two different levels: by the limited partners in general meetings, and by the general partners. Members of the Supervisory Board are appointed only by the limited partners. If a general partner is also a limited partner he cannot take part in the vote.

Lagardère SCA is subject to French laws governing *sociétés en commandite par actions*, and, in the framework of such laws, by the special provisions of its by-laws. ■

3.1.2 Governing law

Lagardère is governed by the laws of France.

3.1.3 Duration of the Company

Lagardère was originally incorporated on September 24, 1980 and will expire on December 14, 2079.

3.1.4 Corporate purpose (Article 3 of the by-laws)

Lagardère's purpose is in France and abroad:
- to acquire any form of interests or investments in all types of corporation or business, whether French or foreign, by any appropriate means;
- to manage any type of security portfolio and to carry out any related spot or future transactions, whether contingent or not;
- to acquire and license any patents, trademarks, and commercial and industrial businesses;
- and, more generally, to carry out any commercial, financial, industrial, security and real estate transactions related to the above purposes or to any other purpose related thereto with the aim of aiding in the development of the Company's operations. ■

3.1.5 Commercial Register and registration number

Lagardère is registered in the Commercial Register (*Registre du Commerce)* under number: 320 366 446 RCS Paris.

3.1.6 Inspection of corporate documents

The legal documents of Lagardère are available for inspection at the following address: 121, avenue de Malakoff - 75116 Paris, France.

3.1.7 Fiscal year

The reporting period of Lagardère is of one year's duration, from January 1 to December 31 each year.

3.1.8 Allocation and distribution of income

The Parent Company statement of income, which includes all its revenues and expenses for the year, shows, after depreciation, amortization and provisions, Lagardère's Parent Company net income or loss for the year (hereinafter called "Parent Company net income").

Out of Parent Company net income for the year, less previous accumulated losses if any, a certain amount must, by law, be set aside in priority and to the extent necessary to form the legal reserve.

Income available for distribution is made up of Parent Company net income, less any accumulated losses, less any transfers to reserves required by law or by the by-laws, plus any unappropriated retained earnings.

Out of income available for distribution, a sum equal to 1% of consolidated net income for the year after minority interests is paid to the general partners *(associés commandités)* in their capacity as general partners, whether they are managing partners *(gérants)* or not, in the proportions they decide.

The balance is distributed among the shareholders in proportion to the number of shares held by each of them.

However, the general meeting may, upon recommendation of the managing partners *(gérance)*, decide to set aside from the balance available for distribution among the shareholders such amounts as it deems fit to be carried forward, or to be allocated to one or more general, extraordinary or special reserves.

Dividends are normally distributed out of Parent Company net income for the year.

The general meeting may, however, in addition, decide to distribute any part of the reserves available to it by expressly indicating those reserves from which such distributions are to be made. To the extent such reserves have been established by transfer of income available for distribution only to the shareholders, the dividends paid out therefrom accrue to the benefit of owners of shares alone, in proportion to the number of shares held by each of them.

The general meeting called to approve the financial statements for the year may, in respect of all or part of the dividends proposed for distribution, offer each shareholder an option to receive payment of his dividend in cash or in shares.

Similarly, the general meeting approving the distribution of an interim dividend under the terms of article L. 232-12 of the French Commercial Code governing such distributions, may, in respect of all or part of the said interim dividend, offer each shareholder the option to receive payment of his interim dividend in cash or in shares.

The offer, price and conditions under which the shares are issued, the

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request for payment in shares and the conditions of the resulting capital increase, are governed by law and regulations.

Dividends are payable at the time and in the place determined by the managing partners, within a maximum period of nine months from the end of the fiscal year, save where this period is extended by court order. ■

3.1.9 General meetings

General meetings are called either by the managing partners or by the Supervisory Board *(Conseil de Surveillance)*, or by any other person having the right to do so by virtue of law or under the by-laws of Lagardère.

General meetings are held at the head office or at any other place as indicated in the notice of meeting. Notices of meeting are issued in the manner and within the time period provided by law and regulations.

General meetings are chaired by the managing partner *(gérant)* or one of the managing partners if there are several of them. If the meeting is called by the Supervisory Board, it is chaired by the Chairman or by a member of the Supervisory Board appointed to this effect. Where the meeting has been called by any other person legally empowered to do so, the meeting is chaired by the person who called the meeting. If the person entitled or appointed to chair the meeting fails to do so, the meeting itself elects its chair.

The vote tellers *(scrutateurs)* are the two shareholders having the greatest number of shares, either directly or by way of proxy, and who are present and accept to be tellers.

The vote tellers thus designated constitute the officers of the meeting *(bureau)*, and appoint a secretary who need not be a shareholder.

The officers of the meeting verify, certify and sign the attendance sheet, ensure that discussions are properly held, settle any differences which may arise in the course of the meeting, count the votes cast, verify that voting procedures are properly observed and that minutes of the meeting are drawn up.

Minutes recording the deliberations of each meeting are entered in a special register signed by the officers of the meeting. The minutes, drawn up and recorded in this form, are considered to be a true transcript of the meeting. All copies of or extracts from the minutes must be certified by one of the managing partners, by the Chairman of the Supervisory Board, or by the secretary of the meeting.

Ordinary general meetings

The annual general meeting examines the management report prepared by the managing partners, the report of the Supervisory Board and the report of the Auditors; it discusses and approves the Parent Company financial statements for the previous year and the proposed allocation of net income, in accordance with the law and the by-laws. In addition, the annual general meeting and any other ordinary general meeting may appoint or dismiss the members of the Supervisory Board, appoint the Auditors and vote on all questions within its authority and placed on the agenda, with the exception of those matters defined in article 21 of the by-laws as being exclusively within the authority of an extraordinary general meeting.

No resolution can be adopted by the ordinary general meeting without the unanimous prior agreement of the general partner(s), with the exception of resolutions concerning the election, resignation or dismissal of members of the Supervisory Board and the appointment of a managing partner, where the Supervisory Board has exercised its right of veto twice within two months (see paragraph 3.1.12 Powers of the Supervisory Board, sub-paragraph 2). The agreement of the general partner(s) must be obtained by the managing partners prior to the ordinary general meeting. All resolutions are adopted by a majority of the votes cast by the shareholders present or represented, including votes cast by mail, except as expressly provided in the last section of sub-paragraph 2 of paragraph 3.1.12 Powers of the Supervisory Board.

Extraordinary general meetings

The extraordinary general meeting may validly decide on:

- any amendment of the by-laws for which the approval by an extraordinary general meeting is required by law, including, but not limited to, and subject to the provisions of the by-laws, the following:
  - increase or reduction of the Company's capital stock;
  - changes in the terms and conditions of share transfers;
  - changes in the composition of ordinary general meetings or shareholders' voting rights at ordinary and/or extraordinary general meetings;
  - changes in the purposes of the Company, its duration or its head office, subject to the powers granted to the managing partners by the by-laws to transfer the Company's head office;
  - transformation of the Company into a company having another legal form, such as a corporation *(société anonyme)* or a limited liability company *(société à responsabilité limitée)*;
- winding-up of the Company;
- merger of the Company;
- and all other matters on which an extraordinary general meeting may validly decide in accordance with law.

No resolution can be passed by the extraordinary general meeting without the unanimous prior agreement of the general partner(s). However, where there are several general partners, a resolution to transform the Company into a company having another legal form requires the prior agreement of only a majority of the general partners.

The agreement of the general partner(s) must be obtained by the managing partners, in advance of the extraordinary general meeting in question.

Attendance and representation at meetings, proxies, double voting rights

Any shareholder has the right to attend general meetings and to take part in the discussions, either personally or through a proxy, on proof of identity and providing his name has been recorded in a shareholders' account at least five days before the meeting.

A shareholder who does not personally attend the meeting may choose among the three following options:

- to give a proxy to another shareholder or to his or her spouse; or
- to vote by mail; or
- to send a blank proxy form to the Company without appointing a proxy, in accordance with the applicable laws and regulations.

In this last case, the Chair of the general meeting will cast a vote in favor of all draft resolutions presented or approved by the managing partners and a vote against all other draft resolutions. In order to cast their votes differently, shareholders must choose a proxy holder who agrees to vote as instructed by them.

At each meeting, shareholders have a number of votes equal to the number of shares they own or represent, as evidenced by the share register on the fifth working day prior to the meeting. However, double voting rights – two votes for each share – are attributed to all those shares which are fully paid-up and which have been registered in the name of the same shareholder for at least four years. In addition, shareholders entitled to double voting rights on the date on which the Company was transformed into a limited partnership with shares, retain their double voting rights.

Furthermore, where the Company's capital stock is increased by incorporation of reserves, profits or additional paid-in capital, a double voting right is granted, from the date of issue, in respect of free registered shares distributed to the holder of shares which originally carried double voting rights.

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Transfer of title to a share results in the loss of the double voting right. However, transfer as a result of inheritance, liquidation of community property between spouses, or inter vivos gift to a spouse or relative automatically entitled to inherit under French law does not cause existing double voting rights to lapse, nor does it interrupt the four-year period referred to above. Similarly, the merger or demerger of the Company has no effect on the double voting rights which may be exercised within the resulting company or companies if the by-laws of the said companies recognize these rights.

Voting rights are exercised by the owner even if the shares are pledged, and by the usufruct owner *(usufruitier)* at ordinary general meetings and by the bare owner *(nu-propriétaire)* at extraordinary general meetings. ■

3.1.10 Disclosure of holdings exceeding specific thresholds

Without prejudice of provisions of article L. 233-7 of the French Commercial Code, any shareholder holding directly or indirectly, as defined in said article L. 233-7, 1% or more of the voting rights, must, within five days following registration to his account of the shares that brought his holding to or above such threshold, disclose to the Company, by registered letter with acknowledgment of receipt, addressed to the head office, the total number of shares and voting rights he holds.

Disclosure must be renewed in the conditions described above every time a threshold of a further 1% is exceeded.

In the absence of disclosure in the conditions described above, all shares in excess of the threshold for which disclosure should have been made may lose their voting rights in respect of any shareholder meeting that may be held within a two-year period following the date on which the declaration is finally made, upon request of one or more shareholders holding together 5% or more of the capital stock, such request being duly recorded in the minutes of the general meeting. In these same circumstances, voting rights attached to such shares for which proper declaration has not been made cannot be exercised by the shareholder at fault, nor may he delegate such rights to others.

In accordance with legal regulations applicable, the Company has the right to obtain at any time from the clearing agent the name, or corporate name in the case of a corporate shareholder, the nationality and address of holders of securities carrying immediate or deferred voting rights at its own general meetings, together with the number of securities held by each of them and the restrictions, if any, that may apply to those securities. ■

3.1.11 General partners

1) The general partners *(associés commandités)* are:
- Mr. Jean-Luc Lagardère,
domiciled at 4, rue de Presbourg - 75116 Paris, France
- Arjil Commanditée - ARCO
a French corporation with capital stock of € 40,000,
having its head office at 121, avenue de Malakoff - 75116 Paris, France
and registered in the Commercial Register under number: 387 928 393 RCS Paris.

Arjil Commanditée - ARCO unconsolidated financial statements for 2001 are as follows:

UNCONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2001 (in thousands of euros)

BALANCE SHEET

Assets	
Accounts receivable	6,460
Total	**6,460**

Liabilities and shareholders' equity	
Capital stock	40
Retained earnings	3,551
Net income for the year	2,303
Accounts payable	566
Total	**6,460**

STATEMENT OF INCOME	
Operating revenues	0
Operating expenses	14
Operating loss	*(14)*
Financial income	3,141
Financial expenses	0
Net financial income	*3,141*
Non-operating income	*0*
Income tax	(824)
Net income for the year	***2,303***

2) The appointment of one or more new general partners is decided by the shareholders in an extraordinary general meeting, upon the unanimous recommendation of the existing general partners or partner.

3) The Company is not wound up in the case of the death or incapacity of a person who is a general partner, nor in the event of liquidation of a general partner which is a corporate entity.

4) A person who is a general partner who is also a managing partner loses his status as general partner, automatically and effective immediately, if the person is dismissed as managing partner for just cause under the terms of article 10-6 of the by-laws.

5) Any corporate entity which is a general partner automatically loses such status effective immediately, in the event that it effects a sale or subscription of shares which is likely to change its control, in the absence of consent to such a transaction by the Supervisory Board, as provided in article 14-4 of the by-laws.
In both cases the by-laws are automatically amended to reflect this change. The amendment is recorded and published by a managing partner, or in the absence of a managing partner, by a general partner or by the Supervisory Board.

Rights of the general partners

General partners who are not also managing partners *(commandités non gérants)* do not participate directly in the management of the Company, except as described in article 10-6 of the by-laws (absence of managing partner). They exercise all the prerogatives attributed to their status by law and the by-laws.
By reason of the unlimited joint and several liability they assume, general partners who are not also managing partners have right of access to all books and documents of the Company and to ask the managing partners any questions concerning the management of the Company, in writing. The managing partners must answer such questions in writing as promptly as possible. In addition, in consideration for their unlimited joint and several liability, general partners are entitled to specific remuneration calculated in accordance with the provisions of article 25 of the by-laws.

Decisions of the general partners

1) The general partner(s) take decisions either in meetings or by written consultation (ordinary letter, telex, telegram, fax, etc.).

2) In the event of a written consultation, each general partner has a period of fifteen days to inform the managing partners of his decision on each of the draft resolutions. A general partner who does not reply within this period is considered to have voted against the resolution.

3) Decisions taken by the general partner(s) are recorded in minutes stating, inter alia, the date and method of consultation, the report or reports made available to the general partner(s), the text of the resolutions and the result of the voting.
The minutes are drawn up by the managing partners or by one of the general partners, and signed by the general partner(s) and/or the managing partner(s), as the case may be. Copies or extracts of the minutes are validly certified as true copies either by the managing partner, or by one of them if there are more than one, and by the general partners. ■

3.1.12 Supervisory Board

Establishment of the Supervisory Board

1) The Company has a Supervisory Board composed of fifteen members, selected exclusively among shareholders who are neither general nor managing partners.

2) The Board members are appointed or dismissed by the shareholders in an ordinary general meeting. Shareholders who are also general partners are not entitled to vote on such resolutions.

3) The term of office of members of the Supervisory Board cannot exceed six years. It terminates at the close of the annual general meeting called to approve the financial statements for the preceding year and which is held during the year in which the term of the member expires. Members of the Supervisory Board may be reelected.

No more than a third of the members of the Supervisory Board may be more than seventy-five years old. If this number is exceeded, the oldest member is automatically deemed to have resigned.

Powers of the Supervisory Board

1) The management of the Company is placed under the permanent supervision of the Supervisory Board as provided by law.

In accordance with law, the Board prepares a report for each annual general meeting called to approve the financial statements of the Company. This report is made available to the shareholders at the same time as the managing partners' report and the financial statements.

In the event of one or more managing partners being dismissed by the general partners, the Board must give its opinion. For this purpose, the Board is notified by the general partners at least fifteen days in advance, and it must give its opinion within ten days of such notice, which is given by registered letter addressed to the Chairman of the Supervisory Board.

The Supervisory Board draws up a report on any proposal to increase or reduce the Company's capital stock.

The Supervisory Board may, if it deems it necessary, after having informed the managing partner(s) in writing, call an ordinary or extraordinary general meeting of the shareholders, in compliance with the legal provisions relating to notices of meetings.

The Supervisory Board has, by law, the right to receive from the managing partners the same documents as are made available to the Auditors.

2) Save for the appointment of the first managing partner, which is governed by article 10 of the by-laws, the appointment or reappointment of any managing partner must be approved by the Supervisory Board. Should Arjil Commanditée - ARCO be appointed as managing partner, the Supervisory Board's approval will have to be obtained, not in respect of ARCO itself, but in respect of its chairman and general managers.

The Supervisory Board must grant or refuse its approval within twenty days of receiving notice from the general partners of the proposed appointment.

If the Supervisory Board twice refuses to approve an appointment within a period of two months, in respect of two different candidates, while the Company is left without a managing partner and it is managed on an interim by the general partners under article 10-6 of the by-laws, approval may be given by a majority vote of the shareholders in an ordinary general meeting called by the general partner(s) and at which only one of the two candidates is put forward.

In the absence of approval from either the Supervisory Board or the general meeting in accordance with the above, the general partner(s) designate a third person. If the Supervisory Board fails to approve the appointment of the said third candidate, the appointment is submitted to the shareholders in an ordinary general meeting which may only refuse the candidate by a vote of a two-third majority of the shareholders present or represented.

3) Should ARCO become a managing partner of the Company, and as from its appointment to such office, no person may become a shareholder in ARCO either by acquiring shares in ARCO or by subscribing to an increase in its capital stock, exercising share warrants or through the conversion or redemption of bonds, without the prior agreement of the Supervisory Board, which must approve or refuse this proposal within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of the third paragraph of article 10-6 of the by-laws, is automatically deemed to have resigned from its office as managing partner, effective immediately.

4) Any transaction for the transfer of ARCO shares or the issue of securities by ARCO, which might alter its control immediately or in the future, must obtain the prior approval of the Supervisory Board, which must make a decision within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of Article 18-5 of the by-laws, automatically forfeits its status of general partner, effective immediately.

5) The approval of the Supervisory Board required in sub-paragraphs 3 and 4 above is automatically deemed to have been given, if the acquiring or subscribing candidate makes a valid public tender offer for all of the Company's shares. Such approval is not required in the event of a transfer of ARCO shares by way of inheritance. ■

3.1.13 Managing partners (Gérance)

1)The Company is managed by one or more managing partners *(gérants)*.

The first managing partner, Mr. Jean-Luc Lagardère, was appointed on December 30, 1992 for a period of six years.

On March 17, 1998, the Supervisory Board unanimously approved the following proposals of the general partners:

- to renew Mr. Jean-Luc Lagardère's term of office as managing partner for a period of six years, from December 30, 1998;
- to appoint ARCO managing partner for a period of six years, form Mach 17, 1998; ARCO being represented by its two officers: Mr. Philippe Camus, Chairman and Chief Executive Officer, and Mr. Arnaud Lagardère, Deputy Chairman and Chief Operating Officer. The choice of these two representatives received the prior approval of the Supervisory Board.

The Company's two general partners, Mr. Jean-Luc Lagardère and ARCO, are thus now both managing partners.

2) Throughout the life of the Company, any new managing partner is appointed unanimously by the general partners, with the approval of the Supervisory Board or of the general meeting according to the provisions of article 14 of the by-laws.

3) Each managing partner has the broadest possible authority to act in any circumstances in the name of the Company, within the scope of the corporate purpose and subject to the powers expressly attributed by law or the by-laws to the general meeting of shareholders and to the Supervisory Board.

In accordance with law, each managing partner may authorize and grant, in the name of the Company, any sureties, warranties and undertakings which he deems reasonable.

Each managing partner may delegate part of his powers to one or more persons, whether or not they are employees of the Company and whether or not such persons

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have a contractual relationship with the Company. Such delegation in no way affects the duties and liability of the managing partner in relation to the exercise of such powers.

4) The managing partner(s) must take all necessary care in handling the business of the Company.

5) The age limit for a person who is a managing partner is 80 years.

6) The term of office of a managing partner cannot exceed six years and is renewable.

A managing partner who wishes to resign must inform the other managing partners, the general partners and the Chairman of the Supervisory Board, by registered letters with acknowledgment of receipt, at least three months before the date on which the said resignation is to take effect.

In the event that a corporate general partner which is also a managing partner of the Company, changes its managing partner(s), the chairman of its board of directors or its general manager(s), it is automatically deemed to have resigned as managing partner of the Company, effective immediately. This is also the case on expiry of the approval of such persons given by the Supervisory Board as described in paragraph 3.1.12 above, or in the event of sale or subscription of shares which the Supervisory Board has not approved as described in paragraph 3.1.12 above.

When a managing partner's office terminates, the management of the Company is carried out by the managing partner(s) who remain in office, without prejudice to the right of the general partners to appoint a new managing partner as a replacement, or to renew the appointment of the outgoing managing partner, as described in sub-paragraph 2 above.

Where a sole managing partner's office terminates, one or more new managing partner(s) are appointed, or the outgoing sole managing partner is reappointed, as described in sub-paragraph 2 above. However, pending such appointment(s), the Company is managed by the general partner(s) who may delegate all necessary powers for the management of the Company until the new managing partner(s) has been appointed.

A managing partner may be dismissed at any time on the grounds of incapacity (whether as a result of insolvency proceedings or otherwise) or for any other cause, by the unanimous decision of the general partners, after the Supervisory Board has expressed its opinion as described in paragraph 3.1.12 above. A managing partner may also be dismissed for just cause, by decision of the courts. ■

3.2 | **General description** of the **capital stock**

3.2.1 **Amount** of the **capital stock**

On December 31, 2001, the capital stock of the Company amounted to € 845,878,899.20 and was divided into 138,668,672 shares of par value € 6.10 each, all ranking pari passu and fully paid.

See details of changes in the capital stock over the last four years in paragraph 3.2.4. ■

3.2.2 Authorized unissued capital

The combined general meeting of May 23, 2000 authorized the managing partners, for a period of 26 months, to issue securities granting access to the Company's capital, immediately or at a later date, within the following limits:

- maximum nominal amount of capital increases which may result from authorized issues € 300 million
- maximum authorized for bond issues € 1,500 million

The unused portions of authorizations granted by the above general meeting[1] by type of security, after taking account of the € 84,323,747 capital increase which took place in May 2000 as part of the share exchange offer launched by the Company for the shares of Hachette Filipacchi Médias, are as follows:

Limits (in millions euros)	Maximum amount for bond issues	Maximum (nominal) amount of capital increase which may result from unused authorizations
1. By type of security		
Common stock	-	215.6
Shares with share subscription warrants attached	-	215.6
Bonds with share subscription warrants attached	1,500	215.6
Convertible bonds	1,500	215.6
Share subscription warrants	-	215.6
Other composite securities	1,500	215.6
2. Total	**1,500**	**215.6**

[1] Although this decision did not involve securities granting access to the Company's capital, it should be noted that the meeting of May 21, 2001 authorized the managing partners to issue, on one or more occasions, bonds and securities other than securities granting access to the Company's capital, up to a maximum amount of € 2 billion.

The combined general meeting which will be called in May 2002 to approve the financial statements for the year 2001 will be asked to renew all of the above authorizations.

The general meeting of May 21, 2001 authorized for five years the managing partners to increase the capital stock of the Company, on one or more occasions, up to a maximum of 5% of the total number of shares making up the capital stock, through the issue of shares to be subscribed under the Group Savings Plan in accordance with articles L. 443-1 and following of the French Labor Code and article L. 225-138 of the French Commercial Code, by employees of the Company and its affiliated companies or groupings.

According to a decision taken on November 12, 2001 by the managing partners under this authorization, the capital stock was increased on December 21, 2001 by a nominal amount of € 4,063,966.4 through the issue, at a price of € 31.5 per share, of 666,224 new shares of par value € 6.10 each, representing 0.48% of the capital stock. All of these shares were subscribed by employees through investment funds set up under the Group Savings Plan. ■

3.2.3 Securities granting access to the Company's capital

Except for stock options granted but not yet exercised (see Chapter 6), there are no other securities granting access to the Company's capital.

3.2.4 Changes in the capital stock since December 31, 1997

Year	Description of the operation	Changes (*) Number of shares	Nominal amount (€)	Additional paid-in capital (€)	Total capital stock (€)	Total number of shares
Dec. 31, 1997					728,429,199	119,454,558
1998	Exercise of 505,816 share options	505,816	3,084,446	5,054,193	731,513,645	119,960,374
1999	Exercise of 216,255 share options	216,255	1,318,714	2,257,040	732,832,359	120,176,629
	Capital increase reserved for employees	1,034,540	6,308,584	19,037,645	739,140,943	121,211,169
	Exercise of 1,338,060 share options	1,338,060	8,159,437	15,971,391	747,300,380	122,549,229
2000	Exercise of 494,980 share options	494,980	3,018,368	5,849,006	750,318,749	123,044,209
	Issue of shares as part of the public share exchange offer for Hachette Filipacchi Médias shares	13,828,188	84,323,747	904,245,699	834,642,496	136,872,397
	Capital increase reserved for employees	357,407	2,179,454	16,155,525	836,821,950	137,229,804
	Exercise of 343,534 share options	343,534	2,094,857	4,308,728	838,916,807	137,573,338
2001	Exercise of 336,430 share options	336,430	2,051,537	4,195,271	840,968,344	137,909,768
	Translation of capital stock into euros, by translating the par value of each share (**)		281,241		841,249,585	137,909,768
	Capital increase reserved for employees	666,224	4,063,966	12,922,090	845,313,551	138,575,992
	Exercise of 92,680 share options	92,680	565,348	1,420,619	845,878,899	138,668,672

(*) *Most of the figures indicated below are the French franc original amounts translated into euros.*
(**) *Par value of FRF 40 translated into € 6.10 (rounded up to the nearest cent of a euro).*

3.3 | Shareholders and voting rights at February 28, 2002

On completion of the Group's restructuring carried out at the end of 1992, Lagardère Capital & Management announced that it was in concert with Floirat group (Aigle Azur SA and the Floirat family), Marconi Corporation Plc (formerly GEC) and DaimlerChrysler. The French Stock Exchange gave notice of this action to the public in a notice dated February 23, 1993.

On February 28, 2002, the Floirat family only held 0.14% of Lagardère SCA's capital stock (0.22% of the voting rights).

Following:
- the sale by Marconi Corporation Plc of all of its holding in October 2001, and

- the disclosure made on February 19, 2002 by Lagardère Capital & Management, a company jointly held by Mr. Jean-Luc Lagardère and Mr. Arnaud Lagardère, that it had raised its holding above the statutory ceiling of 5% and that it then held 5.26% of Lagardère SCA's capital stock (6.9% of the voting rights),
Lagardère Capital & Management, and

DaimlerChrysler now hold 7.5% of the capital stock and 10.7% of the voting rights.

On April 21, 1993, the French Stock Exchange gave notice of the agreement between Lagardère Capital & Management and DaimlerChrysler, after the Council of Securities Exchanges *(Conseil des Bourses de Valeurs)* had noted, in its session of March 24, 1993, that two clauses of this agreement (undertaking by Lagardère Capital & Management not to accept a direct competitor of DaimlerChrysler as a shareholder in Lagardère; non-dilution clause in respect of DaimlerChrysler's interest) characterized this agreement as a concert.

The contents of this agreement may be summarized as follows:
- right of first refusal granted by DaimlerChrysler France Holding to Lagardère Capital & Management, which right may be exercised by a nominee, in respect of those Lagardère shares held by DaimlerChrysler France Holding;
- right granted to Lagardère Capital & Management to acquire Lagardère shares held by DaimlerChrysler France Holding in the event that DaimlerChrysler AG loses control of DaimlerChrysler France Holding, except where control of DaimlerChrysler France Holding is transferred to another company controlled by DaimlerChrysler AG, and the said company has accepted the terms of the agreement;
- undertaking given by Lagardère Capital & Management to use its best efforts to enable DaimlerChrysler France Holding to sell its shares at the same price and on the same conditions as Lagardère Capital & Management in the event that the latter plan to sell all of its interest in Lagardère;
- undertaking by Lagardère Capital & Management to enable DaimlerChrysler France Holding to subscribe, in proportion to its interest, to future capital increases in cash of Lagardère;
- undertaking by Lagardère Capital & Management to provide DaimlerChrysler France Holding with the financial information, other than confidential information, which it may have from time to time at its disposal, regarding Lagardère;
- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to all significant strategic decisions by Lagardère affecting major interests of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to refrain from seeking to introduce any direct competitor of DaimlerChrysler AG into the capital of Lagardère without the consent of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any proposal by Lagardère to pay dividends amounting to less than half of its income available for distribution;
- undertaking by DaimlerChrysler AG to inform Lagardère Capital & Management prior to any direct or indirect acquisition of securities in Lagardère;
- undertaking by DaimlerChrysler AG to refrain from acquiring securities in Lagardère directly, indirectly or in concert with any third party, except with the consent of Lagardère Capital & Management, which would or could bring the percentage of its shareholding in Lagardère to more than 10% of the latter's capital stock.

The rest of Lagardère SCA's capital stock is held as follows:

	% of capital	% of voting rights
French investors	27.43	28.39
Non-French investors	43.84	39.67
General public	14.19	16.36
Employees and Group Savings Plan investment funds	3.71	4.68
Treasury stock	3.18	-

On July 11, 2001, Franklin Resources Inc, acting on its own account and on behalf of its affiliates, declared that it held more than the statutory ceiling of 5% of the voting rights in Lagardère SCA. On October 30, 2001, it declared that its investment had fallen below this ceiling and that it held, through various investment funds and managed accounts, 5.93% of the capital stock and 4.81% of the voting rights.
The Company is not aware of any other stockholder holding 5% or more of its capital stock or voting rights. ■

3.3.1 Voting rights

At February 28, 2002:

- Total number of voting rights: **168,293,360**
- Total number of shareholders: **203,006**
- Percentage of capital held by Supervisory Board members: **7.09%**
- Percentage of voting rights held by Supervisory Board members: **9.15%**

3.3.2 Changes in shareownership

There have been no significant changes in shareownership or voting rights over the last three years.

In accordance with the decisions of the general meetings of June 23, 1995, May 30, 1997 and May 23, 2000, the managing partners have granted in the years 1995, 1997, 1998, 1999 and 2000, a total of 7,642,800 options each of them giving the right to subscribe to one Lagardère share. Details on options are given in paragraph 6.3.2.

3,327,755 options, including options granted in 1994, were exercised between January 1, 1998 and December 31, 2001, giving rise to the issue of 3,327,755 new shares (See table 3.2.4).

3.3.3 Authorization granted to the managing partners to deal on the Stock Exchange in the Company's shares

In accordance with the provisions of article L. 225-209 of the French Commercial Code, the general meeting of May 21, 2001 renewed the authorization granted to the Company by the general meeting of May 2, 2000 to proceed with purchases and sales of its own shares in order to regulate the market.
The per-share maximum purchase price is fixed at € 100, and the minimum sales price at € 50.
This authorization may not result in increasing the number of its own shares held directly or indirectly by the Company to more than 10% of the total number of shares making up the capital stock.

During 2001, the Company purchased 3,165,071 shares in application of this authorization, for a total amount of € 166,803,122, representing an average price of € 52.7 per share. 67,084 of these shares were acquired through the Paris Bourse's deferred settlement system in November 2000 and were delivered to the Company on January 31, 2001. No share purchase was made by the Company since January 1, 2002.

Consequently, at February 28, 2002, the Company owned 3,698,367 of its own shares or 2.67% of its capital, at a value of € 192,242,511 giving an average per-share price of € 51.98.

At February 28, 2002, including the 707,627 indirectly-owned treasury shares (0.51%), the Company held directly and indirectly 4,405,994 of its own shares, i.e. less than 3.18% of the shares making up the capital stock.

3.3.4 Corporate entities exercising control over Lagardère

Lagardère Capital & Management (L.C.&M.), with 5.26% of the capital and 6.9% of the voting rights, is the largest permanent shareholder in Lagardère SCA. Its capital stock is held by Mr. Jean-Luc Lagardère and his son Arnaud. Its Chairman is Mr. Jean-Luc Lagardère, who is a general partner of Lagardère SCA, as is ARCO, a subsidiary of L.C.&M.

3.3.5 Group to which the Company belongs

Lagardère SCA is the ultimate holding company of the Lagardère Group. See Group organization at December 31, 2001, page 29, paragraph 4.1.1.2).

3.4 | Stock exchange information

3.4.1 General

- Number of shares making up the capital stock at December 31, 2001: 138,668,672
- Number of shares listed on December 31, 2001: 138,668,672
- Listed : Paris Stock Exchange - *Premier Marché* - Deferred settlement system *(Système du Règlement Différé - SRD).*

3.4.2 Dividends, trading volumes and share prices

Dividends paid (in euros)

Year of payment	Number of shares entitled to dividends	Net dividend (€ per share)	Tax credit (€ per share)	Gross dividend (€ per share)	Total dividends (€ millions)
1997 [1]	96,687,710	0.56	0.28	0.84	54.5
1998 [1]	118,593,649	0.67	0.33	1.00	79.6
1999	118,834,265	0.78	0.39	1.17	92.7
2000	121,713,270	0.78	0.39	1.17	94.9
2001	137,164,803	0.78	0.39	1.17	107.-

[1] *Euro translation of the exact amount in French francs.*

Dividends paid (in French francs)

Year of payment	Number of shares entitled to dividends	Net dividend (€ per share)	Tax credit (€ per share)	Gross dividend (€ per share)	Total dividends (€ millions)
1997	96,687,710	3.70	1.85	5.55	357.7
1998	118,593,649	4.40	2.20	6.60	521.8
1999 [1]	118,834,265	5.12	2.56	7.67	[1] 608.-
2000 [1]	121,713,270	5.12	2.56	7.67	[1] 622.7
2001	137,164,803	5.12	2.56	7.67	[1] 701.8

[1] *French franc translation of the exact amount in euros.*

Any dividend not claimed within five years from the due date lapses and is paid to the French Treasury.

Trading volumes and changes in Lagardère share price
January 1998 - February 2002
Source: SBF - Bourse de Paris

	Month	Total shares traded	Average daily volumes	Total amount (thousands)	Average daily amount (thousands)	Opening price on last day of month	High for month	Low for month
				€	€	€	€	€
1998	January	7,857,652	374,173	252,314	12,014.93	32.93	33.34	29.12
	February	5,279,918	263,995	176,940	8,846.98	34.00	34.30	32.18
	March	10,610,028	482,274	385,035	17,501.59	37.35	39.26	33.39
	April	6,308,407	315,420	232,225	11,611.23	34.27	40.32	33.58
	May	10,190,853	566,158	378,173	21,009.61	40.17	40.99	34.18
	June	7,199,521	342,834	285,634	13,601.62	37.96	42.50	37.52
	July	10,392,681	494,889	427,546	20,539.35	41.18	44.94	36.44
	August	6,140,674	292,413	226,947	10,607.02	36.89	41.47	31.40
	September	9,484,231	431,101	279,811	12,718.68	26.97	35.58	24.15
	October	8,458,602	384,481	229,926	10,451.20	32.75	34.61	22.09
	November	8,871,978	443,598	308,980	15,449.02	35.22	36.89	32.35
	December	8,885,137	444,256	297,431	14,871.55	36.13	36.57	31.05
1999	January	8,146,697	407,335	304,024	15,201.20	39.10	39.40	34.51
	February	9,006,989	450,349	338,084	16,904.20	36.05	40.30	34.56
	March	12,985,502	564,587	406,458	17,672.10	30.10	36.39	28.00
	April	12,786,025	639,301	414,508	20,725.40	36.00	37.50	28.97
	May	13,878,798	693,940	537,618	26,880.90	37.57	41.20	36.30
	June	10,973,933	498,815	399,740	18,170.00	35.20	39.15	33.80
	July	11,249,664	535,698	408,025	19,429.80	35.20	38.90	34.81
	August	6,876,138	312,552	257,397	11,699.90	38.54	40.00	35.20
	September	10,857,852	493,539	440,554	20,025.20	38.60	43.86	37.51
	October	8,582,313	408,682	339,563	16,169.70	37.20	44.00	36.81
	November	14,230,963	677,655	605,474	28,832.10	46.65	49.50	37.15
	December	10,750,257	488,648	533,137	24,233.50	52.90	54.00	45.75
2000	January	27,725,973	1,320,284	1,943,039.70	92,525.70	80.00	85.50	51.20
	February	19,053,447	907,307	1,786,562.40	85,074.40	97.00	108.00	80.50
	March	15,415,356	670,233	1,421,400.40	61,800.00	80.00	110.00	80.00
	April	16,799,819	933,323	1,227,128.40	68,173.80	72.10	86.20	62.10
	May	13,347,061	606,685	959,728.00	43,624.00	73.70	81.50	59.80
	June	11,866,131	565,054	960,019.20	45,715.20	80.00	87.25	74.35
	July	8,303,631	415,182	622,210.00	31,110.50	70.30	80.50	64.25
	August	9,215,562	400,677	675,797.50	29,382.50	78.80	80.55	67.60
	September	8,889,284	423,299	674,715.30	32,129.30	69.50	85.25	68.30
	October	13,186,109	599,369	831,930.00	37,815.00	66.75	71.55	55.00
	November	10,398,175	472,644	659,249.80	29,965.90	59.00	71.50	56.70
	December	7,705,516	405,553	488,495.70	25,710.30	62.40	67.50	59.15
2001	January	9,281,337	421,879	611,723.20	27,805.60	68.00	72.00	57.20
	February	9,635,001	481,750	607,994.00	30,399.70	62.00	69.20	60.30
	March	12,341,807	560,991	724,893.40	32,949.70	58.20	65.50	51.25
	April	10,840,794	570,568	655,589.30	34,504.70	63.75	65.50	55.05
	May	11,585,763	526,626	746,985.80	33,953.90	61.80	67.50	60.70
	June	10,659,621	532,981	621,846.00	31,092.30	53.10	64.60	51.30
	July	8,149,940	370,452	459,773.60	20,898.80	60.80	60.80	52.40
	August	10,193,104	443,178	566,407.20	24,626.40	52.70	61.30	50.30
	September	21,838,748	1,091,937	820,104.00	41,005.20	34.27	51.90	29.40
	October	17,694,036	769,306	652,696.30	28,378.10	37.00	42.89	32.50
	November	13,772,965	626,044	621,130.40	28,233.20	46.50	50.80	38.50
	December	9,460,705	525,595	438,867.00	24,381.50	46.00	49.70	44.20
2002	January	10,995,320	499,787	499,347.20	22,697.20	44.90	49.75	43.26
	February	9,328,559	466,428	417,192.00	20,859.60	46.95	48.20	41.92



Information on Lagardère's operations

4.1 | Description of the Company and the Group

4.1.1 Group structure

4.1.1.1 – Recent history

Lagardère (known as MMB up to the end of 1992, then Lagardère Groupe until June 1996) was originally intended to unite, through asset contributions, all assets held by the Matra group in the media sector, prior to the French State's acquisition of an interest in Matra's capital in 1982. All the shares created in consideration for these contributions were immediately allocated to the then shareholders of Matra.

From this starting point, and following various transactions (contributions and acquisitions), Lagardère increased its interest in Marlis to 42.1%. Up to December 29, 1992, Marlis controlled over 50% of Hachette's capital stock.

As part of the privatization of Matra in 1988, Lagardère obtained 6% of Matra's capital stock. Thanks to additional share purchases, Lagardère owned 25% of Matra's capital stock at December 29, 1992.

The Group was substantially modified by the numerous significant restructuring transactions which took place at the end of December 1992.

These transactions may be summarized briefly as follows:

- Lagardère absorbed its parent company Arjil, which also controlled Banque Arjil & Cie set up in 1987;
- Lagardère received by direct and indirect contributions shares in Matra (from Floirat, Daimler Benz and GEC) and Marlis (from Floirat, Crédit Lyonnais and Aberly, a subsidiary of Hachette);
- Matra and Hachette were merged;
- Lagardère adopted a new legal form, changing from a corporation (*société anonyme*) to a limited partnership with shares (*société en commandite par actions*), and the by-laws were changed to reflect the new form.

Following these operations, Lagardère held 37.6% of Matra Hachette's capital stock.

The financial markets welcomed the above restructuring operations and this encouraged the Group to take a further step in the process of simplification and reinforcement of its structure.

Lagardère, in a public exchange offer launched in February/March 1994, offered the shareholders of Matra Hachette an exchange of their shares for new Lagardère shares with share subscription warrants attached. At the end of this very successful offer, Lagardère held 93.3% of Matra Hachette's capital stock.

The substantial increase in the control of Lagardère over its subsidiary, which was the aim of the exchange offer, resulted in a reorientation of the bulk of stock exchange transactions to the Parent Company's share and confirmed Lagardère's leadership in the development of the whole Group.

This situation, characterized by the co-existence of two listed companies (Lagardère and Matra Hachette), one being the subsidiary of the other, caused problems in terms of both management and communication. It was finally corrected in June 1996 when Matra Hachette was merged into Lagardère. This last step in the simplification of the group structure enabled the Group to give a clearer, stronger and better oriented image, and more efficient means of strengthening its financial structure.

At that time, the Group had ten different divisions (Defense, Space, Telecommunications and CAD/CAM, Automobile, Transit Systems, Book Publishing, Print Media, Radio Broadcasting and TV and Film Production, Distribution Services, and Multimedia Grolier). Some of these activities have since been disposed of, re-sized or redeployed.

From 1996 onwards, Defense was merged with British Aerospace Dynamics; in 1998 the Transit Systems division was disposed of; in 1999 the Group withdrew from "public switching" and "cellular terminals" activities within the Telecommunications and CAD/CAM division. Then, all the industrial business activities were brought together into a single company, called Matra Hautes Technologies, which merged with Aerospatiale to form Aerospatiale Matra. Lastly, on July 10, 2000, this reorganization process culminated in the integration of Aerospatiale Matra, DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas SA (CASA) giving rise to EADS N.V. (European Aeronautic Defence and Space Company – EADS) (see pages 30 and 40).

In the field of the Media, starting in 1999, the Lagardère Group disposed of certain non-strategic assets (Outdoor Display, Grolier Inc.), and took 100% control of the Audiovisual business (Europe 1 Communication) and the Print Media business (Hachette Filipacchi Médias). At the beginning of 2000, two critical strategic alliances were finalized, one with the Canal Plus group and the other with Deutsche Telekom in the field of new dig-ital media (see page 31). ■

4.1.1.2 – **Group organization** *at December 31, 2001*


LAGARDÈRE SCA
99.2%
BANQUE ARJIL
High Technologies*
Lagardère Media*
Automobile*
15.10% (1)
(2)
100%
EADS
Airbus
Military Transport Aircraft
Aeronautics
Space
Defense and Civil Systems
100%
BOOK PUBLISHING
Hachette Livre
100%
PRINT MEDIA
Hachette Filipacchi Médias
100%
DISTRIBUTION SERVICES
Hachette Distribution Services
99%
LAGARDERE ACTIVE
Lagardere Active Broadcast
27.4%
multiThématiques
100%
Lagardere Active Broadband
34%
CanalSatellite
AUTOMOBILE
Matra Automobile

(1) Indirect consolidation percentage.

(2) Companies listed below are held through Hachette SA, a wholly-owned subsidiary of Lagardère SCA.

** Voting right and ownership interest percentages are identical.*

4.1.2 Ouline of the Group's strategy


Patricia
Cornwell
DOSSIER
BENTON
Calmann-Lévy crime
GUIA
DVD
O 'puto-maravilha'
a procura
da Pedra Filosofal

Lagardère is a media group with a strategic shareholding in EADS N.V. (European Aeronautic Defence and Space company – EADS) and total control of an automotive business.

In the field of the **Media**, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin), control of content publishing (book publishing, film & TV production and new media), and world leadership in the businesses of consumer magazines and distribution of cultural/leisure products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high-quality contents.

Over the past few years, considerable efforts have been directed towards digitizing audiovisual contents. These efforts will allow the Group to become a major player in the syndication of contents for multiple media. The agreements signed in 2000 with the Canal Plus group are in line with Lagardère's consolidation in the fields of digital television and contents.

The contents in question come from editorial archives that belong to Lagardère, and cover the company's favorite subjects, including celebrity gossip, women's lifestyle (fashion, beauty), education, youth, music, travel and cars.

As regards the distribution of contents, in July 2001, Lagardère Media acquired all 16 Virgin Megastore retail outlets in France, through its subsidiary Hachette Distribution Services. This will reinforce its distribution network for cultural/leisure products. Lagardère Media also acquired exclusive rights to use the Virgin Megastore brand in transit areas, as well as the right to use the Virgin brand for stores selling cultural/leisure products in France, Spain, Portugal and all French-speaking countries.


Virgin

Having acquired or consolidated these strategic advantages over the last two years, Lagardère can now focus on three priorities for 2002: accelerate international expansion, especially in Europe, the United States and Japan; cross-fertilize synergies between the Group's core businesses by promoting the flagship brands; and become a major player in the field of television.

In this area, the launch of digital terrestrial television in France and several other European countries represents a significant opportunity for Lagardère to develop its business activities in the field of television. The Group has already actively prepared a number of projects with a view to the call for tenders concerning digital terrestrial television launched by the French television regulation authority.

These efforts will confirm the Lagardère Group's position as one of the world's leading players in the media sector.

In the **High Technologies** business, the fundamental objective was European integration: this objective has been met, in the first instance, by a grouping together of national players (the contribution of Matra Hautes Technologies to Aerospatiale), followed by European players (the merger of Aerospatiale Matra with the German group DASA and the Spanish group CASA, forming EADS).

The formation of EADS resulted in considerable increases in the business volumes of the newly organized group and in significant savings derived from the synergies thus generated.

This should also enable operating profits to grow in the near future, from 5.5% of sales in 2001 to 10% in 2004.

As a result, with sales of around € 31 billion, EADS came into existence as one of the three largest aeronautics and defense groups in the world, providing Europe with the capacity to compete with the United States. The extensive reach of the three partners' combined business activities provides EADS with the capacity to compete effectively with Boeing (civil aviation), Lockheed Martin (military aviation) and Raytheon (missile systems).

On the strength of its European installations and competencies spread throughout Europe, EADS can also draw on the resources of an adequate financial market, since the shares making up its capital are listed in Paris, Frankfurt and Madrid.

In a spirit of equitable cooperation with the partners, Lagardère firmly intends to continue to play a decisive role in the management and strategy of the new company. The critical size of EADS on a global level, the increased operating income expected to be achieved through synergies, and the increased market liquidity offered by its stock exchange characteristics – three factors that constitute most valuable assets for EADS and its all shareholders. ■



4.1.3 Presentation of operations

4.1.3.1 – Lagardère Media

This business segment comprises the Group's Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

	1997	1998	1999	2000	2001 (1)
Contribution to consolidated sales (in millions of euros)	5,738	6,360	6,873	7,203	7,668
Contribution to consolidated operating income (in millions of euros)	227	234	283	323	353
Number of employees (2)	23,027	28,487	28,500	26,884	26,927

(1) Following the change of year-end from September 30 to December 31 recorded in the company's by-laws in 2001, the results of Lagardere Active Broadcast were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001).

(2) In the years 1997 and 1998, employees of all companies in the segment are included on a 100% basis.

BOOK PUBLISHING

Hachette Livre publishes educational, reference, general culture and leisure books for a wide public in France, Spain and the United Kingdom. As well as being a firmly established leader across the editorial spectrum, it is also a major force in sales and distribution.

In the course of the year 2001, the book publishing market worldwide continued a move towards concentration. The most spectacular example of this was the takeover of Houghton Mifflin by Vivendi.

In France, book publishing once again enjoyed a period of growth, following similar growth in 2000.

Despite the prevailing climate of uncertainty generated by the events of September 11 in the United States and the negative impact that resulted for the entire tourism and leisure publishing sector, the French book publishing market once again proved dynamic, recording growth of approximately 4%.

Against this background, Hachette Livre was able to maintain and even improve its positions in the fields of general literature, education, DIY, tourist guides and illustrated books. The publishing of part-works sold through newsstands was immensely successful.

One of Hachette Livre's main preoccupations is innovation, and in 2001 this was given concrete form on two different levels: the publishing of editorial contents and the way the company operates:

- in terms of editorial contents, the division's publishers continued to focus on creation as the keystone of the business, as illustrated by the new characters introduced in Youth publishing, *Gaspart* and *Lisa*; new *Marabout* collections of practical works, and new series for both the *Livre de Poche Jeunesse* and the *Bibliothèque Rose* and *Bibliothèque Verte*;
- in terms of how the company operates, in general literature the contours of the publishing houses were redefined, sales forces reorganized, and editorial archives digitized. Within the context of the digitizing operation, a catalog containing all the division's titles was produced and, in September 2001, Hachette Livre opened two commercial portals, "hachette.com" and "hachette-diffusion.fr", which quickly gained popularity with professionals in the trade and with bookshops.


Belle-Amie
Grasset
Erik Orsenna
La grammaire est une chanson douce
Stock

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Concerning the regulatory environment in France, book publishing profited from statutes regarding photocopying.
On the issue of free lending, this problem is currently the subject of discussions within the profession, and a solution may well be reached in the near future.
And it is unlikely that the single pricing policy will be called into question, for the French public authorities re-stated their determination to preserve the fundamental balance in the publishing landscape.


Aimez-vous Sagan ..
Dictionnaire
HACHETTE
junior

On an international level, the positioning of Hachette Livre, which gives priority to English and Spanish reading publics, was reinforced in the field of education with the acquisition of Bruño in Spain, and in the domain of illustrated books by the takeover of the English publisher Octopus.

With sales of € 16 million in 2001 and 180 employees in Madrid, Bruño focuses on school books (47%), educational publishing (20%) and Youth publishing (33%).


MATCH
Ces jours qui font trembler le monde
UN NUMERO HISTORIQUE

Octopus is a publishing group which includes such prestigious names as Mitchell Beazley, Philip's, Conran, and Hamlyn.

Half of the company's sales of approximately £ 40 million are achieved internationally. It has a catalog of 100,000 works including consecrated collections such as *Hugh Johnson's Pocket Wine* and *Miller's Antiques Price Guide*.

In England, Orion and Franklin Watts experienced growth in their business, as a result of the cumulative success of a number of works; among these David Pelzer, Ian Rankin, and Robert Ludlum. Through internal growth alone, Orion climbed from sixth to fifth position in the United Kingdom, while Franklin Watts experienced an increase in sales of 15.8% compared to the previous year, capitalizing on an initiative geared to promoting reading in schools and libraries.

In Spain, Salvat was penalized by difficulties in its door-to-door sales business.

Hachette Livre's strategy is directed at reinforcing its positions with the French-speaking readership, while at the same time developing a strong presence in Europe by taking advantage of the positions it has already acquired in Spain and in England.

PRINT MEDIA

The Hachette Filipacchi Médias group (HFM) is the leading publisher of magazines in the world. The group publishes 223 titles in 34 countries on all five continents, representing over a billion copies and more than 130,000 pages of advertising and € 2.4 billion in sales. Half of all sales are achieved outside France. HFM publishes 57 different magazines in France and 166 internationally.
Interdeco, the French leader in press advertising sales, has developed a powerful international network that manages international advertising for over 250 magazines belonging to the Group and to other, external groups.

For Hachette Filipacchi Médias, 2001 was marked by the following:
- the economic recession which began in the United States at the end of 2000, and was accentuated by the events of September 11 in New York. The recession and the impacts of the crisis also spread to other areas in the world, particularly Northern Europe;
- the rising price of newsprint which hit Europe while advertising sales fell. In the United States, the price of newsprint fell in the wake of advertising volumes; in Japan, prices remained stable;
- the continuation of our investments, despite the deterioration in the economic situation, both with launches (*Elle Girl* in the United States and in England, *Ana Rosa* in Spain and *Quark* in Italy) and strategic acquisitions such as the 42% interest taken in the Marie Claire group;
- the completion of operations to refocus the business on magazines, with the disposal of the remainder of French and Belgian printing activities on March 12, 2002. This operation included the signing of long-term agreements with the new owner, the Quebecor group, the terms of which were highly satisfactory to HFM in terms of quality and price.

All in all, in 2001 Hachette Filipacchi Médias recorded sales of € 2.4 billion, 52% of which were achieved outside France.
In spite of the crisis, profitability was maintained at the same level as in 2000, through the implementation of a plan to reduce costs, directed mainly at operations in the United States and France.

In the field of **Magazine publishing in France** and **Space sales**, after two years of strong growth in advertising revenue, the situation became abruptly tense at the end of the first quarter. In this difficult context, Interdeco achieved a slight increase in sales compared to 2000, which reflected a further increase in market share.
In 2001, efforts to develop subscription sales continued, with the resulting increase in volumes helping to offset falling sales of copies sold on newsstands.
The magazines launched in 2000 continued to grow in popularity, with *Isa* already firmly positioned in the world of women's press, while *Bon Voyage* consolidated its circulation. In men's magazines, sales of *Entrevue* and *Maximal* increased, confirming HFM's leading position in this market segment.

In the field of **Magazine publishing abroad**, 2001 was marked by the changing economic situation, principally in advertising sales, especially in the United States, due to the large number of launches there. In addition to the launches already mentioned, *Ana Rosa* and *Quark*, it should be noted that the other operations mainly concerned the creation of two new brand networks. First of all, *Elle Girl*, whose concept will benefit from reciprocal stimulation with those of *Jeune et Jolie* and *Ragazza*. Secondly, the first editions of *Marie Claire* produced jointly with the Marie Claire group; this new network, which will reinforce the existing *Elle* network, confirms HFM's position as global leader in the publishing of women's magazines.

As far as **Regional daily newspapers and supplements** are concerned, the circulation of dailies was up slightly, reversing the previous trend and demonstrating the efficacy of the efforts deployed to enhance the contents of the newspapers and stimulate their distribution. These results were obtained in an advertising situation that gradually deteriorated throughout the year, particularly regarding classified job ads. Supplements continued to make a positive contribution to the division's improved performance levels.

For the **Photo and associated products** division, 2001 was a year of profound change. First of all, the business was extended and completed by the acquisition of new photo agencies (including Rapho and Keystone) and by the creation of a new entity in the United States, whose appearance was marked by the distribution of photographs of the events of September 11. Secondly, a new management team was set up to restructure the entire business, which is expected to become profitable by the year 2004.
2001 was marked by the development of licensing in Asia, North America and Europe. Activities relating to the Internet were reduced until a viable economic model emerges: investments are now limited to the sites of *Elle*, *Pariscope* and *Car and Driver*.

Hachette Filipacchi Médias is approaching 2002 as a difficult year: the global economic situation remains uncertain and the effects of this on advertising are difficult to predict. However, the Group remains confident in its capacity to quickly capitalize on improvements in the economic climate. Hachette Filipacchi Médias will also pursue the efforts deployed over the past few years to reduce costs at all levels and will prepare for the future by continuing to implement its strategic policy of launches and acquisitions.


REFUSONS L'INDIFFÉRENCE
AU PAYS DES TALIBANS


CAR AND DRIVER
PLUS:
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DISTRIBUTION SERVICES

Distribute and sell communication and cultural leisure products thereby providing access to a diversity of ideas to customers worldwide, such is the mission of Hachette Distribution Services (HDS).
Through its core businesses, press retailing and press distribution, which represent respectively 50.5% and 49.5% of total sales, HDS pursues its vocation as a

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specialized distributor of communication products that account for 66% of total business volumes.
HDS has a presence in nineteen countries in Europe, North America and Asia/Oceania and achieves 67% of sales outside France.


RELAY
Le Café
Internet & Multimédia

Total sales in 2001 were up 14.7%, or 13.5% at constant exchange rates, driven by both organic growth and acquisitions in HDS' core businesses. After allowing for changes in group structure and at constant exchange rates, sales increased 7.1% compared to 2000. HDS' contribution to Lagardère consolidated operating income was up 31%.

The **Press distribution** business continued to grow, with:

- sales increases in the order of 5% in Belgium and Spain, and 19% in Hungary, achieved in particular through business diversification;
- confirmation of the return to growth in the magazine distribution business in the United States, with an increase of 5.6% at a constant exchange rate (+8.7% at current exchange rate), through the acquisition of new archives and despite a difficult market context.

In the **Press retail** network, emphasis continued to be placed on innovation and service content, while the development strategy focuses on two store formats:

- sales points in transit areas (airports, railway and subway stations): press retail outlets developed outside France by all the companies in the division under the Relay brand name and points of sale that diversify in specialist retail;
- multimedia stores specialized in books, compact disks, videocassettes and multimedia products, now structured around the Virgin brand.

Concerning press retail stores, the consolidation of the retail network continued in 2001, particularly in Poland and Germany, with the opening or acquisition of 60 and 22 points of sale respectively. In April 2001, HDS also acquired 40% of Newslink, a chain of around thirty press retail and book stores located in the main transit areas in Australia and at Singapore airport.

In France, Relais H recorded a 2% growth in sales against a background of recession in the press retailing market and the unprecedented modernization of French railway stations. This was mainly achieved through the good performance of non-press products, and an innovative policy of diversification.

In duty free and diversified points of sale, in transit areas, sales more than doubled. This exceptionally high growth is due to the effect of a full year of business, following the acquisition of Duty Free Associates (DFA) in August 2000, but also to the acquisition of two major concessions (Eurotunnel and Roissy 1 Parfums). All these business activities (Aéroboutique, DFA, etc.) now come under a single entity, Aélia. The leading French company in airport retailing, Aélia manages a network of stores under specialized brand names, under franchise or on its own behalf, in buoyant sectors such as leather goods, perfumes, electronic goods and travel accessories. Aélia also has an onboard sales business for top of the range products, working for airlines (Air France, Virgin Atlantic, Star Airlines).

These business activities in transit areas, concentrated under the Relay and Aélia trade names, experienced a slow down in growth during the last quarter of 2001, due to the events of September 11, which had a significant impact on the number of passengers passing through airports. A fall in sales in the order of 15% to 20% compared to pre-September 11 levels was noted. Since then, although these negative trends have improved slightly, a strong impact is still being felt, more particularly in North America and France.

In July 2001, HDS reinforced its network of multimedia stores by acquiring the chain of Virgin stores in France. This major operation is part of HDS' continuing strategy of acquisitions, following the takeover of Extrapole stores in 1998 and the regional bookshops Le Furet du Nord in 1999. The operation makes HDS a powerful and credible player in the commercialization of cultural leisure products. Since the acquisition of these 16 Virgin Megastores, two more outlets have been opened, bringing the total number of stores to 38, representing a full year's sales of over € 350 million.

Sales of HDS in this business almost doubled in 2001, compared to 2000, to € 250 million, € 100 million of which were achieved by the acquisition of Virgin (five months trading).

The agreement signed with the Virgin group also allows HDS to use the Virgin brand in new countries and in transit areas all over the world. This is a major line of development for HDS. Seven new or extended stores are scheduled in France in the course of 2002.

HDS' business prospects for 2002 depend partly on the speed of the expected recovery in airport traffic, which will probably not return to pre-September 11 levels till the end of the first half of 2002.

Nonetheless, in the course of the year 2002 and beyond, HDS intends to maintain steady growth in its core businesses and at the same time penetrate new markets through internal growth or acquisitions. HDS will pursue its development on traditional markets in Western Europe and North America, but also in Asia/Oceania and Central Europe, around its core businesses of press distribution and press retailing. As far as the press distribution business is concerned, HDS recently strengthened its positions in the United States and Spain. In press retailing, priority will be given to stepping up the development of the Virgin brand in France and abroad, especially in transit areas.

LAGARDERE ACTIVE

Lagardere Active comprises the following business activities: **Film and television production**, **Radio broadcasting**, *the* **Sale of advertising airtime** *and* **New media**, *as well as Lagardère's shareholdings in multiThématiques and CanalSatellite.*

In 2001, Lagardere Active continued to develop its business activities in film and television production. In the sale of advertising airtime, the product offer was extended, and the new media adapted themselves to market trends.

A major development sector for Lagardere Active, **Film and television production** took advantage of the twin effect of an expanded scope of operations and growth in Lagardère Images' existing businesses. It is divided into two main divisions: Theme channels and Production and distribution.

In 2001, the ***Theme channels*** side of the business acquired two new channels, MCM 2, that broadcasts music, and Match TV, a people, news and lifestyle channel, launched respectively in April and December 2001. At the beginning of 2002, the group obtained authorization from the Belgian television authority to broadcast a new music channel, MCM Belgique, on French-speaking territory, enabling the MCM concept to be adapted for Belgium.

In the course of 2001, the channels of the MCM group (MCM, MCM2, MCM International, MCM Africa, Muzzik, which merged with Mezzo) and La Chaîne Météo were grouped together and now boast premises of 5,800 square meters surface area equipped with two production control rooms, nine editing rooms and a digital broadcasting system with the capacity to handle up to 14 channels.

Lagardere Active now produces eleven theme channels:

- subsidiaries of Lagardère Thématiques:
  - 6 music channels: MCM, MCM2, MCM International, MCM Africa, MCM Belgique, Mezzo;
  - 2 children's channels: Canal J and TiJi.
- subsidiaries of Lagardère Images:
  - 2 channels for weather forecasts and healthcare topics: La Chaîne Météo, Santé Vie;
  - One channel for news and celebrities: Match TV.

The latest Médiamétrie survey (August 2001) devoted to specialist channels confirmed the leading positions of the MCM and Canal J channels on their respective target audiences.


mcm


MATCH TV
TOUT LE MONDE AVANT TOUT LE MONDE.


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With 500 hours of programs produced in 2001, compared to 300 in 2000, Lagardere Active's ***Production and distribution*** business supplied broadcasters' programming schedules with high quality productions, reaching record numbers of viewers: two of the three best viewing audiences in 2001 were achieved with TV dramas produced within the Group.




FICTION
Alain Delon
MONTALE

Europe Audiovisuel, which comprises 13 production companies, has become the major partner of terrestrial channels in the field of drama series and provides several flagship series for TF1 (GMT's *Julie Lescaut*, DEMD's *Joséphine Ange Gardien* and *Commissariat Bastille*) and France 2 (DEMD's *Nestor Burma*, GMT's *Boulevard du Palais*). Beside these successful productions, Europe Audiovisuel has developed its business activities with the production of mini-series with prestigious actors (*L'Aîné des Ferchaux* with Jean-Paul Belmondo and *Fabio Montale* with Alain Delon – both by GMT) and by embarking on a project on an international scale, *Napoléon*, a prestigious four-part film for television, to be broadcast by France 2 in the autumn of 2002. The Group also produces programs for M6 (*Le Pion* by Image & Compagnie), for France 3 (*Famille d'accueil* by GMT, *Les quatre copains* by Image & Compagnie, etc.) and for France 5, in particular in the field of documentaries.

In 2001, Europe Audiovisuel took a majority interest in the company Pathé Télévision and acquired Telmondis, specialized in the coverage of live shows, in particular circus performances.

In the course of the year, Europe Audiovisuel stepped up its activity in the production of entertainment and current affairs programs, which already included JLR Productions (*Sagas*), Maximal Productions (*C dans l'air* on France 5), Image & Compagnie (*Riposte* on France 5) and Léo Productions (live, daily horse racing for Canal Plus), through the acquisition of DMLS TV, which produces entertainment programs (*Tubes d'un soir, tubes de toujours* on TF1, special programs devoted to an artist).

With a catalog of 7,000 hours of programs, the Distribution division (acquisition, distribution of television programs and channels) achieved half of its sales outside France.

Through a policy of controlled expansion, Europe Audiovisuel today occupies a leading position on the television program market.

Lagardere Active is gradually amassing the means to enable Lagardère Media to play a major role in television in the near future. With a highly-diversified offer of specialist programs, reputed international brands, and catalogs of high-quality programs, Lagardere Active, in partnership with the Canal Plus group through its 34% share in CanalSatellite and 27.4% share in multiThématiques, possesses all the requisite assets to stand it in good stead in the competition for Digital Terrestrial Television.

After two years of exceptional growth, the **Radio broadcasting** division was badly hit in 2001 by the drop in advertising revenue, against a background of economic recession, aggravated by the uncertainty generated by the attacks of September 11, 2001.

In this particularly difficult context, Lagardere Active was able to maintain its positions, by virtue of its well-known brands and the high quality of its programs.

The Europe 1 radio station, a reference in the field of news, has now settled into its News & Talk format: a radio that broadcasts discussions and news, with interactivity. And although growth in the segment of general radio stations is leveling out, Europe 1 has gained almost three audience points in five years, and now boasts some 5 million daily listeners.

In the same way, the division's FM radio business, operating in the extremely competitive environment of music radio stations, has based its strategy on the rejuvenation and expansion of its target audiences. Europe 2 is changing towards a more generalist format for 18 to 35 year olds, while RFM, focused on the music of the 1980s and 90s, is opening up its programs to today's music, in a contemporary "soft pop" format for the general public, *Le Meilleur de la Musique.*

Outside France, the recentering of Lagardere Active Radio International (formerly Europe Développement International) on its operations in Eastern Europe resulted in improved business margins. The company's radio stations are leaders in their respective markets, with 11.5 million daily listeners in Russia and 6.7 million in Poland, out of a total of 23 million for all the company's radio stations. Lagardere Active Radio International represents 25% of the advertising market in Central and Eastern Europe.

In 2001, the **Sale of advertising airtime** business of Lagardere Active Publicité continued to implement its policy of expanding its offer, initiated in 2000, by the commercialization of interactive services and Internet sites to its existing radio and television activities. These developments have propelled Lagardere Active Publicité to the forefront in airtime advertising sales in France in the following four domains:

- radio: Europe 1, Europe 2, RFM, and Les Indépendants regional radio stations, Oui FM, BFM, Autoroute Info, Autoroute FM, 107.7 FM and TSF;
- television: AB group channels, including RTL9, theme channels: Match TV, MCM, MCM2, Canal J, TiJi, La Chaîne Météo, Santé Vie, local channels: Télé Lyon Métropole, Télé Toulouse, Clermont 1re and TV7 Bordeaux;
- interactive services: *Le Journal de Chez Vous*, *ElleCuisine*, *Infométéo*, etc.;
- Internet: more than 40 sites, including ClubInternet.fr, Europe1.fr, Routard.com, Pariscope.fr, etc.

The reversal of the Internet market led the Group to adapt its strategy in the **New media** sector. Lagardere Active decided to withdraw from e-commerce and refocus on the production of Interactive specialist contents and the Consulting services for players in the digital field (media/operators) and corporations.

In terms of the production of ***Interactive specialist contents***, Lagardere Active continued to adapt its specialist contents for all the new media (Internet, mobile phones, CD-ROM, interactive television) especially in the sectors where the Group has a strong presence: Education and Youth, Women's magazines, Reference works, Tourism, Information, Convenience services, Practical works.

In terms of online publishing, Lagardere Active's sites constitute not only vehicles for brand promotion in their capacity as companion sites, but have also found new sources of revenue over the past year in the form of the commercialization of the Group's contents through Plurimédia.

Today, Lagardere Active is already working on developing these contents to adapt them for Audiotel and SMS technologies and for the opportunities afforded by high speed connections.

In 2001, Hachette Multimédia, publisher of digital offline contents for young people and schools, renewed important international license agreements (England, Spain, and Germany). The CD-ROM collections *Atout-Clic* and *Passeport* have become respectively leaders and joint-leaders on the market for school support CD-ROMs in France.

Lagardere Active iTV offers six new services broadcast by CanalSatellite (*Elle Astrologie*, *Elle Cuisine*, *the Parents guide*, *Auto-Moto*, the *Premiere* program guide and the *MCity* musical portal) and sells international adaptations of its services to foreign operators (*Elle Astrologia* and *Elle Cocina*, broadcast on DirecTV Latin America, the leading satellite operator in Latin America).
Lagardere Active iTV also controls *Le Journal de Chez Vous*, the leading interactive service for local news and convenience services available on cable and satellite, that can be accessed by 3.1 million subscribing households, representing almost 8.5 million viewers.

Taking into account the services produced by its theme channels, Lagardere Active is in leading position in the publishing of specialist services for digital television in France.


Europe1.fr
Chirac et Jospin tournent la page de la cohabitation
CULTURE


routard.com

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Concerning activities in ***Consulting, development and commercialization of interactive services for digital players and corporations***, Plurimédia is the premier syndicated contents provider in France with the largest catalog of contents on the market, bringing together the contents of Lagardère and those of publishing partners.

As a specialist in editorial services for the Internet, mobile telephones and interactive television, in 2001 Plurimédia produced and sold almost 250 services for the three major mobile telephone operators (Bouygues Telecom, SFR and Orange), the major access providers (T-Online, Wanadoo, AOL, Tiscali), the main portals (Vizzavi, Voila.fr, Houra.fr) and corporate web sites (Sanofi-Synthélabo, Crédit Agricole, etc.).

2001 was marked by strong growth in mobile services (WAP, SMS, personal digital assistants, etc.), where Plurimédia is particularly active.

In spite of the drop in investments in the Internet and advertising on the part of large corporations, Le Studio was able to conserve its portfolio of customers, with major ones including Sanofi-Synthélabo, Lafarge, Accor, Crédit Agricole, Groupama, Piaget, Boulanger and Ikea.

In June 2001, Lagardere Active and Accenture created The Broadway Factory, with respective shares standing at 51 and 49%. Specialized in consulting, design and application of contents and interactive services for digital television, the new company can take advantage of the sales networks of the two shareholder groups and their complementary skills.

Lagardere Active is focusing the development of its business activities in New Media along three major lines:

- strengthen its leading position in France on the market for syndicated contents and mobile services;
- develop paying services for the Internet/mobile phones (SMS) and Telematics (Audiotel) based on the Group's websites (Europe1.fr, ELLE.fr, Pariscope.fr, etc.);
- capitalize on its innovative development in terms of web site production and interactive television services.

CanalSatellite

Throughout 2001, CanalSatellite's average portfolio of subscribers enjoyed sustained growth of +16%, enabling it to peak at 1.8 million subscribers in December 2001, and further strengthen its leading satellite package position in France.

In terms of winning new subscribers, CanalSatellite improved its market share which rose, on average, from 56% in 2000 to 60% in 2001, reaching 62% in the last quarter of 2001.

Almost three quarters of the subscribers to the basic offer also availed themselves of at least one optional part of the package: the *Grand Spectacle* option attracted more than two-thirds of CanalSatellite's total number of subscribers.

Global sales amounted to € 696 million in 2001, an increase of 16% over the previous year.

2001 was also marked by the appearance of 12 new channels: Match TV, National Geographic Channel, Noé Channel, Action, Mangas, TVST, Fox Kids Play, Télé Mélody, RTL9, MTV 2, MTV Base and MTV Hits.

In the field of interactive services, CanalSatellite extended its offer with new games available on CanalSat Jeux: a channel devoted to PlayJam and its new feature program, the leading channel in the world for interactive children's games, Fox Kids Play, and Ludi TV, interactive game channel for the whole family.

Lastly, CanalSatellite sales offer was also enhanced with the introduction of *L'Avantage Liberté*, which allows subscribers to change their options at any time, for all types of subscriptions.

multiThématiques

multiThématiques is Europe's leading cable and satellite broadcaster of theme channels, with 30 channels including Planète, Canal Jimmy, Cinécinémas, Cinéclassics, Seasons, Planète Future and Eurochannel. multiThématiques is also in charge of the development, management and broadcasting of the channel Monte Carlo TMC, broadcast in France on CanalSatellite, the cable and hertzien networks in the south of France.

With a presence in more than 15 countries, multiThématiques has a total of 26 channels and more than 22 million households subscribing worldwide.

The company posted sales of € 159 million in 2001, an increase of 12% compared to 2000.

multiThématiques' strategy is directed at reinforcing and consolidating its existing channels in France and abroad, and on adapting editorial contents to suit each country, while at the same time encouraging the exchange of contents between the various subsidiaries and continuing to design and develop new channel concepts.

Business in 2001 suffered the impact of a contraction in the advertising market, the reversal of the growth trend in the Technologies-Media-Telecommunications sector and international events. Lagardere Active is now poised to take advantage of the economic recovery announced for 2002 and enjoy expansion in all its fields of activity: Film and TV production, Radio broadcasting and New media.
In 2002, the French broadcasting authority will complete the attribution of hertzien frequencies to candidates for Digital Terrestrial Television. This is one of the opportunities Lagardere Active intends to capitalize on to become a leading player in the French film and video production landscape. ■

4.1.3.2 – Automobile

	1997	1998 (1)	1999	2000	2001
Contribution to consolidated sales (in millions of euros)	*1,141*	*1,123*	*1,143*	*1,183*	*1,141*
Contribution to consolidated operating income (in millions of euros)	*63*	*77*	*70*	*71*	*66*
Number of employees	*3,575*	*2,860*	*3,319*	*3,329*	*2,995*

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1997 include Matra Transport International.

The third generation of the Espace minivan, designed and manufactured by Matra Automobile, includes a number of innovations compared to the previous generation, as much in terms of services for the customer as from a technical point of view. The luxury minivan was introduced at the end of 1996, and for the past four years it has been in the leading position in its segment, competing with around ten rival brands.
The Avantime was introduced in the last quarter of 2001, with its first type of engine (V6 petrol). It is an imaginative vehicle, in keeping with Matra Automobile's strategy of innovation.

In 2001, the European automobile market experienced overall growth of 0.6% compared to 2000. While the success of some new middle-range models sustained the market, especially in France, top of the range vehicles suffered this year, particularly from September onwards. In addition, most large minivans are reaching the last few years of their lifecycles, before new products are introduced. The background in 2001 was therefore one of decreasing volumes and fierce competition in this market segment.
The European market for large minivans was therefore subjected to a considerable drop in 2001 (down 8%). Despite product development investments that were more modest than the competition's, the *Espace* retained first position for European registrations, with 21% in 2001, compared to 19% for the nearest rival.

France remains the leading country in terms of the commercialization of the *Espace*, accounting for 45% of production. In this country, one large minivan out of two registered in 2001 was an *Espace* (exactly 50%), compared to 49% in 2000.

In 2001, sales fell in relation to 2000, but significantly less than volumes, due to a favorable product mix in vehicles and growth in other business activities (spare parts and engineering). Operating profits amounted to 5.8% of sales, which is slightly down on 2000: considerable expenditure related to the completion of the *Avantime* development were largely offset by productivity gains in the *Espace*, and growth in other activities.

In parallel to the production of the *Espace*, Matra Automobile is continuing to imple-



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ment a multiple-product, multiple-business strategy.

The *Avantime* was designed and developed by Matra Automobile jointly with Renault, and was introduced to the market in 2001. The press and the first customers were not indifferent to certain details in the finishings, which are subject to a policy of continuous improvement in terms of product quality. But praise went especially to the audacity and innovative nature of the model, its attractiveness for the general public, the originality of its design, and the sheer pleasure of driving performance. In 2002, the vehicle will be commercialized with a full range of engines, which will provide better view of how the product is received by the public.

Furthermore, in 2001, studies continued on the *M 72*, a light, two-seater vehicle that is positioned between the motorbike and the car, and can be driven from the age of 16 in France and in other European countries. On completion of this exploratory study, the decision to commence development work on the vehicle was confirmed. This car will ensure the renewal of the Matra brand. It will be available on the market in 2003, through a network of partners, in the leading ranks of which will feature the Renault network.

Lastly, in parallel to discussions on other new car concepts, the strategy of opening up towards the manufacturers in the field of vehicle development, design studies and trials was pursued in 2001. Matra Automobile and its subsidiaries achieved consolidated sales of € 20.5 million in this field for 2001. In 2001, a large number of promising commercial contacts were also established.

In 2001, to accompany its strategy of developing engineering for third parties, Matra Automobile increased its headcount of engineers and technicians, by launching a campaign on the theme of "*Créativité de rigueur*".

Furthermore, to optimize preparations for the end of production of the *Espace*, Matra Automobile this year instigated a program for employment and skills. This plan involves approximately 450 people, and comprises two tiers: early retirement within the framework of agreements in force in the French automobile industry, and other measures based on compensated voluntary redundancy.

The production of the *Espace* will continue throughout the major part of 2002. Commercial demand for the *Espace* in 2002 is obviously expected to be lower than in 2001, for this is the last year in the product's life cycle, in spite of the operations and sales efforts deployed by both Renault and Matra Automobile.

2002 will also witness the materialization of the entire range of the *Avantime*, enabling the vehicle's commercial success to be fully appraised.

Lastly, Matra Automobile will continue to implement its strategy of encouraging growth in engineering activities on behalf of third parties. ■

4.1.3.3 – High Technologies

	1997	1998	1999 (1)	2000 (2)	2000 (3) restated	2001 (3)
Contribution to consolidated sales (in millions of euros)	3,156	3,197	4,257	3,806	3,489	4,486
Contribution to consolidated operating income (in millions of euros)	322	343	159	166	68	104
Number of employees (4)	19,401	17,752	17,287	13,459	13,459	15,358

(1) Aerospatiale Matra included on a 33% basis. Figures for 1997 and 1998 include Matra Hautes Technologies on a 100% basis.

(2) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year; figures for 1997-1999 are therefore not comparable.

(3) EADS included on a 15.14% basis for the whole year.

(4) In the years 1997 and 1998, employees of all companies in the segment are included on a 100% basis.

The decisions taken at the end of 1999 by the French government, Lagardère SCA, DaimlerChrysler AG and the Spanish government (via the holding company SEPI), led to the merger of Aerospatiale Matra (ASM), DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas SA (CASA), in order to create a single corporation called EADS N.V. (EADS).

The organization of the group was implemented in strict compliance with the founding principles of EADS. This is to say:

• Principle of parity

- The structure of the controlling body: this principle of parity is expressed at the level of the French holding company, a limited partnership with shares called Sogeade. Sogeade is jointly owned (50-50) by Sogepa (belonging to the French government) and a company called Désirade (in which Lagardère currently holds a 74% interest, the remaining 26% belonging to French financial institutions – BNP-PARIBAS, AXA; however contractual arrangements have already been made for the transfer of this remaining interest to Lagardère in July 2003).
  The principle of parity is also expressed in the form of a "Contractual Partnership" (a Dutch legal entity without corporate personality), which has been entrusted with the exercise of the voting rights of Sogeade, DaimlerChrysler and SEPI in the shareholders' meetings of EADS, in compliance with the shareholders' pact, and in which Sogeade and DaimlerChrysler have strictly identical interests.
- At managerial level: on the Board of Directors of EADS, Sogeade has four directors, appointed upon proposal by Lagardère. DaimlerChrysler has the same number of directors. The Board also has two independent members, one nominated by Sogeade and the other by DaimlerChrysler, and a further member representing SEPI.

The Board of EADS, which is responsible for devising the Group's strategy, is presided over by two Chairmen, respectively Jean-Luc Lagardère and Manfred Bischoff, with executive management entrusted to CEOs on the same parity principle, respectively Philippe Camus and Rainer Hertrich.

Decisions are taken with a majority of seven members out of eleven. All important decisions relating to EADS therefore obligatorily require the joint agreement of Sogeade and DaimlerChrysler, with the sole exception of decisions involving a major change in the industrial plan of CASA which must, in addition, be approved by the member appointed by SEPI (whose term of office will end on July 1, 2003).

• Principle of consistency

- In compliance with the wishes expressed upon the founding of the company, EADS has only one General Management (even though the function is performed by two CEOs), only one Financial division, only one Strategy division, etc.
- The Executive Committee of the EADS Group, which is jointly responsible for the

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EADS N.V. shareownership *at December 31, 2001*


French State
SOGEPA
Lagardère
Istroise de Participations (BNP-PARIBAS and AXA)
Spanish State
DaimlerChrysler
74%
26%
93.17%
50%
Désirade
100%
DCLRH
50%
100%
SOGEADE
SEPI
DASA
0.34%
30.21%
5.52%
30.21%
Contractual Partnership
(managed by EADS Participations B.V.)
65.94%
2.75%
EADS
Capital stock = 809,175,561 shares
30.97%
General public (28.09%) and employees (2.88%)

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executive management of the group along with the two CEOs, comprises eleven members, five of whom are French, five German and one Spanish.

Thus Lagardère has substantial rights, at all levels in the controlling bodies of EADS, guaranteeing first-rate access to the management of the group. The structure therefore combines these two principles: the principle of parity, providing a protection of Lagardère's prerogatives, and the principle of consistency, providing effective management.

The stability of EADS' control is ensured by a principle of temporary solidarity within the Contractual Partnership: no shareholder (except the French government and SEPI) can sell his EADS shares (whose voting rights are exercised by the partnership) before July 1, 2003. From this date, EADS shares will be freely transferable on the market, subject to a pre-emption right between the French holding company and DaimlerChrysler.

At the end of its first full year of business since the merger of Aerospatiale Matra, Daimler Chrysler Aerospace AG and Construcciones Aeronáuticas SA, EADS achieved sales of € 30.8 billion, and EBIT of € 1.7 billion. When compared to the non-audited pro forma accounts for 2000, sales have increased by 27%, and EBIT by 22%.

The global climate of recession, the events of September 11 and the hostilities in Afghanistan had a considerable impact on air traffic, and consequently, on the health of the airlines. As a result, the stock market capitalization of EADS closed the year down 42.3%, reflecting the uncertainty of the market regarding economic recovery.
EADS is the second largest global player in the aeronautics and defense industry, with 102,967 employees working mainly in France, Germany, Great Britain and Spain. Flagship programs enjoy wide recognition and are remarkably well-positioned on their markets: Eurocopter and the Ariane launch vehicles occupy first place for civilian helicopters and commercial satellites launches; Airbus is the

second largest manufacturer of commercial aircraft with a capacity of over a 100 seats in the world and MBDA is in second position on the market for tactical missiles; EADS is among the foremost players in the markets for satellites and military transport aircraft, for missions or combat.

In 2001, EADS continued to implement its consolidation strategy in an industrial landscape that is undergoing restructuring, bringing its business lines to critical size. The creation of the integrated company Airbus SAS on July 11 and the finalization of MBDA on December 18 were the materialization of the commitments undertaken by the management, in 2000, to bring together within a single entity the commercial and industrial resources of the Group and of BAe Systems, dedicated to Airbus and to tactical missiles respectively, while at the same time optimizing control by EADS. The creation of ATR Integrated on May 23 has already permitted a return to profitability and an improvement in the regional transport aircraft business conducted jointly with Finmeccanica. In the course of the year, the acquisitions of Cogent (United Kingdom), and shares in Patria (Finland), PZL-Okecje (Poland), and Australian Aerospace, as well as partnerships set up with Northrop Grumman (United States), were motivated by the need to penetrate new markets and to extend the Group's technological range.

The A380 program, a long-term growth engine for sales and profitability, completed several stages: 85 contracts and 12 firm commitments were signed, the first parts were machined and the foundations laid for specific sites at Toulouse and Hamburg.

Furthermore, the implementation of synergies between the Group's skills was crowned with commercial success with the signing of a contract for 196 A400M large capacity military transport aircraft by eight European countries, on December 18. This is the largest European contract of its kind ever signed. The success of the A400M is the result of the combination of Airbus' technological skills and the reputation of the Military Transport Aircraft division of EADS. Internal initiatives towards the creation of value continued, including the specialization of industrial sites, the elimination of duplication, improvements in processes and repositioning with regard to suppliers; the reorganization of headquarters and the Space and Civil and Defense Systems divisions were accompanied with measures to reduce the number of employees. As soon as the climate of uncertainty caused by the attacks of September 11 made itself felt, additional measures were taken in terms of economies to preserve the Group's liquidities.

Lastly, EADS' financial division managers took advantage of the exchange rate of the US dollar to the euro to ensure a favorable conversion of current and future cash flows from firm contracts, spread over the next few years up to 2008. Furthermore, the division adopted a system for assessing profitability (Cash Value Added), which will be used as a consistent basis for defining goals within the Group and monitoring their achievement. At the start of the year, EADS was rated A2 and A/A1 by the rating agencies Moody's and Standard & Poors respectively, confirming the Group's sound financial position and its capacity to raise capital on the market. These ratings are now A3 and A/negative/A-1, respectively.

The Group is continuing with its strategic lines of development and the rebalancing of its business activities in favor of defense. The aim is to reduce the impact of cycles in the civil aircraft market, and reinforce the successful dynamics of its portfolio of young, well-targeted products through sustained R&D efforts. The record order book of € 183 billion at the end of the year constitutes a considerable asset.

In total, EADS is meeting its objective of creating value in the order of € 600 million annually, from 2004, by means of a number of actions that are already well under way. In 2001, these actions started bearing fruit, with € 100 million of value created. Half of the value thus created will be a result of the synergies realized on procurement and the remainder will be derived from economies of scale in R&D, production, and also the new sales opportunities open to a group that now operates in three "domestic" markets.

The EADS Group comprises five major divisions: Airbus, Aeronautics, Military Transport Aircraft, Space and Civil Systems and Defense.





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EADS Group (in millions of euros)	2000 restated	2001	Change
Sale	24,208	30,798	+27%
EBIT	1,399	1,694	+21%
Net income (loss)	(909)	1,372	–
Orders received	49,079	60,208	+23%
Backlog of orders	131,874	183,256	+39%
Number of employees (at end 2001)	88,879	102,967	+16%


A380
A380



AIRBUS

EADS holds an 80% interest in Airbus SAS, which came into being as an independent commercial company at the beginning of 2001, the set up being finalized on July 11, 2001. The remaining 20% is held by BAe Systems. The new company operates the respective Airbus business activities of EADS and BAe Systems.

The Airbus program is one of the best examples of a European success story. In 1967, the German, French and British governments signed an agreement concerning the development of a new civilian passenger aircraft, Airbus, and the first aircraft, the A300B, took to the air for the first time in November 1972. Since it was founded in 1970 up to the end of 2001, Airbus Industrie received more than 4,399 order s for aircraft from over 180 customers worldwide. The market share of Airbus increased continuously and the company is now on a par with its direct rival in the field of civil aircraft with over 100 seats. In 2001, with 325 deliveries and 375 orders (or 274 after deducting the aircraft intended for customers who went into liquidation), Airbus represents a market share of 38% in worldwide deliveries and 53% in orders. At the end of 2001, Airbus had an order book of 1,575 aircraft, which represents a scheduled workload of more than five years' production, placing Airbus ahead of its direct rival.

The impact on airlines of the global recession and the events of September 11 led Airbus to provisionally freeze the increase in its rate of production and implement economies. Provided that the current market conditions do not deteriorate, Airbus now expects to deliver 300 aircraft in 2002.

In 2001, the Airbus division of EADS achieved sales of € 20.5 billion, an increase of 38% over the pro forma, non-audited figure for 2000. Orders received stood at € 50.3 billion and at the end of 2001, the order book had reached the record level of € 156 billion, mainly due to the impact of the A380, with 85 orders and 12 purchase commitments, from internationally recognized customers.

With a wingspan of 79.8 meters and a very wide, three-tiered fuselage (two levels are reserved for passengers and one for freight), the aircraft in the A380 family will be larger than the largest passenger aircraft existing today. This aircraft was designed to meet the market demand for high capacity aircraft, which most market specialists estimate at 1,500 aircraft over 20 years (including 300 cargo planes, a model that is being developed simultaneously with the passenger version).

2001 marked the satisfactory beginning of test flights for the A340-600, with the first deliveries scheduled for 2002.

MILITARY TRANSPORT AIRCRAFT

The Military Transport Aircraft division designs, produces and commercializes small and medium capacity military transport aircraft. It is also in charge of the A400M project – the A400M is a high capacity military transport aircraft that meets the needs of European armed forces and a highly promising export market.
In 2001, this division achieved sales of € 547 million, an increase of 73% on the pro forma non-audited figure for 2000.

Orders received totalled € 993 million and the order book at the end of 2001 stood at € 1,320 million.

EADS is the global leader in the category of light military transport aircraft, and is the sole supplier of aircraft between 3 and 9 tonnes. EADS also produces and commercializes special aircraft, derived from existing models and intended for special missions such as marine surveillance or anti-submarine activities.

On December 18, 2001, eight partner countries (France, Germany, Belgium, Luxembourg, Spain, Great Britain, Turkey and Portugal) placed an order for 196 A400M aircraft, representing over € 18 billion, with deliveries scheduled to start in 2008. Designed to replace the Transall C-160, which has been in service for 30 years, and the C-130 Hercules which was designed in the 1950s, this aircraft will be the first military transport aircraft produced using the advanced technologies developed by Airbus. EADS has entrusted the management of the program to the Military Transport Aircraft division and the final assembly of the aircraft will take place at the Spanish plant at Seville.

Other achievements in 2001 include the delivery of the first of nine C-295 aircraft to the Spanish Airforce by the Military Transport Aircraft division, the signing of a contract for eight similar aircraft with Poland, and another for the fitting of FITS mission systems for the Mexico's C-212.

AERONAUTICS

The Aeronautics division of EADS comprises the operational units of military aircraft (Eurofighter), helicopters (Eurocopter), regional transport aircraft (ATR), light aircraft (Socata) and aircraft maintenance and conversion (Sogerma, EFW).

In 2001, the Aeronautics division achieved sales of € 5.1 billion, an 8% increase over the pro forma, non-audited figure for 2000, and new orders booked amounted to € 5.3 billion.

At the end of 2001, the division's order book stood at € 13.7 billion. The projected agreement between EADS and Finmeccanica concerning a joint venture called EMAC (European Military Aircraft Company) was abandoned in 2001, with discussions refocusing on restricted cooperation for combat aircraft.

Eurofighter, also known as Typhoon for exports outside Europe, is a high-performance multi-purpose combat aircraft, optimized for air superiority in a context of complex combat scenarios. The program entered the production phase in January 1998, under the terms of a contract for the delivery of 620 aircraft to Germany, Italy, Spain and the United Kingdom. The first deliveries will begin in 2002.



EADS is also involved in the Mirage and Rafale programs, through its 45.94% interest in the French company Dassault Aviation. Asserting itself as a key player in the domain, EADS is working with Dassault on the ETAP project, for the account of several European countries with a view to coordinating the definition of the systems that will be required for aerial combat over the next 20 years.



EADS owns 100% of Eurocopter, founded in 1992 by the merger of the former helicopter divisions of Aerospatiale and Dasa. Eurocopter offers a wider range of products than any other manufacturer, from light, single-engine commercial helicopters to medium tonnage transport helicopters (10-tonne category), thereby covering 80% of the requirements of the global market. In 2001, Eurocopter confirmed its position as world leader in the field of civil helicopters with 375 orders, which is 43% of the worldwide market.

On the military side, two major programs, Tigre and NH90, provide Eurocopter with an exceptional scheduled workload of almost ten years' production. In 2001, the Tigre (combat helicopter) entered the industrialization phase. A first batch of 160 helicopters will be delivered to France and Germany starting in 2003. In 2001, the Australian Defense Ministry gave it its first

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export success with a call for tenders concerning 22 aircraft. Eurocopter also holds 66.4% of the NH90 program, which has two components – transport and marine – and is being jointly developed by Germany, France, Italy and the Netherlands.
In 2001, Portugal, Sweden, Finland and Norway selected 72 units of this type of aircraft, bringing the number of orders up to 315. Final orders for some of these aircraft will not be booked till 2002.



In the regional transport aircraft business, EADS is an equal partner with Alenia Aerospazio (Alenia) in ATR, world leader in 40 to 70-seat turboprop aircraft. In 2001, the partners united the marketing and industrial operations under a single company, putting an end to the consortium structure that existed from the beginning of the program. This initiative brought the business back into profit in 2001. Over 633 ATR aircraft are currently operated by more than 100 airlines in sixty countries.

Two further business activities complete the business scope of this division.
The first is the manufacture of a complete range of light aircraft for the civil and military markets, to which is added an aerostructure component (Socata); the second consists in the conversion and maintenance of aircraft for airlines and air forces (Sogerma and EFW).

SPACE

The Space division recorded sales of € 2.4 billion in 2001, which is approximately the same as the pro forma non-audited figure for 2000. This illustrates the division's capacity to resist the vagaries of the economic climate. Orders booked amounted to € 1.3 billion, down significantly compared to the exceptional year in 2000, but still satisfactory given the marked recession in the global telecommunications and commercial satellites sector. The order book stood at € 3.8 billion at the end of 2001.

The Space division of EADS – mainly through its subsidiaries Astrium and EADS Launch Vehicles – designs, develops and manufactures satellites, orbital infrastructures such as modules for the international space station, space transport craft, experimental platforms, launch vehicles and strategic missiles. EADS also provides services in the areas of launching, telecommunications and earth observation satellites, through interests held in dedicated subsidiaries.

2001 was an important year for the Ariane launcher: at a ministerial conference in November, the European Space Agency (ESA) approved the funding for complementary development work for Ariane V, which aims to double the payload capacity by 2006. Similarly, considerable funding was set up for work on improving the launch vehicle (ARTA program) and for operating the Space Center in Guyana. Large-scale industrial restructuring was also called for in order to reduce the costs of launches and enhance the efficiency of the development and production phases, to ensure the competitiveness of Ariane V. EADS Launch Vehicles will be the systems prime contractor for the entire program. A malfunction in Ariane V during the second launch of the year led to the suspension of the launches. An in-depth investigation into the causes was conducted and the conclusions enabled the launches to resume in the first quarter of 2002.

EADS builds telecommunications satellites for service companies in the field of fixed and mobile telecommunications and direct individual broadcast. In 2001, EADS obtained a new order from Eutelsat for a satellite to be developed on the basis of the Eurostar 3000 platform. Furthermore, Astrium acquired from Bosch the company Tesat Spacecom, which specializes in payload and equipment for telecommunications satellites.
EADS also manufactures scientific and earth observation satellites for both civil and military applications. Prime contractor for the European military observation satellite Helios, of which it is currently developing the second generation, and a large number of scientific and earth observation programs, EADS is well positioned on a number of programs for national or European space agencies.

ESA's decision to finance the cluster of positioning satellites called Galileo, once it has been confirmed by a commitment from the European Commission, will profit EADS through the company Galileo Industries, set up in partnership with Alcatel Space and Alenia Spazio.

In a fiercely competitive market characterized by considerable excess production capacity worldwide, at the start of 2002, EADS decided to undertake in-depth reorganization of Astrium's satellite business, in order to cut costs and improve efficiency, and to generate synergies with the launch vehicle business of EADS Launch Vehicles.

DEFENSE AND CIVIL SYSTEMS

The Defense and Civil Systems (DCS) division covers missiles and missile systems, defense electronics, telecommunications and services. On the basis of net sales for 2001, EADS is the leading manufacturer of tactical missile systems in Europe and number two worldwide.
The division is the third largest supplier of defense electronics in Europe, and with its partner, Nortel Networks, is among the top-ranking multinational telecommunications players in the military sector.

In 2001, sales for the DCS division reached € 3.3 billion, up 15% compared to 2000. Orders received amounted to € 3.1 billion pro forma and the order book stood at € 7.6 billion at the end of 2001.

EADS designs, manufactures and commercializes world-renowned products such as the missiles Meteor, Aster, and Scalp EG/Storm Shadow, its flagship products. MBDA, a company formed on December 18, 2001 by combining the missile businesses of EADS, BAe Systems and Finmeccanica, comprises the core of the Missiles division of EADS. This organization ensures the requisite critical mass for offering customers products that are competitive, and a comprehensive range of technology. The German missile business of EADS, mainly that of LFK (Lenkflugkörpersysteme GmbH), is not included in MBDA.

The division also designs and manufactures complex data collection and management systems known as "C4ISR". These systems encompass command, information, communications and reconnaissance functions. These computerized systems meet customer needs and constitute an essential part of the current and future management of theaters of operations, since they provide an image of the battlefield and enable operations to be commanded and conducted from tactical level through to the superior level of strategic command. As architect and designer of both airborne and space-based platforms, EADS is exceptionally well-placed to take advantage of this future-oriented domain. The company is also a leader in the processing of satellite images and the supply of electronic war devices.

Agreements signed in 2001 with Northrop Grumman allow for joint developments such as an airborne radar system, the development of a reconnaissance system for NATO (AGS), and the Eurohawk, a European version of an existing high altitude drone; these programs are expected to provide significant economies on the acquisition cost of certain transatlantic technologies and applications.

EADS Services proposes test solutions, support and engineering services for the armed forces and government departments, at times as an operator. In 2001, EADS Services acquired a majority interest in the French company AVDEF, which supplies the French Navy and Airforce with training services in the field of aerial defense, as well as a full range of civilian services in France, Europe and North America.

EADS Defence and Security Networks (EDSN) constitutes the military telecommunications division of EADS, with its unique encryption and network security technologies. In 2001, EADS and Nortel Networks signed a series of agreements allowing for the partial withdrawal of Nortel Networks from the defense markets, and that of EADS from civilian markets. The addition of the British company Cogent to EDSN constitutes a serious guarantee of access to the budgets of the Ministry of Defence and reinforces the company on a market expected to be extremely promising. ■



4.1.3.4 – BANQUE ARJIL & Cie

	1997	1998	1999	2000	2001
Stockholders' equity (in millions of euros)	*110*	*105*	*108*	*110*	*109*
Total assets (in millions of euros)	*500*	*346*	*317*	*149*	*142*
Net income (loss) (in millions of euros)	*(22)*	*(13)*	*3*	*2*	*(1)*
Number of employees	*145*	*140*	*124*	*70*	*68*

Founded in 1987, Banque Arjil & Cie is an investment bank involved, through its subsidiary Arjil & Associés Banque, in structured financing and advice on mergers and acquisitions.

In the investment banking business, 61 new mandates were signed in 2001 (compared to 58 in 2000), but total fees invoiced were down compared to the previous year.
This drop in fees was mainly due to an extension of the time frames for realizing some transactions, and the cancellation of others.

Merger and acquisition operations in 2001 included the bank's intervention in fields such as energy, aeronautics, defense and high technologies.

Banque Arjil & Cie continued to streamline its organizational chart. At December 31, 2001, around ten companies had been either merged or wound-up. Following the disposal of Euro-VL (generating € 3.5 million in capital gains), Banque Arjil & Cie now holds only two investments in other companies. As a consequence of these operations, Banque Arjil & Cie's net cash surplus stood at € 86 million at December 31, 2001. In the course of the year, a certain number of litigation cases were also settled. ■

4.2 | **Dependency** of the **Company** on **certain contrats – Major customers**

Operations in the area of high technology are extremely cyclical and are characterized by long start-up periods and large long-term contracts with high unit values.

In the communication sector, Lagardère Media's operations are highly sensitive to market conditions and have very short economic cycles. They are mass market oriented, and the customer base is widely diversified.

In the automobile segment, Matra Automobile delivers vehicles to its sole customer, Renault. ■

4.3 | Litigation

CONSTRUCTION OF THE TAIPEI VAL

Within the framework of the VAL construction project in Taipei, the civil engineering works, for which DORTS (Department of Rapid Transit Systems) was responsible, were handed over to Matra Transport almost three years late.

This significant delay caused cost overruns which led Matra Transport to file a claim with a Taiwanese arbitration tribunal. The tribunal decided, on October 6, 1993, to award an amount in excess of FRF 200 million (€ 30.49 million), about 60% of the cost overruns claimed, and to postpone the contractual start-up date, initially planned for January 12, 1992.

On September 12, 1994, the District Court of Taipei, acting at the request of DORTS, cancelled the arbitration tribunal's decision on procedural grounds. Matra Transport, which had suffered significant damages and had a right to compensation, facts which were not denied, took appropriate action seeking reversal of the cancellation.

Following two unfavorable decisions rendered by the High Court of Taipei on April 2, 1996 and November 26, 1997, both of which were subsequently cancelled by the Supreme Court of Taiwan in two decisions rendered on April 25, 1997 and September 11, 1998, the same High Court, acting at the request of Matra Transport, rendered a decision on July 28, 1999 by which it reversed the District Court's decision of September 12, 1994 on the grounds that there was no cause for canceling the arbitration tribunal's decision of October 6, 1993.

In a ruling of November 24, 2000, the Supreme Court rejected the appeal lodged by DORTS against the decision of July 28, 1999.

Matra Transport immediately began proceedings before the District Court for implementation of the arbitration tribunal's decision of October 6, 1993. However, DORTS applied to the same District Court for non-execution of the decision, mainly on the grounds that Matra Transport's rights had expired.

Contrary to all expectations, the District Court found in favor of DORTS on May 17, 2001. This ruling was confirmed on November 22, 2001 by the High Court, which decided that the term of limitation applicable in this case was five years from the announcement of the decision of October 6, 1993. It also criticized Matra Transport for not attempting to implement that decision, notwithstanding its cancellation on September 12, 1994.

Matra Transport has lodged an appeal, and is confident that the Supreme Court, which has so far always rendered decisions favorable to the company, will overturn this decision in view of the multiple legal errors involved.

Nevertheless, execution of the decision of October 6, 1993 has been suspended while this latest action by DORTS goes through the courts and until a proper legal settlement is reached.

Furthermore, Matra Transport has submitted a second claim to DORTS for amounts withheld by DORTS on the price payable to Matra Transport for construction of the VAL, and for delays attributable to DORTS, independent of those taken into account in the arbitration tribunal's decision of October 6, 1993.

TAX MATTERS/LAGARDÈRE

Tax audits were carried out by the French tax authorities concerning several companies and fiscal years, principally 1987 to 1991. The tax audits resulted in additional tax assessments, parts of which were contested. Provision has been made to take account of the additional assessments notified by the tax authorities and agreed by the companies, and also for the amount estimated as the risk corresponding to the disputes still pending.

TAX MATTERS/BANQUE ARJIL & CIE

The dispute between Banque Arjil & Cie and the French tax authorities relating to corporate taxes for the years 1988 to 1992 gave rise to demands for payment in 1994 and 1995. Banque Arjil & Cie believes its position is justified and has appealed all the issues in dispute. Provisions made are sufficient to cover the liabilities that may materialize as a result of the above tax audits.

To the best knowledge of the Company, there does not exist at present, nor has existed in the recent past, any other litigation or exceptional event which may have a significant effect on the financial position, results or operations of the Company or its subsidiaries. Following the contribution of Matra Hautes Technologies to Aerospatiale Matra and the creation of EADS, litigation involving the entities concerned is managed by EADS using its own resources. ■

4.4 | Employees over the last five years – Human resources management

Divisions	1997	1998	1999	2000	2001
Lagardère Media	*23,027*	*28,487*	*28,500*	*26,884*	*26,927*
Automobile	*3,575*	*(1) 2,860*	*3,319*	*3,329*	*2,995*
High Technologies	*19,401*	*17,752*	*(2) 17,287*	*(3) 13,459*	*(3) 15,358*
Other Activities	*227*	*228*	*179*	*230*	*253*
TOTAL	**46,230**	**44,164**	**49,285**	**43,902**	**45,533**

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1997 include Matra Transport International.
(2) Aerospatiale Matra included on a 33% basis. Figures for 1997-1998 include Matra Hautes Technologies on a 100% basis.
(3) EADS on a 15.10% basis.

RECRUITMENT AND EMPLOYEE MOBILITY POLICY

Group Lagardère, by virtue of a wide diversity of business activities, offers real opportunities for change to those employees seeking to enhance their career development paths. As a result, the Group's recruitment and employee mobility policy is a particularly dynamic one.
The Group is more than ever targeting recruitment communication towards new graduates, with emphasis on the Group's key values: audacity, commitment, creative talents and conquest. A communication policy that always makes use of interactivity to allow young candidates to express themselves. After "21 Talents for the 21st Century" in January 2000, a new institutional recruitment and pre-recruitment campaign was launched in June 2001: "The Talent Quest". This online game for the general public enabled candidates to find out all about the Group (its history, business activities, key values and business lines) and the new operating structure of Lagardère Media, before applying for one of the 2,250 jobs on offer in France in 2001.

The quickly evolving business environment in which Group Lagardère operates, and the international development of its subsidiaries, have made mobility an issue that is even more critical today than in the past.

Mobility is inherent to change; it favors the circulation and appropriation of the Group's values of commitment, innovation and team spirit. It helps to develop skills, multiplies synergies, federates enthusiasm and encourages initiatives and curiosity. This year, the Group once more endeavored to create the most favorable, dynamic environment possible to nurture this individual approach.
In 2001, 6.8% of Lagardère Media's recruitment in France was achieved through staff transfers from one division to another.

"MEDIA CAMPUS" MANAGEMENT SCHOOL AND SKILLS MANAGEMENT

In today's rapidly changing world, there is overwhelming evidence that a break can bring positive results. The ensuing risk taking and creativeness are among the Group's key values, and are the cornerstone of the corporate culture of responsibility, exchange, decentralization, skills networking and the sharing of experience. The commitment, innovation and creative talents of the men and women who are the Group's lifeblood are the very foundation of these values.

This is the spirit behind the three "Media Campus" programs:
- ***"leadership program"*** to identify and assert the leadership qualities of senior and managing executives;
- ***"integration program"*** to provide exceptional junior executives with in-depth knowledge of the Group and its players, values, business activities, brands and strategy;
- ***"young managers program"*** to provide support for young executives in their managerial careers.

On a more general note, the constant concern for harmonizing and developing individual and collective skills, in order to meet the needs of a profitable growth strategy, to develop business lines and organizations, and to satisfy the aspirations of our staff, all led Lagardère Media to invest in employee training schemes in 2001 well beyond the legal requirements.

INTERNATIONALIZATION

Over 53% of employees in the Group's media divisions are based outside France. As Human Resources management is decentralized within the Group, each subsidiary defines its own program for concrete actions in the same general spirit as the Group, according to legislation in force in each country.

LABOR RELATIONS

A new agreement concerning the Group's Committee, as well as an agreement on representatives of the EADS Group sitting on the Committee of Group Lagardère, were signed at the end of the year.
A number of agreements (profit-sharing, share-ownership, shorter working hours, etc.) were also signed within the Group's various divisions.

GROUP SAVINGS SCHEME

Following the success of the Group Savings Scheme in both 1999 and 2000, Lagardère decided to continue to offer employees the possibility of becoming shareholders, and therefore fully involved in the Group's development.
In 2001, this Group Savings Scheme consisted of two mutual funds, a "Guaranteed" leverage fund and a "Shareholding" fund. Employees from 227 companies in the Group participated in this operation, enabling the subscription of 666,224 new shares, worth € 20.97 million.

STOCK OPTIONS

The allocation of stock options is primarily intended to foster the personal involvement of worldwide executives, particularly members of the Group's governing bodies, in the creation of value for the Lagardère Group as a whole.
It is also a means of distinguishing those executives who, through their efforts, make a particularly positive contribution to the Group's performance. Criteria include level of responsibility, performance and results.
Lastly, it develops the loyalty of executives considered vital in the long-term, particularly junior executives with a high profile for professional development. ■

4.5 | Investment and innovation policy

PURCHASES OF TANGIBLE AND INTANGIBLE ASSETS

Divisions *(in millions of euros)*	**1997**	**1998**	**1999**	**2000**	**2001**
Lagardère Media	156	212	220	197	268
Automobile	39	(1) 27	55	60	24
High Technologies	89	64	(2) 172	(3) 157	332
Other Activities	5	6	7	8	3
TOTAL	**289**	**309**	**454**	**422**	**627**

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1997 include Matra Transport International.
(2) Aerospatiale Matra included on a 33% basis. Figures for 1997-1998 include Matra Hautes Technologies on a 100% basis.
(3) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.

PURCHASES OF LONG-TERM INVESTMENTS

Divisions *(in millions of euros)*	**1997**	**1998**	**1999**	**2000**	**2001**
Lagardère Media	*249*	*251*	*583*	*1,227*	*453*
Automobile	*0*	*(1) 0*	*0*	*5*	*2*
High Technologies	*170*	*71*	*(2) 179*	*(3) 112*	*169*
Other Activities	*19*	*56*	*53*	*23*	*9*
TOTAL	**438**	**378**	**815**	**1,367**	**633**

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1997 include Matra Transport International.
(2) Aerospatiale Matra included on a 33% basis. Figures for 1997-1998 include Matra Hautes Technologies on a 100% basis.
(3) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.

While Lagardère holds leading positions worldwide in its core businesses, it is thanks to its expertise in creative know-how which has always been a top priority. The capacity for innovation will continue to be an area for major effort, helping the Group to go on developing its wealth potential and thus provide original solutions to the many challenges, whether technological or cultural, educational or informative, resulting from accelerated change. ■

4.6 | Risks

Like any corporation, Lagardère is exposed to a variety of risks in the normal course of business, including market and credit risks, damage to property owned by the Group or third parties, as well as to people or the environment, unforeseen losses of revenue, and civil liability resulting from the products sold or the activities undertaken by the Group.

2001 was a year companies saw the continuing increase of new risks such as deliberate damage to IT systems, crises that harm corporate brands or reputations, terrorism and credit risks.

The Group is paying very special attention to these risks. Lagardère and its operating entities make use of a series of management tools, procedures and resources enabling them to continuously identify, quantify and minimize all significant risks which are unlikely to create value.

The Group is implementing internal campaigns to build up a risk-awareness culture by means of information sharing and constant vigilance, and to reinforce the visibility of certain specific new risks as well as the ability to cope with certain crisis situations.

However, unforeseen, adverse events will always remain a possibility.

Following the contribution of Matra Hautes Technologies to Aerospatiale Matra and the creation of EADS, the management of risks and insurance coverage involving the entities concerned has been the duty of EADS, which has its own risk monitoring systems. ■

4.6.1 Market risks (interest rate, exchange rate, equity and credit risks)

EXCHANGE RATE RISKS

The Group's exposure to foreign exchange rate risks arises from the conduct of its business in foreign countries or from commercial and investment transactions carried out in foreign currencies. It is the Group's policy to reduce this exposure by entering into foreign currency hedging instruments.

Whenever possible, foreign operations are financed through borrowings denominated in the subsidiary's local currency. In addition, major foreign subsidiaries, principally in the US, may use derivative financial instruments in order to reduce future earnings volatility and guarantee the exchange rates at which their net income will be translated into euros at year-end for inclusion in the consolidated financial statements.

For financial transactions, the only major risk of currency fluctuations relates to the servicing, in US dollars, of the perpetual subordinated notes issued in 1988 and of the US$ 500 million bonds issued in 2001. This exchange risk is covered by forward purchases of US dollars.

Finally, EADS has implemented specific internal procedures for monitoring its exposure to foreign exchange rate risks.

INTEREST RATE RISKS

The Group's net cash surplus (cash in hand plus marketable securities, excluding shares) earns interest generally at the short-term interest rates prevailing on the market. The significant amount of such surplus provides an effective cover against interest rate fluctuations on variable-rate borrowings.

Long-term borrowings include:

- borrowings and other loans maintained at original fixed rates (bond borrowings and certain real estate leasing commitments), and borrowings at variable rates covered by fixed-rate contracts over long periods;
- other long-term borrowings, maintained at variable rates, or partly covered by fixed-rate contracts or covered by contracts over short periods.

Short-term borrowings are spread over a large number of companies in different countries. Use of such borrowings fluctuates, and they are therefore generally maintained at variable rates.

The risk concerning variable interest payable on the perpetual subordinated notes issued in 1988 (classified as permanent funds in the consolidated balance sheet) is 100% hedged.

The Group does not make use of derivatives other than to hedge interest rate risks on financial assets or liabilities.

The Group pays close attention to changes in the creditworthiness of its major counterparties, and reviews the recoverability of amounts receivable on a regular basis. ■

4.6.2 Legal risk

See 4.3 Litigation, page 48.

4.6.3 Industrial and environmental risks

The Group regularly monitors the quality of risk prevention with respect to damage and operating losses at its major sites. The Group has no knowledge of any particularly vulnerable situations in this respect.

The Group pays particular attention to environmental protection. It complies fully with national environmental legislation and has implemented operating procedures, quality assurance systems and safety measures to this end. The Group considers that it complies with the most recent legislation on environmental protection for all its sites, and continues to prepare for future regulatory changes. ■



4.6.4 Insurance – Risk coverage

Risks that cannot be eliminated totally are retained or transferred to the insurance market depending on their size and the availability of coverage at reasonable conditions.

The Group may also provide self-coverage of certain risks, where appropriate.

The major lines of insurance cover property, business interruption and civil liability, in the form of coordinated insurance programs consisting of permanent policies and additional coverage for specific projects.

In spite of the major crisis that hit the world insurance market at the end of 2001, the Group and its operational entities were able to obtain coverage adapted to their activities throughout the world.

The Group will continue to pay close attention to the selection of its insurers and the review of their creditworthiness. ■

4.6.5 Other special risks, including labor relations

On a daily basis, the Group handles the management of labor relations with strict vigilance and integrity. Highly respectful of employees and labor regulations, the Group implements a voluntary policy of optimizing standards relating to health and safety at work.
The Group is not especially exposed to risks related to labor relations, but is nonetheless always attentive to the emergence of any new situation that could be a potential source of such risks. ■

4.7 | Euro

The introduction of the European single currency was anticipated back in July 1997, when the Group set up a Euro steering committee under the aegis of General Management. This committee is responsible for monitoring the project from its inception until final completion in 2002.

Euro project teams have been set up at each Group entity. During the launch and awareness raising phases, cross-company workshops enabled project teams to formulate hypotheses and identify risks so as to assess more precisely the impact of the changeover to the euro on each department of Group entities.

Two types of impact were identified. First, technical impacts which required the review and adaptation of information systems to enable them to integrate the new currency. Second, the strategic impacts of the euro on pricing policies, sales networks, etc. These were concentrated mainly in Lagardère Media because of its contacts with consumers (pricing policies, commercial networks, etc.).

Scenarios detailing the migration to the euro were elaborated for each company, each taking into account the technical and strategic considerations as well as problems specific to each company. After this work was completed in the summer of 1998, each company put a plan of action into motion. The implementation phase went smoothly, according to the plans adopted for each company, and lasted until the end of 2001 at some companies.

The timetable differed according to the subsidiary. However, final adoption of the euro as the Group's internal reference currency was effective for all companies in the Group before the end of 2001. This decision enabled the Group to take advantage of the transition phase to ensure a smooth switch to the euro and be in a position to satisfy all the legal requirements from the beginning of 2002.

In accordance with Group directives, by January 1999, all companies were able to process invoices and make payments in euro with those customers and suppliers that so desired. In the same way, the euro has been used in all the Group's financial communication since 1999, thereby responding to the wishes of financial analysts.

The Group has always regarded the introduction of the new currency as an opportunity that strengthens and provides further justification for the pan-European nature of its activities.

The successful transition to the euro and the smooth adoption of the physical currency confirmed the wisdom of these decisions. ■



Net assets Financial position Results



5.1 | Movements in Lagardère SCA share prices

5.1.1 Closing share prices during 2001


73
66
59
52
45
38
31
6,900
6,100
5,300
4,500
3,700
2,900
Lagardère
CAC 40
Source: GL Multimédia
Jan. 01
Feb. 01
Mar. 01
April 01
May 01
June 01
July 01
Aug. 01
Sept. 01
Oct.01
Nov. 01
Dec. 01
Jan. 02
Feb. 02
Mar. 02

5.1.2 Closing share prices during 2000


110
100
90
80
70
60
50
40
30
7,500
6,500
5,500
4,500
3,500
Lagardère
CAC 40
Source: GL Multimédia
Jan. 00
Feb. 00
Mar. 00
April 00
May 00
June 00
July 00
Aug. 00
Sept. 00
Oct. 00
Nov. 00
Dec. 00
Jan 01
Feb. 01
Mar. 01
April 01
May 01
June 01
July 01
Aug. 01
Sept. 01
Oct. 01
Nov. 01
Dec. 01
Jan. 02
Feb. 02
Mar. 02

5.2 | Per share data

	1997		1998		1999		2000		2001	
(in euros)	Non diluted	Diluted (1)	Non diluted	Diluted (1)	Non diluted	Diluted (2)	Non diluted	Diluted (2)	Non diluted	Diluted (2)
Net earnings per share	*1.80*	*1.72*	*2.38*	*2.26*	*2.00*	*1.91*	*4.51*	*4.30*	*4.59*	*4.36*
Net assets per share	*15.50*	*14.83*	*16.51*	*15.67*	*19.27*	*18.37*	*28.80*	*27.46*	*30.63*	*29.08*
Operating cash flow per share	*5.03*	*4.82*	*4.98*	*4.72*	*5.15*	*4.91*	*5.40*	*5.15*	*4.26*	*4.04*
Market price at Dec. 31	*30.34*		*36.21*		*54.00*		*61.80*		*47.00*	
Dividends	*0.67*		*0.78*		*0.78*		*0.78*		*0.82*	

(1) including new shares that may be created as a result of share subscription warrants, stock options and convertible bonds.
(2) including new shares that may be created as a result of stock options.

5.3 | Creation of shareholder value

5.3.1 External measure of value created

Because of the fall in Lagardère's stock price over the year 2001 (down 24% compared with a fall of 22% in the CAC 40 index), no value was created for shareholders in 2001, measured by this method.

5.3.2 Internal measure of shareholder value created

The economic value added by the company may also be measured by comparing earnings before interest and taxes (EBIT), less theoretical tax at the statutory rate, with cost of capital employed.

- EBIT represents operating income plus financial income items, other than interest income and expenses and income from short-term investments, and non-operating income, after deducting theoretical tax and incorporating income of companies accounted for by the equity method. Non-operating income used in the calculation does not include amortization of goodwill and other intangible assets.
  EBIT also excludes the effect of the sale of Club-Internet and the valuation of T-Online securities that were received in exchange. In 2000, a gain of € 820 million before tax was recorded on this sale. In 2001, T-Online securities were written down by € 157 million.

- Capital employed represents fixed assets excluding premiums on perpetual subordinated notes and amortization of goodwill and other intangible assets, to which working capital requirement is added. Average opening and closing balance sheet amounts are used.

- The cost of capital employed was calculated by assuming that the present value of future cash surpluses would be equal to Lagardère SCA's average share price as of March 12, 2002 (€ 53.95 per share).

The calculation for the year 2001, before inclusion of the dilution gains recorded by EADS, is as follows:

EBIT, less tax at the statutory rate	€ 352 million
Average capital employed over the year being estimated at € 4,244 million, the cost of capital employed at 9% was	€ 382 million
The economic value added over the year was therefore	€ (30) million

Including the dilution gains recorded by EADS (€ 515 million net of tax), total economic value added was € 485 million.

Consolidated financial statements



The accompanying consolidated financial statements have been translated from those issued in French and have been restated in a format more familiar to readers of US financial statements.

The Statutory Auditors' unqualified opinion on the official consolidated financial statements of Lagardère is included in the French documents which are submitted to Lagardère's shareholders at the Annual General Meeting. These documents are available from the Company's head office upon request.

For the purpose of this Reference Document in English, the Parent Company's balance sheet and statement of income are included and presented in US format.

5.4 | Review of results and cash flows

5.4.1 General

The consolidated financial statements of Lagardère are prepared in accordance with accounting methods and principles generally accepted in France.
All figures are expressed in millions of euros (€).

The consolidated income statements are summarized below:

	1997	1998	1999	2000 Published	2000 Restated	2001	
Net sales	**10,047**	**10,692**	**12,285**	**12,192**	**11,875**	**13,295**	*(appendix 1)*
Operating income	*608*	*644*	*520*	*572*	*474*	*514*	*(appendix 2)*
Interest expense, net	*(18)*	*(1)*	*(23)*	*(110)*	*(95)*	*(15)*	
Operating income after interest	*590*	*643*	*497*	*462*	*379*	*499*	
Non-operating income (expenses), net	*(70)*	*(26)*	*16*	*651*	*653*	*353*	
Other expenses, net	*(245)*	*(280)*	*(168)*	*(498)*	*(472)*	*(225)*	
Net income before minority interests	**275**	**337**	**345**	**615**	**560**	**627**	
Net income	**210**	**280**	**241**	**581**	**528**	**616**	*(appendix 3)*

The above table shows the published results for 2000 together with pro forma results for 2000 restated to include 15.14% of EADS' results for the first half-year of 2000 (not adjusted for changes in group structure, especially the changes in Airbus) using the proportional method, whereas 33% of Aerospatiale Matra's results were proportionally consolidated for the same period in the published financial statements.

Operations by main business segments are analyzed below.

5.4.2 Lagardère Media

The Media segment includes the operations of the Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

Significant changes in this segment's structure during 2001 were:

• In the Book Publishing division:
- The British publisher Octopus Publishing group was acquired during the fourth quarter of 2001. Its balance sheet was consolidated as of December 31, 2001, and its results of operations will be consolidated as from January 1, 2002.

• In the Print Media division:

Acquisitions:
- Bonnier Hachette Publications and the photo agencies Rapho, Keystone, Hoa Qui and Katz were fully consolidated as from January 1, 2001.
- Hachette Next Media, a joint company formed with the Korean Next Media company, was 50% consolidated using the proportional method as of January 1, 2001.
- The 42% interest acquired in Marie Claire group was accounted for by the equity method as of April 1, 2001.

Disposals:
- Following the sale of the printing division (E2G group), Rotocalcografica (Italy) was deconsolidated as of January 1, 2001; Imprimerie Helio Corbeil and Graphic Brochage (France) and Helio Charleroi (Belgium) were deconsolidated as of December 31, 2001.
- Promévente (magazine promotion and sale) was sold and deconsolidated as of January 1, 2001.
- Operations of Agea (Argentina) and Film Office Distribution (France) were discontinued and deconsolidated as of January 1, 2001.

In 2000, the results of operations of Hachette Filipacchi Médias group for the first half-year were fully consolidated based on the 66.79% interest held by Lagardère before its public share exchange offer and compulsory final exchange offer for HFM's shares. HFM has been fully consolidated since July 1, 2000 based on a 100% holding.

The accounts for the year 2000 also included Heliocolor (printing activities in Spain) which was consolidated until September 30, 2000.

• In Distribution Services:
- Virgin Stores, the French subsidiary of Virgin group, was acquired during 2001 and was fully consolidated as of August 1, 2001.
- Duty Free Associates was fully consolidated for the whole year in 2001 and for five months only in 2000.

• In the Lagardere Active division:
- Following the change of year-end from September 30 to December 31, the results of the Lagardere Active Broadcast group were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001). In 2000, results were consolidated for the twelve month period ended September 30, 2000.

Lagardere Active Broadcast's comparative income statement figures are presented below:

(in millions of euros)	**Twelve months Oct. 1, 1999 to Sept. 30, 2000**	**Twelve months Oct. 1, 2000 to Sept. 30, 2001**	**Three months Oct. 1, 2001 to Dec. 31, 2001**
Sales	*395*	*409*	*127*
Operating income (loss)	*35*	*45*	*(3)*
Interest income, net	*7*	*-*	*-*
Operating income (loss) after interest	*42*	*45*	*(3)*
Non-operating loss, net	*(13)*	*(6)*	*(6)*
Net loss from companies accounted for by the equity method	*(3)*	*(5)*	*-*
Income (loss) before tax, minority interests and amortization of intangible assets	**26**	**34**	**(9)**

During the year 2000,
- the results of CanalSatellite (34% owned) and multiThématiques (27.42% owned) were consolidated under the equity method as of July 1 and August 1, respectively;
- Grolier Inc. was fully consolidated for the first five months only.

>>>



Summarized statements of income and cash flows of this segment are as follows:

Income statements *(in millions of euros)*

	1999	2000	2001
Net sales	**6,873**	**7,203**	**7,668**
Operating income	*283*	*323*	*353*
Interest expense, net	*(18)*	*(43)*	*(240)*
Operating income after interest	**265**	**280**	**113**
Non-operating income (expenses), net	*78*	*798*	*(46)*
Net income from companies accounted for by the equity method	*7*	*2*	*59*
Income before tax	**350**	**1,080**	**126**

Cash flows *(in millions of euros)*

	1999	2000	2001
Cash flows from operations	*319*	*359*	*269*
Net change in working capital requirement	*82*	*94*	*27*
Net cash flows from operations	**401**	**453**	**296**
Investments:			
– purchases of fixed assets	*(220)*	*(197)*	*(268)*
– purchases of long-term investments	*(583)*	*(1,227)*	*(453)*
Sales of fixed assets and investments	*328*	*1,263*	*117*
Increase in marketable securities	-	*(836)*	-
Net cash flows from investments	**(475)**	**(997)**	**(604)**
Net cash flows from operations and investments	**(74)**	**(544)**	**(308)**

	1999	2000	2001
Capital employed	**2,451**	**3,381**	**3,738**

Results

Sales for 2001 increased by 6.5%. Excluding the effect of changes in group structure and exchange rates, the increase was 3.6% overall, although higher at Hachette Distribution Services and Hachette Livre.

Operating income rose 9.3% to € 353 million. This increase was analyzed as follows:

- Operating income for Hachette Livre showed a 12% increase. This increase is attributed to satisfactory levels of business in literature and distribution in France, and from operations in the United Kingdom.

- Hachette Filipacchi Médias recorded a 4.7% decrease in operating income as a result of the poor advertising context in the United States since April 2001. However, activity in Japan and Italy and with French regional daily newspapers showed strong progress.

- Hachette Distribution Services registered a 33% increase in operating income. Press retail operations recorded strong growth, with France, Switzerland and Hungary reporting significant increases. Airport retail outlets recorded strong growth despite the events of September 11, and Virgin Stores, consolidated for the last five months of the year, posted very satisfactory results.

- Within the Lagardere Active division, operating income rose by € 13 million despite a poor advertising environment, the deconsolidation of Grolier Inc., and important investments made in the film & TV production business (to develop theme TV channels and launch Match TV), and in interactive TV operations. This performance was primarily attributable to a cost reduction program, particularly in the Internet area.

Net financial charges increased by € 197 million to € 240 million. It included a € 157 million allowance to write down the investment in T-Online, valued at € 9.75 per share. Excluding this item, net interest expense increased by € 40 million and reflected both the cost of financing CanalSatellite and multiThématiques for the full year, and the cost of financing the acquisitions of Virgin Stores and Marie Claire.

A net non-operating loss of € 46 million was recorded in 2001, a decrease of € 844 million compared with 2000, particularly as non-operating income in 2000 included capital gains of € 843 million on disposal of the investments in Club-Internet and Grolier Inc.

The net non-opérating loss for 2001 includes restructuring charges incurred under the plan to boost Lagardère Media's growth and profitability, and the costs of closing down certain operations (e-commerce, Zendis, etc.).

Income from companies accounted for by the equity method increased significantly as a result of the recently acquired investments, CanalSatellite and Marie Claire.

Cash flows

Cash flows from operations totalled € 269 million in 2001, down € 90 million on 2000, reflecting higher restructuring charges and interest expenses (not including the write-down of the investment in T-Online).

Purchases of fixed assets totalled € 268 million (up € 71 million on 2000), primarily in Distribution Services (purchase of the right to use the Virgin brand name) and in Lagardere Active division (video, film & TV production).

Purchases of long-term investments of € 453 million mainly concerned the acquisition of an interest in Marie Claire group (€ 199 million) by the Print Media division, the acquisition of Virgin shares (€ 104 million) by the Distribution Services division, and the acquisitions of book publishers Octopus in Britain and Bruño in Spain by the Book Publishing division.

Long-term investments in 2000 included the acquisition of interests in CanalSatellite and multiThématiques and the acquisition of Hachette Filipacchi Médias shares following the compulsory final purchase offer.

Sales of fixed assets and investments provided resources of € 117 million in 2001. They included primarily sales of long-term investments in the Print Media division (sale of the E2G group's printing activities in Italy, Belgium and France), and in the Distribution Services division (sale of the 20% holding in Aelia, formerly Navistar).

Capital employed rose to € 3,738 million in 2001 as a consequence of investments made during the year. ■

5.4.3 High Technologies

Since July 1, 2000, the contribution of the High Technologies segment to Lagardère's results was consolidated using the proportional method, based on the 15.14% interest held by Lagardère in the EADS group. For the first half-year of 2000, this contribution was equal to 33% of Aerospatiale Matra's results.

Following a share capital increase reserved for employees which took place in December 2001, Lagardère's interest in EADS reduced to 15.10%. The results of EADS for 2001 were included in Lagardère's consolidated statement of income at 15.14%, while the balance sheet items at December 31, 2001 were included at 15.10%.

>>>

Summarized statements of income and cash flows of this segment before adjustments for changes in group structure are as follows:

Income statements *(in millions of euros)*

	1999	2000 Published	2000 Restated	2001
Net sales	**4,257**	**3,806**	**3,489**	**4,486**
Operating income	*159*	*166*	*68*	*104*
Interest expense, net	*(30)*	*(81)*	*(66)*	*(11)*
Operating income after interest	**129**	**85**	**2**	**93**
Non-operating income (expenses), net	*(17)*	*(32)*	*(30)*	*463*
Net income from companies accounted for by the equity method	*1*	*34*	*29*	*18*
Income before tax	**113**	**87**	**1**	**574**

The above table shows the published results for 2000 together with pro forma results for 2000 restated to include 15.14% of EADS' results for the first half-year of 2000 (not adjusted retroactively for changes in group structure that occurred in 2001) whereas 33% of Aerospatiale Matra's results were consolidated last year.

Cash flows *(in millions of euros)*

	1999	2000	2001
Cash flows from operations	*207*	*196*	*347*
Net change in working capital requirement	*202*	*146*	*65*
Net cash flows from operations	**409**	**342**	**412**
Investments:			
– purchases of fixed assets	*(172)*	*(157)*	*(332)*
– purchases of long-term investments	*(178)*	*(112)*	*(169)*
Sales of fixed assets and investments	*62*	*59*	*214*
Increase in marketable securities	-	*(86)*	*(59)*
Net cash flows from investments	**(288)**	**(296)**	**(346)**
Net cash flows from operations and investments	**121**	**46**	**66**

	1999	2000	2001
Capital employed	**411**	**151**	**654**

The published consolidated financial statements of EADS were restated in accordance with accounting methods used for recording the second half of 2000, in order to conform with the French accounting standards applied by Lagardère Group. Foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

The table below shows a comparison between EADS' published income statement figures and the restated amounts included in Lagardère's consolidated financial statements for the year 2001, based on a 15.14% interest.

(in millions of euros)

	EADS (15.4% of published accounts)	Restatements	Amounts consolidated by Lagardère
Net sales	**4,664**	**(178)**	**4,486**
Operating income	*199*	*(95)*	*104*
Interest expense, net	*(45)*	*34*	*(11)*
Operating income after interest	**154**	**(61)**	**93**
Non-operating income, net	*405*	*58*	*463*
Net income from companies accounted for by the equity method	*15*	*3*	*18*
Net income before tax	**574**	**0**	**574**

Results

(Figures indicated below reflect the share of EADS' results attributable to Lagardère Group.)

Main changes in EADS' group structure during 2001 were:

- Following the contribution of Airbus UK by BAe Systems to the new company Airbus SAS, results of operations of the Airbus division were wholly consolidated by EADS as of January 1, 2001, with the 20% interest held by BAe Systems taken to minority interests. In 2000, Airbus' results were 80% consolidated. For accounting purposes, this operation was treated as an acquisition of Airbus UK by EADS and a sale of 20% of Airbus to BAe Systems. EADS recorded goodwill of € 609 million and a dilution gain of € 441 million on this transaction.

- On December 18, 2001, the company MBDA was formed to unite the missiles operations of EADS, BAe Systems and Finmeccanica. This operation was recorded on December 31, 2001 based on the 37.5% interest held by EADS in MBDA and resulted in a dilution gain of € 74 million.

EADS' sales amounted to € 4,486 million in 2001, a substantial increase on the pro forma figure of € 3,489 million for 2000. This growth was primarily the result of the consolidation of Airbus UK and an increase in aircraft deliveries (325 units at the end of December 2001 compared to 311 the previous year). After recording the effect of changes in the group structure of the Airbus division, the increase in sales was closer to 10%.

Other divisions in the group recorded strong sales growth, except for the Space division where business declined slightly against a background of strong competition. In the Defense division, deliveries were given a boost through orders on hand coming to maturity. The year saw the Military Transport Aircraft division's first deliveries of C-295s to the Spanish government. Sales increased in the Aeronautics division following acceleration in the Eurofighter program, and successes in the commercial helicopter business.

The outlook is more than satisfactory; over six years' production in the order book and total orders up 39% over 2000, proof that the products are highly competitive. Orders booked in 2001 reached a record level of € 60 billion, up 23% compared to € 49 billion in 2000, including export orders from Portugal, Finland and Sweden for the NH90 helicopter, and Poland's order for the C-295 military transport aircraft. As far as the Eurocopter business is concerned, Australia's decision to opt for Tiger and Norway's choice of the NH90 will not be reflected in the accounts until 2002. The same goes for the A400M military transport aircraft project which was signed in December 2001 but is still awaiting the German Parliament's approval. 274 orders, net of cancellations, were booked for Airbus in the course of 2001. At the end of the year, the order book stood at 1,575 aircraft representing 54% of the global order book for civil aircraft of a capacity of over 100 seats. The commercial success of

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the A380 program was confirmed, with customers signing 85 contracts and 12 firm commitments.

Operating income for 2001 was € 104 million, largely due to Airbus, which is now 100% consolidated compared to 80% in 2000. These results were achieved in spite of the difficulties in the commercial aircraft sector caused by the impact of the events of September 11 on volumes of air traffic. Losses in the Space division and a considerable increase in Research and Development expenditure also weighed in the balance.

The decrease in net income from companies accounted for by the equity method resulted from significant falls in income from companies jointly held with Nortel in the field of Civil Telecommunications. Dassault Aviation's contribution was unchanged. Matra Nortel and Nortel DASA were deconsolidated as of October 1, 2001.

Non-operating income, net in 2001 consisted mainly of the dilution gains which arose on the transaction with Airbus UK and on the setting up of MBDA.

5.4.4 Automobile

Statements of income and cash flows of the Automobile segment are summarized as follows:

Income statements *(in millions of euros)*

	1999	2000	2001
Net sales	**1,143**	**1,183**	**1,141**
Operating income	*70*	*71*	*66*
Interest income, net	*10*	*6*	*8*
Operating income after interest	**80**	**77**	**74**
Non-operating income (expenses), net	*(7)*	*3*	*(21)*
Income before tax	**73**	**80**	**53**

Cash flows *(in millions of euros)*

	1999	2000	2001
Cash flows from operations	*115*	*111*	*61*
Net change in working capital requirement	*22*	*(29)*	*(14)*
Net cash flows from operations	**137**	**82**	**47**
Investments:			
– purchases of fixed assets	*(55)*	*(60)*	*(24)*
– purchases of long-term investments	–	*(5)*	*(2)*
Sales of fixed assets and investments	*1*	*5*	*1*
Net cash flows from investments	**(54)**	**(60)**	**(25)**
Net cash flows from operations and investments	**83**	**22**	**22**

	1999	2000	2001
Capital employed [(a)]	**(70)**	**(41)**	**(29)**

(a) including the stockholding in Renault.

Results

The European market for luxury minivans suffered a 8% drop in 2001, which was felt most acutely over the last four months of the year. Despite more modest increases than those of its rivals, the Espace still had the highest number of European registrations, with 22% of its segment, compared to 19% for its nearest rival.

In 2001, Matra Automobile sold 60,445 cars, representing a decrease of 11.8% over 2000. The reason for this decrease lies in both the minivan market context and the Espace's product cycle, as the vehicle is nearing the end of its life. Commercialization of the Avantime started up at the end of 2001, with 1,329 vehicles sold.

Sales amounted to € 1,141 million in 2001, which is a 3.5% decrease compared to 2000. This reduction was however significantly lower than the percentage fall in volume sales, due to an improved product mix and growth in other activities (spare parts and engineering).

Operating income amounted to € 66 million, accounting for 5.8% of sales. The ratio is almost the same as in 2000: the heavy expenditure related to the development of the Avantime was largely offset by gains in productivity of the Espace and growth in other areas.

In order to optimize preparation for the end of production of the Espace, Matra Automobile has prepared a program regarding employment and skills. The plan concerns approximately 450 people and is a two-tier system: early retirement within the framework of French automobile sector agreements and other measures based on compensated voluntary redundancies. Non-operating items in 2001 included € 21 million in costs resulting from this program. In 2000, non-operating items included a gain recorded on the sale of 50% of the composite business (Matra Venture Composites).

Overall, income before tax totalled € 53 million, down on 2000 primarily because of the non-operating costs incurred in 2001.

Cash flows

Net cash flows from operations for the year declined by € 35 million compared with 2000. There were two reasons for this:
- reduced net income, primarily resulting from high non-operating expenses,
- a fall in production volumes towards the end of the year, resulting in higher working capital requirements (a structural resource).

Investments were reduced in 2001 after the heavy investments made in 2000 and 1999 to purchase special equipment needed to produce the Avantime model.

Overall, net cash flows from operations and investments totalled € 22 million in 2001, unchanged from 2000. ■

5.4.5 Overview of consolidated results

Total income before tax of Lagardère's three business segments, and consolidated net income, are as follows:

	1999	2000	2001
Total income of business segments	*536*	*1,246*	*753*
Other Activities	*(11)*	*(7)*	*204*
Income before tax, goodwill amortization and minority interests	**525**	**1,239**	**957**
Income tax	*(128)*	*(457)*	*(168)*
Amortization of goodwill and other intangibles	*(52)*	*(167)*	*(162)*
Net income before minority interests	**345**	**615**	**627**
Minority interests	*(104)*	*(34)*	*(11)*
Net income	**241**	**581**	**616**

- Other Activities comprise those operations not directly related to one of the above three business segments and break down as follows:

	1999	2000	2001
Operating income (loss)	*10*	*12*	*(9)*
Interest income (expense) including preferred remuneration	*(4)*	*(9)*	*214*
Non-operating expenses	*(20)*	*(10)*	*(1)*
Net income from companies accounted for by the equity method	*3*	*–*	*–*
Total	**(11)**	**(7)**	**204**

Operating results recorded by Other Activities showed a loss of € 9 million in 2001, coming from the € 4 million operating loss from Banque Arjil (€ 1 million operating profit in 2000) and corporate expenses incurred by the Group's holding companies. In 2000, Other Activities recorded significant operating income following the write back by Matra Transport SA of certain provisions concerning claims pending in Taipei.

Interest income for 2001 included the € 210 million net gain realized on the sale of excess EADS shares. Excluding this gain, interest income was € 4 million, which reflected the improvement in average cash available during the year primarily due to the receipt of the sale's proceeds (€ 365 million) of the EADS' shares early in January 2001.

Non-operating expenses amounted to € 1 million and principally included fees incurred in connection with new borrowings (private placement in the United States and syndicated credit), offset by gains on sales of long-term investment securities. In 2000, non-operating income also included fees paid on the occasion of the major merger and acquisition operations that affected the Group's businesses.

- The income tax charge was € 168 million in 2001 and reflected the fact that no tax was due on the dilution gains recorded by EADS (€ 515 million).

- Amortization of goodwill and other intangibles in 2001 included exceptional amortization of € 42 million recorded by the Lagardère Media segment (€ 107 million in 2000). Normal amortization of goodwill, which increased by € 60 million to € 120 million, was analyzed as follows:
  - € 37 million from EADS, principally for goodwill arising on the acquisition of Airbus UK;
  - € 23 million from Lagardère Media, including € 17 million representing twelve month amortization of goodwill recorded on June 30, 2000 on the acquisition of Hachette Filipacchi Médias shares, compared to six months only in 2000;
  - the rest of the increase related to the acquisitions of the year 2001 (Virgin, photo agencies, etc.).

- Minority interests amounted to € 11 million in 2001, down € 23 million in 2000 when the Print Media division's income for the first half of 2000 was consolidated based on the percentage interest prior to the public share purchase offer. ■

5.4.6 Financing

5.4.6.1 Consolidated statement of cash flows

Net cash flows from the Group's operations amounted to € 706 million in 2001, down € 160 million on 2000. € 175 million of this decrease came from the indemnity paid to the French State when the stock market price guarantee of EADS' stock was brought into play.

Purchases of fixed assets and investments totalled € 1,261 million, down € 548 million on 2000, reflecting reduced purchases of long-term investments in the Lagardère Media segment which had invested heavily in 2000 (for the acquisitions of CanalSatellite and multiThématiques, and for Hachette Filipacchi Médias shares on the occasion of the compulsory final purchase offer). Proceeds from sales of fixed assets and investments amounted to € 611 million in 2001, including a net gain of € 306 million (after tax and expenses) realized on the sale of excess EADS shares on the market. As a result of the above movements, net cash used in investment activities was € 650 million in 2001.

The net cash outflow of € 118 million from financing activities resulted from:
- proceeds from capital increases (€ 29 million) at Lagardère SCA following employees' exercise of stock options (€ 8 million) and share subscriptions under the Group Savings Plan (€ 21 million),
- a net increase in borrowings of € 107 million, including a € 279 million increase at Lagardère SCA (private placement in the United States, and syndicated credit), offset by a reduction in borrowings of the Print Media division (which obtained refinancing from other Group companies) and of EADS, and
- dividends paid (€ 123 million) and purchase of treasury stock (€ 167 million).

As a result of the above cash flows, including the effect on cash of exchange rate fluctuations and changes in group structure (+ € 21 million), net cash decreased by € 41 million to € 2,017 million at December 31, 2001.

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5.4.6.2 Treasury and indebtedness

At December 31, 2001, the Group's total cash surplus (not including the perpetual subordinated notes issued in 1992) amounted to € 219 million, a fall of € 498 million on December 31, 2000.

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
Borrowings	(1,688)	(2,500)	(2,778)
Subordinated borrowings (excluding perpetual subordinated notes 1992)	(15)	(12)	(7)
Cash and marketable securities	2,025	3,229	3,004
Total surplus	**322**	**717**	**219**

The main reasons for the decrease were as follows:

- decrease in net cash	€ (41) million
- increase in borrowings	€ (107) million
- decrease in marketable securities not included in net cash (excess EADS shares, T-Online shares and securities held by EADS)	€ (207) million
- effect of changes in group structure on EADS' borrowings	€ (179) million

The perpetual subordinated notes issued in 1992 are included under borrowings in the balance sheet while perpetual subordinated notes issued in 1988 are classified as part of other permanent funds.

Including perpetual subordinated notes issued in 1992, total net surplus shown on the balance sheet was as follows:

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
Total surplus	322	717	219
Perpetual subordinated notes 1992 (less premiums and capitalized interest)	(132)	(119)	(106)
Total net surplus	**190**	**598**	**113**

From a financial standpoint, the 1992 notes are similar in nature to those issued in 1988, and the net amounts outstanding included in the balance sheet were as follows:

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
Perpetual subordinated notes 1988	(416)	(416)	(416)
Premiums and capitalized interest	290	317	347
Net	**(126)**	**(99)**	**(69)**
Perpetual subordinated notes 1992	(287)	(287)	(287)
Premiums and capitalized interest	155	168	181
Net	**(132)**	**(119)**	**(106)**



Appendix 1

Analysis of sales by division

(in millions of euros)	1997	1998	1999	2000 Published	2000 Restated	2001
Book Publishing	699	768	822	830	830	846
Print Media	1,805	1,961	2,270	2,439	2,439	2,336
Distribution Services	2,371	2,694	2,959	3,294	3,294	3,853
Lagardere Active	863	937	822	640	640	633
Lagardère Media	**5,738**	**6,360**	**6,873**	**7,203**	**7,203**	**7,668**
High Technologies	3,156	3,197	4,257	3,806	3,489	4,486
Automobile	1,070	1,123	1,143	1,183	1,183	1,141
Transit Systems	71	-	-	-	-	-
Other Activities	12	12	12	-	-	-
Total sales	**10,047**	**10,692**	**12,285**	**12,192**	**11,875**	**13,295**



Appendix 2

Analysis of operating income by division

(in millions of euros)	1997	1998	1999	2000 Published	2000 Restated	2001
Book Publishing	41	46	52	58	58	65
Print Media	117	129	186	213	213	203
Distribution Services	44	48	48	61	61	81
Lagardere Active	25	11	(4)	(9)	(9)	4
Lagardère Media	**227**	**234**	**282**	**323**	**323**	**353**
High Technologies	322	343	158	166	68	104
Automobile	59	77	70	71	71	66
Transit Systems	4	-	-	-	-	-
Other Activities	(4)	(10)	10	12	12	(9)
Total operating income	**608**	**644**	**520**	**572**	**474**	**514**





Appendix 3

Analysis of net income by division

(in millions of euros)	1997	1998	1999	2000 Published	2000 Restated	2001
Book Publishing	28	31	31	36	36	40
Print Media	70	70	135	121	121	97
Distribution Services	35	42	39	42	42	68
Lagardere Active	14	(15)	35	475	475	(171)
Lagardère Media	**147**	**128**	**240**	**674**	**674**	**34**
High Technologies	176	249	60	17	(37)	508
Automobile	34	37	42	50	50	34
Transit Systems	7	-	-	-	-	-
Total division income	**364**	**414**	**342**	**741**	**687**	**576**
Other Activities	(49)	(10)	54	41	41	213
Income before goodwill amortization and minority interests	**315**	**404**	**396**	**782**	**728**	**789**
Amortization of goodwil and other intangibles	(40)	(67)	(51)	(167)	(168)	(162)
Net income before minority interests	**275**	**337**	**345**	**615**	**560**	**627**
Minority interests	(65)	(57)	(104)	(34)	(32)	(11)
Net income	**210**	**280**	**241**	**581**	**528**	**616**

Financial statements and notes



5.5 | Consolidated financial statements *at December 31, 2001*

Consolidated statements of income for the years ended December 31

(in millions of euros)		2001	2000 Restated*	2000 Published	1999
Operating revenues					
Net sales	*(notes 1, 23 and 24)*	*13,295.6*	*11,874.7*	*12,192.3*	*12,284.8*
Other operating revenues		*608.9*	*465.6*	*735.8*	*490.7*
Total operating revenues		**13,904.5**	**12,340.3**	**12,928.1**	**12,775.5**
Operating expenses					
Purchases and changes in inventories		*(7,496.4)*	*(6,498.7)*	*(6,597.6)*	*(6,938.9)*
Payroll costs		*(2,624.5)*	*(2,306.6)*	*(2,445.0)*	*(2,439.3)*
Depreciation, amortization and provisions		*(656.8)*	*(497.7)*	*(445.3)*	*(416.7)*
Other operating expenses		*(2,612.9)*	*(2,563.6)*	*(2,867.8)*	*(2,460.7)*
Total operating expenses		**(13,390.6)**	**(11,866.6)**	**(12,355.7)**	**(12,255.6)**
Operating income	*(note 23)*	**513.9**	**473.7**	**572.4**	**519.9**
Interest expense, net	*(note 2)*	*(14.9)*	*(95.0)*	*(110.3)*	*(23.1)*
Non-operating income, net	*(note 3)*	*353.0*	*653.4*	*651.5*	*16.4*
Preferred remuneration	*(note 4)*	*(13.7)*	*(17.2)*	*(17.2)*	*(18.8)*
Amortization of goodwill	*(note 16)*	*(120.6)*	*(61.5)*	*(60.2)*	*(33.3)*
Income taxes	*(note 5)*	*(167.7)*	*(423.8)*	*(456.6)*	*(128.3)*
Net income from companies accounted for by the equity method	*(note 13)*	*77.1*	*30.3*	*35.6*	*12.3*
Net income before minority interests		**627.1**	**559.9**	**615.2**	**345.1**
Minority interests	*(note 6)*	*(11.0)*	*(31.7)*	*(34.2)*	*(104.1)*
Net income		**616.1**	**528.2**	**581.0**	**241.0**

** Restated to include 15.14% of EADS ' results for the first half-year of 2000, in replacement of 33% of Aerospatiale Matra's results.*

Consolidated balance sheets at December 31

Assets

(in millions of euros)		2001	2000	1999
Current assets				
Cash and cash equivalents	(note 7)	1,043.6	1,118.5	681.2
Marketable securities	(note 8)	1,959.8	2,110.9	1,343.7
Trade receivables, net	(note 9)	2,068.4	2,040.7	2,129.0
Inventories, net	(note 11)	2,122.2	1,669.9	2,385.5
Other receivables, prepayments and deferred charges	(note 12)	1,957.6	1,770.7	1,957.2
Total current assets		**9,151.6**	**8,710.7**	**8,496.6**
Investments accounted for by the equity method	(note 13)	1,518.9	1,272.0	225.0
Other investments and non-current assets	(note 14)	1,316.1	1,367.5	882.7
Property, plant and equipment, net	(note 15)	2,079.5	1,870.7	1,457.8
Intangible assets, net	(note 16)	3,946.7	3,089.0	2,484.8
Fixed and other non-current assets		**8,861.2**	**7,599.2**	**5,050.3**
Total assets		**18,012.8**	**16,309.9**	**13,546.9**

Liabilities and stockholders' equity

(in millions of euros)		2001	2000	1999
Liabilities				
Trade payables		3,318.1	2,596.7	2,448.1
Advances on contracts and deferred income		2,199.7	1,722.5	2,082.4
Borrowings	(note 17)	3,071.5	2,798.7	1,989.6
Other payables and provisions		2,310.2	2,397.9	1,960.9
Reserves for risks and charges	(note 19)	2,369.5	2,489.6	1,831.8
Total liabilities		**13,269.0**	**12,005.4**	**10,312.8**
Permanent funds				
Perpetual subordinated notes	(note 21)	415.8	415.8	415.8
Minority interests	(note 6)	216.0	178.1	496.4
Total permanent funds		**631.8**	**593.9**	**912.2**
Stockholders' equity	(note 22)			
Common stock		845.9	838.9	747.3
Additional paid-in capital and retained earnings		3,266.1	2,871.7	1,574.6
Total stockholders' equity		**4,112.0**	**3,710.6**	**2,321.9**
Total permanent funds and stockholders' equity		**4,743.8**	**4,304.5**	**3,234.1**
Total liabilities and stockholders' equity		**18,012.8**	**16,309.9**	**13,546.9**

Commitments and contingent liabilities - see note 25.

Consolidated statements of cash flows for the years ended December 31

(in millions of euros)	**2001**	**2000**	**1999**
Net income	**616.1**	**581.0**	**241.0**
Adjustments to reconcile net income to net cash flows from operating activities:			
Minority interests in net income	*11.0*	*34.2*	*104.1*
Depreciation, amortization and provisions	*704.7*	*669.4*	*433.7*
Gains on disposal of fixed assets and investments, net of tax	*(712.5)*	*(543.7)*	*(142.0)*
Share of results of companies accounted for by the equity method	*(77.1)*	*(35.5)*	*(12.3)*
Dividends received from companies accounted for by the equity method	*7.8*	*13.2*	*2.1*
Net change in deferred taxes (1)	*21.6*	*(22.3)*	*(5.7)*
Net change in working capital requirements	*134.8*	*170.5*	*283.5*
Net cash flows from operations	**706.4**	**866.8**	**904.4**
Acquisitions of fixed assets	*(627.5)*	*(421.7)*	*(453.6)*
Long-term financial investments (1)	*(633.6)*	*(1,367.0)*	*(814.9)*
Proceeds from sales of fixed assets and investments, net of tax	*294.6*	*1,145.4*	*410.1*
Provision for taxes on Club-Internet capital gain	-	*289.0*	-
Decrease in other non-current assets	*69.5*	*16.0*	*29.2*
Decrease (increase) in marketable securities	*247.0*	*(921.7)*	-
Net cash flows from investments	**(650.0)**	**(1,260.0)**	**(829.2)**
Net cash flows from operations and investments	**56.4**	**(393.2)**	**75.2**
Increase in borrowings	*107.2*	*669.1*	*78.2*
Issue of common stock in parent company	*29.2*	*33.5*	*53.1*
Adjustment of minority interests from capital reorganization	*35.3*	*26.2*	*0.2*
Acquisition of treasury stock	*(166.8)*	*(20.4)*	-
Dividends paid to stockholders (2)	*(112.3)*	*(96.8)*	*(94.9)*
Dividends paid to minority interests	*(10.2)*	*(15.2)*	*(16.0)*
Net cash flows from financing activities	**(117.6)**	**596.4**	**20.6**
Effect on cash of exchange rate fluctuations	*15.8*	*182.1*	*326.1*
Effect on cash of other movements	*4.9*	*13.5*	*28.8*
Net increase (decrease) in cash	**(40.5)**	**398.8**	**450.7**
Net cash, beginning of year	**2,057.7**	**1,658.9**	**1,208.2**
Net cash, end of year	**2,017.2**	**2,057.7**	**1,658.9**

(1) Including write-back of the provision for taxes on Club-Internet capital gain.
(2) Including the portion of net income paid to the general partners.

Notes to the consolidated financial statements

A - PRINCIPLES OF CONSOLIDATION

1. Accounting standards

Lagardère's consolidated financial statements have been prepared in accordance with the accounting methods and principles stipulated by the standards and laws applicable in France. In particular, they comply with Standard 99-02 issued on April 29, 1999 by the French Accounting Standards Committee.

2. Methods of consolidation

Included in the consolidated financial statements are all companies in which Lagardère controls directly or indirectly over 20% of the voting rights, with the exception of:

- companies of insignificant size; and
- NMPP, a cooperative company which distributes print media. Lagardère's 49% interest in NMPP is fixed in the by-laws and by statute. Specific rules pertaining to the management of this company preclude its consolidation into Lagardère.

The following consolidation methods are used:

- All subsidiaries in which Lagardère holds, directly or indirectly, more than 50% of the voting rights, or 40% if the Group exercises the management and no other stockholder holds a higher ownership interest, are fully consolidated.
- Companies which are controlled jointly with non-Group stockholders are accounted for on the proportional consolidation basis. All items are recorded in the consolidated financial statements in proportion to the Group's percentage ownership.
- Companies in which the Group directly or indirectly exercises considerable influence are consolidated under the equity method.

3. Changes in consolidated companies

Significant changes in companies consolidated in 2001 were as follows:

- Book Publishing
  - The British publisher Octopus Publishing group was acquired during the fourth quarter of 2001. Its balance sheet was consolidated as of December 31, 2001, and its results of operations will be consolidated as from January 1, 2002.
- Print Media

Acquisitions:

- Bonnier Hachette Publications and the photo agencies Rapho, Keystone, Hoa Qui and Katz were fully consolidated as from January 1, 2001.
- Hachette Next Media, a joint company formed with the Korean Next Media company, was 50% consolidated using the proportional method as of January 1, 2001.
- The 42% interest acquired in Marie Claire group was accounted for by the equity method as of April 1, 2001.

Disposals:

- Following the sale of the printing division (E2G group), Rotocalcografica (Italy) was deconsolidated as of January 1, 2001; Imprimerie Helio Corbeil and Graphic Brochage (France) and Helio Charleroi (Belgium) were deconsolidated as of December 31, 2001.
- Promévente (magazine promotion and sale) was sold and deconsolidated as of January 1, 2001.
- Operations of Agea (Argentina) and Film Office Distribution (France) were discontinued and deconsolidated as of January 1, 2001.

In 2000, the results of operations of Hachette Filipacchi Médias group for the first half-year were fully consolidated based on the 66.79% interest held by Lagardère before its public share exchange offer and compulsory final exchange offer for HFM's shares. HFM has been fully consolidated since July 1, 2000 based on a 100% holding.

The accounts for the year 2000 also included Heliocolor (printing activities in Spain) which was consolidated until September 30, 2000.

- Hachette Distribution Services
  - Virgin Stores, the French subsidiary of Virgin group, was acquired during 2001 and was fully consolidated as of August 1, 2001.
  - Duty Free Associates was fully consolidated for the whole year in 2001 and for five months only in 2000.
- Lagardere Active
  - Following the change of year-end from September 30 to December 31, the results of the Lagardere Active Broadcast group were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001). In 2000, results were consolidated for the twelve month period ended September 30, 2000.


Lagardere Active Broadcast's comparative income statement figures are presented below.

(in millions of euros)	Twelve months Oct. 1, 2001 to Sept. 30, 2001	Twelve months Oct. 1, 2000 to Sept. 30, 2001	Three months Oct. 1, 1999 to Sept. 30, 2000
Sales	*127*	*409*	*395*
Operating income (loss)	*(3)*	*45*	*35*
Interest income, net	-	-	*7*
Operating income (loss) after interest	*(3)*	*45*	*42*
Non-operating loss, net	*(6)*	*(6)*	*(13)*
Net loss from companies accounted for by the equity method	-	*(5)*	*(3)*
Income (loss) before tax, minority interests and amortization of intangible assets	**(9)**	**34**	**26**

During the year 2000,

- the results of CanalSatellite (34% owned) and multiThématiques (27.42% owned) were consolidated under the equity method as of July 1 and August 1, respectively.
- Grolier Inc. was fully consolidated for the first five months only.

• High Technologies

- From July 1, 2000, the accounts of EADS were included in the consolidated financial statements using the proportional method, based on a 15.14% interest. For the first half of 2000, the accounts of Aerospatiale Matra were consolidated using the proportional method, based on a 33% interest.
- The consolidated statements of income on page 74 show the published results for 2000 together with pro forma results for 2000 restated to include EADS' results for the period January 1 to June 30, 2000 (not adjusted for changes in group structure that occurred in 2001), in replacement of Aerospatiale Matra's results.
- Following the contribution of Airbus UK by BAe Systems to the new company Airbus SAS, results of operations of the Airbus division were wholly consolidated by EADS as of January 1, 2001, with the 20% interest held by BAe Systems taken to minority interests. In 2000, Airbus' results were 80% consolidated. For accounting purposes, this operation was treated as an acquisition of Airbus UK by EADS and a sale of 20% of Airbus to BAe Systems. EADS recorded goodwill of € 609 million and a dilution gain of € 441 million on this transaction (these figures reflect the share of EADS' results attributable to Lagardère Group).
- On December 18, 2001, the company MBDA was formed to unite the missiles operations of EADS, BAe Systems and Finmeccanica. This operation was recorded on December 31, 2001 based on the 37.5% interest held by EADS in MBDA and resulted in a dilution gain of € 74 million.

4. Closing dates

Calendar closing dates apply to all consolidated subsidiaries as of the year 2001. In the previous years, the consolidated financial statements included the accounts of the Lagardere Active Broadcast group as of September 30. Following the change of year-end from September 30 to December 31 recorded in the company's by-laws in 2001, the results of Lagardere Active Broadcast were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001).

5. Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items are translated using official year-end exchange rates except for items relating to stockholders' equity where historical rates are used;
- income statements are translated using average exchange rates for the year;
- translation gains or losses arising from the above are taken to stockholders' equity.

6. Inter-company balances and transactions
All such items are eliminated on consolidation. Provisions attached to inter-company stockholdings and related receivables are also eliminated and released to consolidated stockholders' equity. Changes for the year are taken to income.

7. Goodwill
Goodwill represents the difference between the purchase price of acquired businesses and the Group's share of their revalued net assets at the date of acquisition. The revaluation of assets is considered definitive at the end of the year following the first consolidation. Goodwill is included in intangible assets and is amortized over a period of 20 years, except in those circumstances where a shorter period is considered more appropriate.

B - ACCOUNTING PRINCIPLES AND VALUATION METHODS

1. Marketable securities
Marketable securities are shown at the lower of cost and market value. Unrealized gains are not recorded.

2. Trade receivables
Customer receivables are shown at their recorded value, less allowances for doubtful accounts.

3. Inventories
Inventories are stated at purchase cost or at cost of production, according to methods appropriate to each division's activity.
Allowances are made for all inventories where realizable value is lower than cost, or where stock rotation statistics indicate that write-downs are necessary.
Profits included in inventories acquired from other Group companies are eliminated where material.

4. Translation of transactions in foreign currency
Accounts receivable and payable in foreign currencies are translated into euros at year-end rates. Unrealized exchange gains or losses are credited or charged to income.
Hedged transactions are translated at contracted rates.
Perpetual subordinated notes, together with the corresponding premiums on their issue, are translated at historical rates (see note 21).

5. Investments
Investments in non-consolidated subsidiaries are stated at cost, less provisions determined by reference to stock prices or other criteria such as strategic value.
Also included under this heading are premiums paid when issuing perpetual subordinated notes (see notes 17 and 21).

6. Property, plant and equipment
Depreciation is calculated using the straight line method based on the estimated useful lives of the assets as follows:

Buildings	6 2/3 to 40 years
Specialized installations and infrastructure	6 2/3 to 20 years
Machinery and industrial equipment	3 to 10 years
Other machinery, furniture, general installations and improvements	3 to 10 years

All significant financial leases have been restated and accounted for as assets purchased on credit.

7. Intangible assets
Intangible assets are recorded at cost when purchased.
Those arising on first consolidation are determined having regard to:
- turnover, gross margins and cash flow,
- market share and audience ratings,
- the on-going values of editorial assets and other intangibles.

Variable coefficients are applied to these parameters in order to determine publication and audience values.
Publication rights and editorial assets and other intangibles are reviewed periodically and written down when their economic value is considered below cost.
Patents and licenses are amortized over their useful lives.

8. Research and development costs
Research and development costs are expensed when incurred, except where financed by advances received under specific contracts.


Document • Reference Document • Reference Document • Reference Document • Reference Document

9. Special accounting principles and valuation methods applicable to EADS operations

9.1. Aircraft sales contracts

Sales of aircraft that include value guarantee commitments are accounted for as operating leases when the risk associated with the value guarantee is considered material, in which case the aircraft are included in fixed assets and depreciated over their estimated useful lives.

9.2. Provisions for aircraft sales financing

Sales contracts for Airbus and ATR aircraft may include financial guarantees. Guarantees may be sole, joint (with engine manufacturers for example) or restricted to a ceiling defined in the contract. There are three main categories of financial guarantees:

- guarantees for lease payments,
- guarantees corresponding to the residual value of aircraft, or the repayment of the balance of outstanding borrowings;
- guarantees to contribute to financing the sale of certain aircraft.

Provisions for risks are recorded to cover future expenses considered probable within the scope of commitments corresponding to aircraft delivered. These guarantees may be provided by the consortiums or their subsidiaries in cases where the subsidiaries are counter-guaranteed by the consortiums.

9.3. Refundable advances

Refundable advances are recorded as Other payables and provisions.

9.4. Revenue recognition on long-term contracts

Profits on long-term contracts are recognized on the percentage of completion basis by applying the estimated profit margin on each contract to revenue earned to date. Full provision is immediately made on estimated losses on such contracts.

Revenue is generally recognized at the date of transfer of ownership determined by contract. However, if there is a significant gap between work-in-progress accumulated to date and the contractual date of transfer, revenue is recorded according to the percentage of completion method using pre-defined technical criteria.

Sales and profits from aviation contracts (aircraft and helicopters) are recognized only when the aircraft are delivered. All support costs are provided for.

10. Treasury stock

Treasury stock in Lagardère SCA is deducted from consolidated retained earnings.

11. Income taxes

Deferred taxes are calculated by the liability method for temporary timing differences between book and tax values of assets and liabilities.

When tax rates change, deferred tax balances are redetermined at the new rates, the adjustments being reflected in the year's tax charge.

At December 31, 2001, deferred taxes of the French companies in the Group have been calculated using the tax rates voted in France which will apply to the years in which deferred taxes are expected to reverse. The rate applying for the year 2001 was 36.43%, and will be 35.43% thereafter.

Deferred tax assets are not recorded unless their recovery is clearly anticipated in the near future.

12. Retirement and similar benefits

For French companies, provisions for employee retirement and similar benefits, other than those provided for by the French Government system, are established using actuarial formulas and considering mortality risks, turnover of personnel and other factors. These are set up in accordance with collective bargaining agreements.

Similar provisions are also established for foreign subsidiaries in accordance with local legislation and labor laws.

These calculations are updated each year. Variances arising from changes in actuarial present values of accumulated benefits are amortized over the average estimated remaining employment period.

Provisions are also made for commitments for seniority bonuses and other specific advantages acquired by personnel employed by certain subsidiaries, and for pensions of employees of US subsidiaries.

C - OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All figures are stated in millions of euros, except where otherwise specified).

1. Net sales

	2001			2000		
	Excl. High Technologies(*)	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
France	3,927	513	4,440	3,422	743	4,165
Outside France	4,882	3,973	8,855	4,964	3,063	8,027
Net sales	**8,809**	**4,486**	**13,295**	**8,386**	**3,806**	**12,192**

(*) Excluding changes in group structure (2.1%) and exchange rates (0.5%), Group sales increased by 2.4% between 2000 and 2001.

2. Interest expense, net

	2001	2000 Restated	2000 Published
Interest and similar expense, net	(134)	(87)	(88)
Income from investments	237	17	23
Net exchange gain (loss)	25	(29)	(17)
Other interest income (expense), net	(143)	4	(28)
Total interest expense, net	**(15)**	**(95)**	**(110)**

Excluding High Technologies, interest expense, net was as follows:

	2001	2000
Interest and similar expense, net	(78)	(65)
Income from investments	237	15
Net exchange gain	7	14
Other interest income (expense), net	(170)	7
Total interest expense, net	**(4)**	**(29)**

The increase in income from investments resulted primarily from the gain realized on the sale of excess EADS shares in January 2001 (€ 210 million).

Other interest income (expense), net, includes recurring items such as interest on customer receivables. It also includes dividends received from non-consolidated companies and increases or decreases in provisions. In 2001, it included a € 157 million allowance to write down T-Online securities.

3. Non-operating income, net

	2001	2000 Restated	2000 Published
Net capital gains	27	873	851
Restructuring costs	(99)	(28)	(31)
Amortization of goodwill and other intangibles	(42)	(107)	(107)
Other non-operating income (expenses)	467	(85)	(62)
Total non-operating income (expenses), net	**353**	**653**	**651**



Excluding High Technologies, non-operating income (expenses), net was as follows:

	2001	2000
Net capital gains	*15*	*880*
Restructuring costs	*(66)*	*(5)*
Amortization of goodwill and other intangibles	*(42)*	*(107)*
Other non-operating expenses	*(17)*	*(85)*
Non-operating income (expenses), net	**(110)**	**683**

Net capital gains in 2000 principally arose from disposals of Club-Internet and Grolier Inc. (€ 843 million).
In 2001, the income tax charge on capital gains amounted to € 3 million (€ 307 million in 2000).
Restructuring costs in 2001 were incurred in the Group's three business segments. In 2000, they were incurred in the High Technologies segment.
Write-downs of intangible assets related to the Lagardère Media segment for both 2001 and 2000.
Other non-operating items arose from:

- Dilution gains of € 515 million recorded by EADS on the occasion of the initial consolidation of BAe Systems by Airbus and on the formation of MBDA (in 2001),
- Costs incurred in connection with major merger and acquisition operations of the year, and provisions for risks (in 2000).

4. Preferred remuneration

The 1988 perpetual subordinated notes are of a specific nature, consequently interest thereon is shown separately in the income statement as Preferred remuneration.
However, interest on perpetual subordinated notes issued in 1992 is included under interest expense as those notes were not issued under the same conditions.

5. Income taxes

Income tax charged to income is made up of:

	2001			2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Taxes currently payable	*(15)*	*(83)*	*(98)*	*(418)*	*(131)*	*(549)*
Deferred taxes	*(87)*	*17*	*(70)*	*30*	*62*	*92*
Net income tax charge	**(102)**	**(66)**	**(168)**	**(388)**	**(69)**	**(457)**

The income tax charge in 2000 included a provision of € 289 million for tax payable in future periods on the capital gain realized on the sale of Club-Internet. At December 31, 2001, part of this provision was released (€ 27 million) as a result of the fall in the value of T-Online shares that were received in exchange for Club-Internet.
Movements on deferred taxes in the period were as follows:

	Jan. 1, 2001	Charge to income	Other movements	Dec. 31, 2001
Deferred tax assets	*549*			*644*
Deferred tax liabilities	*(375)*			*(445)*
Net deferred tax assets (*)	**174**	**(70)**	**95**	**199**
(*) Of which High Technologies	*285*	*17*	*105*	*407*

Unrecognized deferred tax assets at December 31, 2001 amounted to € 177 million, including € 76 million by EADS, against € 134 million at December 31, 2000 (€ 55 million by EADS).

At December 31, 2001 and 2000, deferred tax assets and liabilities were as follows:

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Timing differences	*(222)*	*364*	*142*	*(121)*	*262*	*141*
Tax credits	-	*10*	*10*	*3*	*6*	*9*
Deferred tax assets on tax loss carryforwards	*14*	*33*	*47*	*7*	*17*	*24*
Total	**(208)**	**407**	**199**	**(111)**	**285**	**174**

The following table presents a reconciliation of the effective tax charge for 2001 and the statutory tax charge calculated using the French standard rate.

Net income before income from companies at equity and minority interests	*550*
Amortization and write-down of goodwill and other intangibles	*163*
Income tax charge	*168*
Income before tax and amortization of intangibles	**881**
Statutory tax charge (1)	*(321)*
Effect on statutory tax charge of:	
Tax loss carryforwards used in the year (2)	*43*
Tax loss carryforwards arising in the year (2)	*(62)*
Tax differentials on foreign subsidiary earnings	*4*
Limitation on deferred taxes	*(21)*
Change in deferred tax rates	*(1)*
Tax credits and similar	*7*
Permanent differences and other (3)	*183*
Effective tax charge	**(168)**

(1) At the French standard rate.

(2) The tax effect of these tax loss carryforwards were not previously recorded.

(3) Including € 188 million in respect of dilution gains recorded by EADS.

6. Minority interests

Minority interests in equity and income are as follows:

	Minority interests in equity		Minority interests in income	
Minority interests in:	Dec. 31, 2001	Dec. 31, 2000	2001	2000
Lagardere Active Broadcast	*83*	*82*	-	*4*
Hachette Filipacchi Médias	*34*	*29*	*5*	*16*
Other	*43*	*33*	*13*	*9*
Total excluding High Technologies	**160**	**144**	**18**	**29**
High Technologies (*)	*56*	*34*	*(7)*	*5*
Total minority interests	**216**	**178**	**11**	**34**

(*) The increase in 2001 reflects BAe Systems' 20% interest in Airbus.

7. Cash and cash equivalents

This item includes cash (less bank overdrafts) and short-term financial investments equivalent to cash, but excludes shares in companies.

Cash and cash equivalents were as follows:

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Cash equivalents	*474*	*723*	*1,197*	*435*	*706*	*1,141*
Cash	*637*	*407*	*1,044*	*627*	*491*	*1,118*
Bank overdrafts	*(224)*	-	*(224)*	*(201)*	-	*(201)*
Cash and cash equivalents	**887**	**1,130**	**2,017**	**861**	**1,197**	**2,058**

8. Marketable securities

These investments are stated at the lower of cost and market value.

Unrealized gains on marketable securities are not recorded.

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Shares:						
T-Online	*836*	-	*836*	*836*	-	*836*
EADS	-		-	*134*	-	*134*
Other securities	*476*	*807*	*1,283*	*437*	*706*	*1,143*
At cost	**1,312**	**807**	**2,119**	**1,407**	**706**	**2,113**
Provision for depreciation	*(159)*	-	*(159)*	*(2)*	-	*(2)*
Net book value	**1,153**	**807**	**1,960**	**1,405**	**706**	**2,111**
Market value at December 31	**1,258**	**807**	**2,065**	**1,653**	**706**	**2,359**
Unrealized gains at December 31	**105**	**0**	**105**	**248**	**0**	**248**

Marketable securities at December 31, 2001 and 2000 include T-Online securities recorded at cost for € 836 million, or € 12.01 per share. For the purpose of the interim financial statements at June 30, 2001, a provision of € 157 million was recorded to reduce the net book value of these securities to € 679 million, or € 9.75 per share, their market price on June 30, 2001. In view of the share's market volatility and small volumes of trading, this valuation was unchanged in the financial statements at December 31, 2001. The closing market price of T-Online shares on December 31, 2001 was € 10.90 per share, resulting in an unrealized capital gain of € 80 million before tax.

9. Trade receivables

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Trade receivables	*1,208*	*1,030*	*2,238*	*1,328*	*853*	*2,181*
Provision for doubtful accounts	*(96)*	*(74)*	*(170)*	*(79)*	*(61)*	*(140)*
Trade receivables, net	**1,112**	**956**	**2,068**	**1,249**	**792**	**2,041**

The fall in trade receivables in 2001, excluding High Technologies, was principally caused by the securitization of receivables in the Book Publishing division during 2001.

10. Liquidity of trade and other receivables

Analysis of liquidity of trade and other receivables at December 31, 2001:

	Less than one year	From one to 5 years	Over 5 years	Total
Long-term receivables	112	158	801	1,071
Advanced payments to suppliers	127	70	-	197
Trade and related receivables	1,942	126	-	2,068
Other debtors (excl. deferred tax assets)	814	75	48	937
Total at December 31, 2001 (*)	**2,995**	**429**	**849**	**4,273**
Total at December 31, 2000 (*)	**2,811**	**464**	**923**	**4,198**
(*) Of which: High Technologies				
At December 31, 2001	1,291	289	288	1,868
At December 31, 2000	1,007	318	383	1,708

11. Inventories, net

Inventories by division were:

	Dec. 31, 2001	Dec. 31, 2000
Book Publishing	261	238
Print Media	64	82
Distribution Services	231	187
Lagardere Active	26	12
Automobile	105	108
High Technologies	1,704	1 286
Total, at cost	**2,391**	**1,913**
Less: Allowances for slow moving inventory (*)	(269)	(243)
Total inventories, net	**2,122**	**1,670**
(*) Of which: High Technologies	(133)	(113)

Allowances mainly relate to the Book Publishing and High Technologies divisions.

12. Other receivables, prepayments and deferred charges

	Dec. 31, 2001	Dec. 31, 2000
Advances to suppliers	197	185
Prepayments and deferred charges (a)	180	186
Other debtors	1,581	1,400
Total	**1,958**	**1,771**

(a) At December 31, 2001, these items principally include prepayments of a recurring nature totalling € 160 million, of which € 113 million were made by the High Technologies segment.

13. Investments accounted for by the equity method

These were as follows:

	Group share of equity		Group share of income (loss)	
	Dec. 31, 2001	Dec. 31, 2000	2001	2000
CanalSatellite	*924*	*874*	*50*	*1*
multiThématiques	*187*	*192*	*(5)*	*(4)*
Marie Claire	*209*	-	*10*	-
Amaury group	*49*	*48*	*2*	*6*
Editions J'ai lu	*9*	*9*	*1*	*1*
SFEJIC	*7*	*7*	-	-
HRIC group	*5*	*4*	-	-
Centre Educatif et Culturel	*3*	*3*	*1*	*1*
Matra Système	-	*2*	-	-
Other	*3*	*4*	-	*(3)*
Total excluding High Technologies	**1,396**	**1,143**	**59**	**2**
High Technologies (a)	**123**	**129**	**18**	**34**
Total investments accounted for by the equity method	**1,519**	**1,272**	**77**	**36**
(a) Of which in respect of Dassault Aviation	*122*	*106*	*21*	*19*

The Group share of income from these investments is determined after deducting the amortization of goodwill related to them.

The increase in investments accounted for by the equity method in 2001 mainly comes from the investment in Marie Claire.

14. Other investments and non-current assets

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Other investments, not consolidated	*288*	*107*	*395*	*253*	*100*	*353*
Other non-current assets	*781*	*497*	*1,278*	*738*	*442*	*1,180*
Provision for depreciation	*(246)*	*(111)*	*(357)*	*(123)*	*(43)*	*(166)*
Other investments and non-current assets, net	**823**	**493**	**1,316**	**868**	**499**	**1,367**

Other non-current assets consist mainly of premiums and capitalized interest on perpetual subordinated notes issued in 1988 and 1992 (see notes 17 and 21). Also included are receivables under aircraft lease-financing agreements.

Non-consolidated investments were analyzed as follows:

	Dec. 31, 2001	Dec. 31, 2000
Renault	*68*	*68*
Midi Libre	*10*	*10*
La Dépêche du Midi	*11*	*9*
Bonnier (1)	-	*8*
Keystone (1)	-	*8*
Autofin	*6*	*6*
Phase 2 Media	-	*6*
Press Publishing Ltd	*3*	*3*
Lagardere Active Broadcast group (*)	*6*	*2*
Other	*63*	*62*
Total excluding High Technologies	**167**	**182**
High Technologies (*)	**78**	**63**
Total other investments, net	**245**	**245**

(1) Consolidated as from January 1, 2001.

(*) Investments held by the companies in the groups concerned.

15. Property, plant and equipment

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Land	*105*	*-*	*105*	*110*	*-*	*110*
Buildings	*474*	*647*	*1,121*	*474*	*605*	*1,079*
Machinery and equipment	*688*	*762*	*1,450*	*802*	*590*	*1,391*
Construction in progress	*25*	*120*	*145*	*31*	*67*	*98*
Other	*509*	*1,229*	*1,738*	*476*	*954*	*1,430*
Gross value	**1,801**	**2,758**	**4,559**	**1,893**	**2,216**	**4,108**
Accumulated depreciation	*(1,073)*	*(1,406)*	*(2,479)*	*(1,061)*	*(1,177)*	*(2,237)*
Property, plant and equipment, net	**728**	**1,352**	**2,080**	**832**	**1,039**	**1,871**

Fixed assets include assets purchased under leasing contracts, which mainly relate to land and buildings, for € 221 million (2000 - € 222 million). The net book value of these assets was € 133 million (2000 - € 139 million).

16. Intangible assets

• Intangible assets other than goodwill

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Research and development costs	*38*	*-*	*38*	*37*	*-*	*37*
Patents, licenses, trademarks and audiovisual rights	*724*	*62*	*786*	*574*	*52*	*626*
Publication rights and editorial assets	*1,746*	*-*	*1,746*	*1,682*	*-*	*1,682*
Other intangible assets	*334*	*1*	*335*	*230*	*1*	*231*
Gross value	**2,842**	**63**	**2,905**	**2,523**	**53**	**2,576**
Accumulated depreciation	*(887)*	*(41)*	*(928)*	*(714)*	*(35)*	*(749)*
Total intangibles, other than goodwill, net	**1,955**	**22**	**1,977**	**1,809**	**18**	**1,827**

Capitalized research and development costs are those financed by subsidies which are recorded as liabilities for equivalent amounts. Research and development costs for the High Technologies segment written off in 2001 amounted to € 310 million (2000 - € 203 million, restated).

Publication rights and editorial assets, representing a total net value of € 1,640 million at December 31, 2001 (2000 - € 1,580 million), mainly derive from the allocation of part of the excess cost of investments over the net assets of the subsidiaries listed below:

	Dec. 31, 2001	Dec. 31, 2000
Hachette Filipacchi Magazines Inc.	*1,016*	*960*
Rusconi group	*204*	*204*
Hachette Fujin Gaho	*71*	*77*
Nice Matin	*76*	*76*
Hachette Livre Edition (Hatier group)	*50*	*50*
Hachette Filipacchi Médias	*32*	*32*
Quillet group	*29*	*29*
Salvat group	*27*	*27*
Hachette Filipacchi SA (Spain)	*22*	*24*
Elle UK	*23*	*22*

• Goodwill

	Dec. 31, 2001	Dec. 31, 2000
Gross value	*2,306*	*1,506*
Accumulated amortization	*(337)*	*(244)*
Goodwill, net	**1,969**	**1,262**

Goodwill relates to the following subsidiaries:

	Net book value		Amortization charge	
	Dec. 31, 2001	Dec. 31, 2000	2001	2000
Lagardère (1)	*47*	*53*	*6*	*6*
Hachette Filipacchi Médias	*669*	*706*	*37*	*20*
Lagardere Active Broadcast group	*165*	*167*	*12*	*7*
Virgin SA	*79*	-	*2*	-
Octopus group (2)	*56*	-	-	-
Hatier group	*40*	*43*	*3*	*3*
Orion group (2)	*25*	*32*	*2*	*2*
Nice Matin	*23*	*25*	*2*	*2*
Lapker group	*19*	*19*	*1*	*1*
Agence Générale d'Images (Gamma group)	*15*	*18*	*4*	*2*
Extrapole	*13*	*13*	*1*	*1*
DFA	*11*	*12*	*1*	-
SGEL (Coedis)	*9*	*9*	-	-
D3	*4*	*5*	-	-
Banque Arjil group	-	-	-	*4*
Other	*27*	*21*	*4*	*3*
Total excluding High Technologies	**1,202**	**1,123**	**75**	**52**
High Technologies (3)	**767**	**139**	**46**	**8**
Total goodwill, net of amortization	**1,969**	**1,262**	**121**	**60**

(1) Goodwill arising from the acquisition of Matra Hachette shares prior to the merger with Lagardère.

(2) After transfer of € 8 million from Orion group to Octopus group.

(3) Increase arising primarily from contributions by BAe Systems to Airbus.

17. Borrowings

Maturities at December 31, 2001 were:

	Less than one year	From one to 5 years	Over 5 years	Total
Perpetual subordinated notes, 1992	-	-	*287*	*287*
Participating borrowings	*2*	*4*	-	*6*
Bonds	*20*	*250*	*423*	*693*
Bank borrowings	*84*	*690*	*184*	*958*
Leasing contracts	*36*	*111*	*231*	*378*
Other	*266*	*67*	*193*	*526*
Short-term borrowings	*224*	-	-	*224*
Total borrowings at December 31, 2001	**632**	**1,122**	**1,318**	**3,072**
Total borrowings at December 31, 2000	1,423	519	857	2,799

Excluding borrowings of the High Technologies segment, maturities were:

	Less than one year	From one to 5 years	Over 5 years	Total
Perpetual subordinated notes, 1992	-	-	287	287
Participating borrowings	2	4	-	6
Bonds	-	240	423	663
Bank borrowings	61	656	8	725
Leasing contracts	19	46	67	132
Other	41	3	9	53
Short-term borrowings	224	-	-	224
Total borrowings at December 31, 2001	**347**	**949**	**794**	**2,090**
Total borrowings at December 31, 2000	1,164	374	386	1,924

These borrowings were due in the following currencies at December 31, 2001:

	Rate of exchange	Currencies borrowed (millions)	€ equivalents (millions)
Euro zone	1.0000	2,348	2,348
US dollars	1,13	527	598
Yen	0.00867	4,035	35
Swiss francs	0.67	3	2
Pounds sterling	1.64	37	60
Other	-	-	29
Total	**-**	**-**	**3,072**

Excluding EADS' indebtedness, all of the above borrowings bear interest at variable rates.

Perpetual subordinated notes issued in 1992

Matra Hachette SA issued a loan in this form in December 1992 for € 287 million.
The interest on this loan is at 6 months' Pibor plus 1.45%, payable half-yearly in arrears.
This loan differs from the 1988 perpetual subordinated loan (see note 21 below) for the following reasons:

- An agreement was made to transfer this debt to a finance company, at par, at the end of year 15 from issue, with interest subsequent to that date being waived.
- The possibility of deferring payment of interest is exercisable if:
  - dividends are not paid to stockholders; and if
  - consolidated results show a loss higher than a quarter of net equity plus perpetual subordinated debt.

For these reasons, this loan has not been classified as part of Other permanent funds. Interest expense thereon is not shown under Preferred remuneration but is included under Interest expense.
Premiums paid are included under Other investments and non-current assets, as are the premiums paid for perpetual subordinated notes issued in 1988.

18. Foreign exchange and interest rate risks

18.1. Exchange rate risks

The Group's exposure to foreign exchange rate risks arises from the conduct of its business in foreign countries or from commercial and investment transactions carried out in foreign currencies. It is the Group's policy to reduce this exposure by entering into foreign currency hedging instruments.

Whenever possible, foreign operations are financed through borrowings denominated in the subsidiary's local currency. In addition, major foreign subsidiaries, principally in the US, may use derivative financial instruments in order to reduce future earnings volatility and guarantee the exchange rate at which their net income will be translated at year-end for inclusion in the consolidated financial statements.

For commercial transactions, principally made by EADS, net cash flows resulting from purchases and sales in foreign currencies are hedged through the use of foreign currency forward and option contracts.

For financial transactions, the only major risk of currency fluctuations relates to the servicing in US dollars of the perpetual subordinated notes issued in 1988, and of a USD 500 million bond borrowing issued in 2001. This exchange risk is covered by forward purchases of US dollars.

18.2. Interest rate risks

The Group's net cash surplus (cash in hand plus marketable securities, excluding shares) earns interest generally at short-term interest rates prevailing on the market. The significant amount of such surplus provides an effective cover against interest rate fluctuations on variable-rate borrowings.

Long-term borrowings include:

- Borrowings and other loans maintained at original fixed rates (bond borrowings and certain real estate leasing commitments), and borrowings at variable rates covered by fixed-rate contracts over long periods.
- Other long-term borrowings, maintained at variable rates, or partly covered by fixed-rate contracts or covered by contracts over short periods.

Short-term borrowings are spread over many companies and countries. Use of such borrowings fluctuates, and they are therefore maintained at variable rates.

The risk concerning variable interest payable on perpetual subordinated notes issued in 1988 (classified as permanent funds in the consolidated balance sheet) is hedged 100% by fixed-rate contracts.

The Group does not make use of derivatives other than to hedge interest rate risks on financial assets or liabilities.

19. Reserves for risks and charges

	December 31, 2001			December 31, 2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
Loss at completion and market risks	*52*	*138*	*190*	*50*	*79*	*129*
Restructuring costs	*110*	*42*	*152*	*155*	*27*	*182*
Litigation	*159*	*71*	*230*	*176*	*25*	*201*
Warranties	*52*	*29*	*81*	*48*	*40*	*88*
Deferred tax liabilities	*390*	*55*	*445*	*283*	*92*	*375*
Retirement and similar benefits	*84*	*478*	*562*	*89*	*452*	*541*
Other	*334*	*376*	*710*	*627*	*347*	*974*
Total reserves for risks and charges	**1,181**	**1,189**	**2,370**	**1,428**	**1,062**	**2,490**

The reserve for litigation covers the Group share of risks identified at year-end.

Warranty risk reserves include specific provisions for guarantees and returns, as well as statistical estimates appropriate to each sector of activity.

Other reserves cover risks on financial commitments, re-purchases of stock options and subsidiary company risks. The reduction in total reserves, excluding High Technologies, at December 31, 2001 results primarily from the use in 2001 of the € 175 million reserve set up in respect of the stock market price guarantee of Aerospatiale Matra's stock relative to the CAC 40 index. This guarantee had been granted to the French State when Aerospatiale Matra was formed and was subsequently passed on to EADS' stock. This amount was paid in July 2001.

20. Reserve for retirement and similar benefits

Total commitments for retirement and similar benefits, calculated as described in item 12 under Accounting principles and valuation methods, as compared to amounts provided for in the balance sheet were as follows:

	Dec. 31, 2001	Dec. 31, 2000
Reserves for retirement and similar benefits included in the balance sheet (*)	*562*	*541*
Incremental cost (gain) arising from the recalculation of actuarial present values of accumulated benefits	*20*	*(24)*
Total commitments	**582**	**517**
(*) Of which: High Technologies		
– Balance sheet reserve	*478*	*452*

Total charges recorded in the income statement amounted to € 46 million in 2001 and € 28 million in 2000.

Assumptions used by French companies for the determination of their commitments were as follows:

	Dec. 31, 2001	Dec. 31, 2000
Rate of return	*5%*	*5.5%*
Projected wage increases	*3%*	*3%*

21. Perpetual subordinated notes

These relate to perpetual subordinated notes issued by Matra SA and Hachette SA in 1988 for USD 250 million and USD 200 million respectively, recorded in the balance sheet at historical rates, for € 231 million and € 185 million. The notes are issued for an unlimited period, the interest rate being 6 months' Libor plus 1.10%. Interest is deferred if no dividend is paid to stockholders.

Following an agreement with a finance company, premiums of USD 65 million and USD 52 million were paid in exchange for the transfer of the servicing of the debt to the finance company, from year sixteen until the liquidation of the company.

These premiums are classified under Other investments and non-current assets. Interest income, calculated actuarially, is added each year to these premiums.

Given their perpetual nature, the notes and corresponding premiums are translated into euros at historical rates.

(a) Options exercised (€ 15 million), shares subscribed under the Group Savings Plan (€ 18 million), and shares issued on the occasion of the public share exchange offer for Hachette Filippachi Médias (€ 989 million).

(b) Deferred tax liabilities relating to US publication rights (€-151 million); adjustment arising from first consolidation of EADS (€-101 million); capital gains (net of tax) on sale of treasury stock (€ +49 million); and elimination of goodwill on the acquisition of Grolier Inc. (sold in 2000) charged to stockholders' equity upon acquisition in 1988 (€ +63 million, net of amortization).

(c) Options exercised (€ 8 million) and shares subscribed under the Group Savings Plan (€ 21 million).

22. Stockholders' equity

	Common stock	Additional paid-in capital and retained earnings	Translation adjustment	Treasury stock	Total
Equity at January 1, 2000	**748**	**1,501**	**108**	**(35)**	**2,322**
Dividends paid		*(97)*			*(97)*
Capital increase (a)	*91*	*931*			*1,022*
Translation adjustment			*23*		*23*
Other changes (b)		*(140)*			*(140)*
2000 net income		*581*			*581*
Equity at December 31, 2000	**839**	**2,776**	**131**	**(35)**	**3,711**
Dividends paid		*(112)*			*(112)*
Capital increase (c)	*7*	*22*			*29*
Translation adjustment			*27*		*27*
Changes in treasury stock				*(159)*	*(159)*
2001 net income		*616*			*616*
Equity at December 31, 2001	**846**	**3,302**	**158**	**(194)**	**4,112**

23. Information by business segment

Net sales	2001	2000 Restated	2000 Published
Book Publishing	*846*	*830*	*830*
Print Media	*2,336*	*2,439*	*2,439*
Distribution Services	*3,853*	*3,294*	*3,294*
Lagardere Active	*633*	*640*	*640*
Lagardère Media	**7,668**	**7,203**	**7,203**
High Technologies	*4,486*	*3,489*	*3,806*
Automobile	*1,141*	*1,183*	*1,183*
Total	**13,295**	**11,875**	**12,192**

Operating income	2001	2000 Restated	2000 Published
Book Publishing	*65*	*58*	*58*
Print Media	*203*	*213*	*213*
Distribution Services	*81*	*61*	*61*
Lagardere Active	*4*	*(9)*	*(9)*
Lagardère Media	**353**	**323**	**323**
High Technologies	*104*	*68*	*166*
Automobile	*66*	*71*	*71*
Other Activities	*(9)*	*12*	*12*
Total	**514**	**474**	**572**

Fixed and other non-current assets	Dec. 31, 2001	Dec. 31, 2000
Book Publishing	*293*	*236*
Print Media	*2,757*	*2,669*
Distribution Services	*526*	*325*
Lagardere Active	*1,534*	*1,474*
Lagardère Media	**5,110**	**4,704**
High Technologies	*2,756*	*1,823*
Automobile	*238*	*271*
Other Activities	*757*	*801*
Total	**8,861**	**7,599**

24. Information by geographic area

Net sales	2001			2000		
	Excl. High Technologies	High Technologies	Total Group	Excl. High Technologies	High Technologies	Total Group
France	*3,927*	*513*	*4,440*	*3,422*	*743*	*4,165*
European Union	*2,391*	*1,428*	*3,819*	*2,425*	*1,349*	*3,774*
Other European countries	*690*	*74*	*764*	*610*	*117*	*727*
USA and Canada	*1,535*	*1,514*	*3,049*	*1,638*	*846*	*2,484*
Middle-East	*5*	*204*	*209*	*3*	*285*	*288*
Asia-Oceania	*215*	*458*	*673*	*235*	*181*	*416*
Other countries (Africa, South America)	*46*	*295*	*341*	*53*	*285*	*338*
Net sales	**8,809**	**4,486**	**13,295**	**8,386**	**3,806**	**12,192**

Fixed and other non-current assets	Dec. 31, 2001	Dec. 31, 2000
France	*4,241*	*3,990*
European Union	*568*	*534*
Other European countries	*130*	*125*
USA and Canada	*1,072*	*1,034*
Middle-East	-	-
Asia-Oceania	*92*	*89*
Other countries (Africa, South America)	*2*	*4*
Total excluding High Technologies	**6,105**	**5,776**
High Technologies	**2,756**	**1,823**
Total	**8,861**	**7,599**

25. Commitments and contingent liabilities

Lagardère and its subsidiaries, excluding EADS

Principal commitments at Dec. 31, 2001:

- **Guarantees under contracts**
  - Guarantees to reimburse advances, and performance guarantees (*) 89
- **Financial guarantees**
  - Guarantees on behalf of non-consolidated subsidiaries 17
  - Other 228
- **Unused lines of credit** 35

Counter-guarantees were obtained at December 31, 2001 as follows:
(*) Guarantees under contracts 27

Financial instruments used to hedge positions on currency and interest rates, excluding perpetual subordinated notes issued in 1988 and 1992:

	Dec. 31, 2001
– Forward purchases of currencies	9
– Currency swaps	567
– Other exchange rate contracts (notional amounts):	
- Interest rate swaps	759
- FRAs	21
- Caps and floors	71

Financial hedges relating to perpetual subordinated notes issued in 1988 and 1992 were as follows:

	Dec. 31, 2001
– Forward purchases of currencies, for interest payable on 1988 notes	104
– Exchange rate contracts, for notional amount at discounted value of 1988 notes	427
– Interest rate swaps, for notional amount of perpetual subordinated notes:	
- 1988 notes	1,419
- 1992 notes	388

EADS

At December 31, 2001, as a result of its investments in Airbus and ATR, EADS had joint commitments for financial guarantees granted by these subsidiaries, primarily for the financing of aircraft on order (options or firm orders) but not yet delivered. EADS also had joint commitments for credit guarantees and for participation in aircraft sales financing. All such commitments are generally guaranteed by a lien on the aircraft thus financed. The subsidiaries and EADS estimate that the market value of the aircraft pledged is significantly higher than potential losses guaranteed. Based on past experience, the Group does not expect any material losses to arise in connection with these commitments.

Other commitments of EADS consist of guarantees of indebtedness, contractual guarantees and commitments as to contractual performances. The net amount of these guarantees, calculated on the basis of Lagardère's interest in EADS, was € 37 million at December 31, 2001 (€ 45 million at December 31, 2000). In addition, EADS has granted performance guarantees to several European governments in connection with orders received.

Future lease payments due under aircraft lease agreements (net of lease payments receivable), calculated on the basis of Lagardère's interest in EADS, was € 738 million at December 31, 2001

26. Employees

	2001	2000
Book Publishing	*3,174*	*3,399*
Print Media	*7,588*	*8,584*
Distribution Services	*13,934*	*12,918*
Lagardere Active	*2,231*	*1,983*
Automobile	*2,995*	*3,329*
High Technologies	*15,358*	*13,459*
Other Activities	*253*	*230*
Total employees	**45,533**	**43,902**

In the above table, employees of companies proportionally consolidated are included at the percentage interest held by Lagardère.

27. Contribution of the High Technologies segment to Lagardère's consolidated financial statements

In the tables presented in below, the "High Technologies" column shows this segment's contributions to consolidated financial statements, based on the following percentages:

- for balance sheet items: 15.10% of EADS accounts at December 31, 2001;
- for the statement of income and statement of cash flows: 15.14% of EADS' accounts for 2001.

Consolidated statement of income for the year ended December 31, 2001

(in millions of euros)		Lagardère Group excl. High Technologies	High Technologies	Total Lagardère Group
Operating revenues				
Net sales	*(notes 1, 23 and 24)*	*8,809.5*	*4,486.1*	*13,295.6*
Other operating revenues		*476.4*	*132.5*	*608.9*
Total operating revenues		**9,285.9**	**4,618.6**	**13,904.5**
Operating expenses				
Purchases and changes in inventories		*(4,482.0)*	*(3,014.4)*	*(7,496.4)*
Payroll costs		*(1,559.0)*	*(1,065.5)*	*(2,624.5)*
Depreciation, amortization and provisions		*(276.8)*	*(380.0)*	*(656.8)*
Other operating expenses		*(2,558.4)*	*(54.5)*	*(2,612.9)*
Total operating expenses		**(8,876.2)**	**(4,514.4)**	**(13,390.6)**
Operating income	*(note 23)*	**409.7**	**104.2**	**513.9**
Interest expense, net	*(note 2)*	*(3.9)*	*(11.0)*	*(14.9)*
Non-operating income (expenses), net	*(note 3)*	*(109.3)*	*462.3*	*353.0*
Preferred remuneration	*(note 4)*	*(13.7)*	-	*(13.7)*
Amortization of goodwill	*(note 16)*	*(74.9)*	*(45.7)*	*(120.6)*
Income taxes	*(note 5)*	*(101.8)*	*(65.9)*	*(167.7)*
Net income from companies accounted for by the equity method	*(note 13)*	*58.3*	*18.8*	*77.1*
Net income before minority interests		**164.4**	**462.7**	**627.1**
Minority interests	*(note 6)*	*(18.5)*	*7.5*	*(11.0)*
Net income		**145.9**	**470.2**	**616.1**

Consolidated balance sheet at December 31, 2001

Assets

(in millions of euros)		Lagardère Group excl. High Technologies	High Technologies	Total Lagardère Group
Current assets				
Cash and cash equivalents	(note 7)	637.0	406.6	1,043.6
Marketable securities	(note 8)	1,153.0	806.8	1,959.8
Trade receivables, net	(note 9)	1,112.1	956.3	2,068.4
Inventories, net	(note 11)	551.4	1,570.8	2,122.2
Other receivables, prepayments and deferred charges	(note 12)	885.6	1,072.0	1,957.6
Total current assets		**4,339.1**	**4,812.5**	**9,151.6**
Investments accounted for by the equity method	(note 13)	1,396.2	122.7	1,518.9
Other investments and non-current assets	(note 14)	823.2	492.9	1,316.1
Property, plant and equipment, net	(note 15)	727.6	1,351.9	2,079.5
Intangible assets, net	(note 16)	3,158.0	788.7	3,946.7
Fixed and other non-current assets		**6,105.0**	**2,756.2**	**8,861.2**
Total assets		**10,444.1**	**7,568.7**	**18,012.8**

Liabilities and stockholders' equity

(in millions of euros)		Lagardère Group excl. High Technologies	High Technologies	Total Lagardère Group
Liabilities				
Trade payables		1,784.9	1,533.2	3,318.1
Advances on contracts and deferred income		44.4	2,155.3	2,199.7
Borrowings	(note 17)	2,089.6	981.9	3,071.5
Other payables and provisions		1,486.2	824.0	2,310.2
Reserves for risks and charges	(note 19)	1,180.5	1,189.0	2,369.5
Total liabilities		**6,585.6**	**6,683.4**	**13,269.0**
Permanent funds				
Perpetual subordinated notes	(note 21)	415.8	-	415.8
Minority interests	(note 6)	160.6	55.4	216.0
Total permanent funds		**576.4**	**55.4**	**631.8**
Stockholders' equity	(note 22)			
Common stock		845.9	-	845.9
Additional paid-in capital and retained earnings		2,436.2	829.9	3,266.1
Total stockholders' equity		**3,282.1**	**829.9**	**4,112.0**
Total permanent funds and stockholders' equity		**3,858.5**	**885.3**	**4,743.8**
Total liabilities and stockholders' equity		**10,444.12**	**7,568.7**	**18,012.8**

Commitments and contingent liabilities - see note 25.

Consolidated statements of cash flows for the year ended December 31, 2001

(in millions of euros)	**Lagardère Group excl. High Technologies**	**High Technologies**	**Total Lagardère Group**
Net income	**145.9**	**470.2**	**616.1**
Adjustments to reconcile net income to net cash flows from operating activities :			
Minority interests in net income	*18.5*	*(7.5)*	*11.0*
Depreciation, amortization and provisions	*277.4*	*427.3*	*704.7*
Gains on disposal of fixed assets and investments, net of tax	*(186.9)*	*(525.6)*	*(712.5)*
Share of results of companies accounted for by the equity method	*(58.3)*	*(18.8)*	*(77.1)*
Dividends received from companies accounted for by the equity method	*3.6*	*4.2*	*7.8*
Net change in deferred taxes (1)	*24.8*	*(3.2)*	*21.6*
Net change in working capital requirements	*69.8*	*65.0*	*134.8*
Net cash flows from operations	**294.8**	**411.6**	**706.4**
Acquisitions of fixed assets	*(295.9)*	*(331.6)*	*(627.5)*
Long-term financial investments (1)	*(464.2)*	*(169.4)*	*(633.6)*
Proceeds from sales of fixed assets and investments, net of tax	*101.8*	*192.8*	*294.6*
Decrease in other non-current assets	*48.6*	*20.9*	*69.5*
Decrease (increase) in marketable securities	*305.9*	*(58.9)*	*247.0*
Net cash flows from investments	**(303.8)**	**(346.2)**	**(650.0)**
Net cash flows from operations and investments	**(9.0)**	**65.4**	**56.4**
Increase (decrease) in borrowings	*177.4*	*(70.2)*	*107.2*
Issue of common stock in parent company	*29.2*	-	*29.2*
Adjustment of minority interests from capital reorganization	*1.7*	*33.6*	*35.3*
Acquisition of treasury stock	*(166.8)*	-	*(166.8)*
Dividends paid to stockholders (2)	*(51.1)*	*(61.2)*	*(112.3)*
Dividends paid to minority interests	*(10.2)*	-	*(10.2)*
Net cash flows from financing activities	**(19.8)**	**(97.8)**	**(117.6)**
Effect on cash of exchange rate fluctuations	*13.6*	*2.2*	*15.8*
Effect on cash of other movements	*41.4*	*(36.5)*	*4.9*
Net increase (decrease) in cash	**26.2**	**(66.7)**	**(40.5)**
Net cash, beginning of year	**861.0**	**1,196.7**	**2,057.7**
Net cash, end of year	**887.2**	**1,130.0**	**2,017.2**

(1) Including write-back of the provision for taxes on Club-Internet capital gain.
(2) Including the portion of net income paid to the general partners.



Fully consolidated companies *at December 31, 2001*

Book Publishing

Company	Head Office	Registration number	% holding	% control
HACHETTE LIVRE	43, Quai de Grenelle - 75905 PARIS CEDEX 15, France	602 060 147	100.00	100.00
HATIER DEVELOPPEMENT	1, Avenue Gutemberg - 78316 MAUREPAS CEDEX, France	302 655 089	100.00	100.00
BIBLIO PARTICIPATIONS	43, Quai de Grenelle - 75905 PARIS CEDEX 15, France	377 627 583	100.00	100.00
CALMANN LEVY	3, Rue Auber 75009 PARIS, France	572 082 279	69.57	69.57
DIFFULIVRE	SAINT SULPICE, Switzerland		100.00	100.00
DILIBEL (formerly NOUVELLES EDITIONS MARABOUT)	ALLEUR, Belgium		100.00	100.00
EDDL	5, Rue du Pont de Lodi - 75006 PARIS, France	403 202 252	100.00	100.00
EDITION N°1	43, Quai de Grenelle - 75905 PARIS CEDEX 15, France	312 285 745	100.00	100.00
EDITIONS CLASSIQUES D'EXPRESSION FRANCAISE (EDICEF)	58, Rue Jean Bleuzen - 92170 VANVES, France	702 011 297	100.00	100.00
EDITIONS GRASSET ET FASQUELLE	61, Rue des Saints Pères - 75006 PARIS, France	562 023 705	85.07	84.78
EDITIONS JEAN-CLAUDE LATTES	17, Rue Jacob - 75006 PARIS, France	682 028 659	100.00	100.00
EDITIONS STOCK	27, Rue Cassette - 75006 PARIS, France	612 035 659	100.00	100.00
FERNAND HAZAN EDITEUR	64 Quai Marcel Cachin - 94290 VILLENEUVE LE ROI, France	562 030 221	99.94	100.00
H.L. 93	43, Quai de Grenelle - 75905 PARIS CEDEX 15, France	390 674 133	100.00	100.00
H.L. 99	LONDON, United Kingdom		100.00	100.00
H.L. FINANCES	58, Rue Jean Bleuzen - 92170 VANVES, France	384 562 070	99.90	100.00
HACHETTE COLLECTIONS	43, Quai de Grenelle - 75905 PARIS CEDEX 15, France	395 291 644	100.00	100.00
HACHETTE FASCICOLI	MILAN, Italy		100.00	100.00
HACHETTE PARTWORKS Ltd	LONDON, United Kingdom		100.00	100.00
LE LIVRE DE PARIS	58, Rue Jean Bleuzen - 92170 VANVES, France	542 042 114	100.00	100.00
LIBRAIRIE ARTHEME FAYARD	75, Rue des Saints Pères - 75006 PARIS, France	562 136 895	99.89	99.03
LIBRAIRIE GENERALE FRANCAISE (L.G.F.)	43, Quai de Grenelle - 75905 PARIS CEDEX 15, France	542 086 749	79.99	80.00
OCTOPUS	LONDON, United Kingdom	542 086 749	100.00	100.00
SYLEMMA ANDRIEU	Place du Moulin-Wette - 60120 BONNEUIL-LES-EAUX, France	711 720 458	100.00	100.00
WATTS PUBLISHING GROUP Ltd	LONDON, United Kingdom		100.00	100.00

Hatier Group

Company	Head Office	Registration number	% holding	% control
CENTRE DE TRAITEMENT DES RETOURS	137, Route de Corbeil - Lieudit Balizy - 91160 LONGJUMEAU, France	381 737 519	100.00	100.00
EDELSA	MADRID, Spain		100.00	100.00
EDITORA HATIER Ltda	SAO PAULO, Brazil		100.00	100.00
GRAPHISMES	63, Boulevard Raspail - 75006 PARIS, France	652 002 981	100.00	100.00
GROUPE HATIER INTERNATIONAL	31, Rue de Fleurus - 75006 PARIS, France	572 079 093	100.00	100.00
HATIER LITTERATURE GENERALE	8, Rue d'Assas - 75006 PARIS, France	383 990 181	100.00	100.00
LES EDITIONS DIDIER	13, Rue de l'Odéon - 75006 PARIS, France	313 042 541	100.00	100.00
LES EDITIONS FOUCHER	31, Rue de Fleurus - 75006 PARIS, France	352 559 066	100.00	100.00
LES EDITIONS HATIER	8, Rue d'Assas - 75006 PARIS, France	352 585 624	100.00	100.00
LIBRAIRIE PAPETERIE NATIONALE	CASABLANCA, Morocco		99.99	100.00
RAGEOT EDITEUR	6, Rue d'Assas - 75006 PARIS, France	572 022 978	100.00	100.00
S.C.I. ASSAS RASPAIL	8, Rue d'Assas - 75006 PARIS, France	315 844 431	100.00	100.00
S.C.I. BANNIER SARAN	8, Rue d'Assas - 75006 PARIS, France	319 556 510	100.00	100.00
S.C.I. DU 63 BOULEVARD RASPAIL	63, Boulevard Raspail - 75006 PARIS, France	315 830 034	100.00	100.00
S.C.I. DU 8/8bis RUE D'ASSAS	8, Rue d'Assas - 75006 PARIS, France	315 844 423	100.00	100.00

Company	Head Office	Registration number	% holding	% control
Salvat Group				
SALVAT EDITORES S.A	*BARCELONA, Spain*		*100.00*	*100.00*
HACHETTE LATINOAMERICA	*MEXICO CITY, Mexico*		*100.00*	*100.00*
PAGSA	*BARCELONA, Spain*		*100.00*	*100.00*
SALVAT EDITORES ARGENTINA S.A.	*BUENOS AIRES, Argentina*		*99.99*	*99.99*
SALVAT EDITORES PORTUGAL	*LISBON, Portugal*		*100.00*	*100.00*
SALVAT S.A. DE DISTRIBUCION	*BARCELONA, Spain*		*100.00*	*100.00*
Orion Group				
ORION PUBLISHING GROUP Ltd	*LONDON, United Kingdom*		*77.76*	*71.54*
CASSELL Ltd	*LONDON, United Kingdom*		*77.76*	*100.00*
LITTLE HAMPTON BOOK SERVICE Ltd	*LONDON, United Kingdom*		*77.76*	*100.00*



Print Media

Company	Head Office	Registration number	% holding	% control
HACHETTE FILIPACCHI MEDIAS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	642 015 440	100.00	100.00
HACHETTE FILIPACCHI PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	582 101 424	99.97	99.97
AGENCE GENERALE D'IMAGE	104, Boulevard Arago - 75014 PARIS, France	379 412 000	99.85	100.00
ALTA TECHNOLOGIA EDITORIALE	MILAN, Italy		100.00	100.00
BONNIER HACHETTE PUBLICATIONS	20, Rue de Billancourt - 92100 BOULOGNE-BILLANCOURT, France	432 087 724	49.98	50.00
COLOMBIER 58	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	351 183 611	99.94	99.98
COMUNICACION Y PUBLICACIONES	BARCELONA, Spain		73.37	74.00
COMPAGNIE IMMOBILIERE EUROPA	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	407 662 329	99.98	100.00
COMPAGNIE INTERNATIONALE DE PRESSE ET DE PUBLICITE (C.I.P.P.)	MONTE-CARLO, Monaco		50.96	50.98
CORSE PRESSE	214, Route de Grenoble - 06200 NICE, France	423 375 922	88.58	99.99
ELLE HONG KONG	HONG KONG, China		99.97	100.00
EUROSUD PUBLICITE	248, Avenue Roger Salengro - 13015 MARSEILLE, France	071 800 098	86.92	99.89
EXCELSIOR FILIPACCHI	1, Rue du Colonel Pierre Avia - 75015 PARIS, France	393 471 461	50.93	51.00
EXPLORER	104, Boulevard Arago - 75014 PARIS, France	722 056 991	99.85	100.00
EXPLOITATION COMMERCIALE D'EDITIONS DE PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	300 938 826	99.97	100.00
F.E.P. U.K. Limited	LONDON, United Kingdom		99.97	100.00
FILM OFFICE EDITIONS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	572 028 959	99.97	100.00
FINANCIERE COMBOUL	47, Rue Sadi Carnot - 92000 NANTERRE, France	423 101 971	99.96	100.00
FRANK SPOONER PICTURES	LONDON, United Kingdom		99.85	100.00
GAMMA PRESSE IMAGE	70, Rue Jean Bleuzen - 92170 VANVES, France	672 002 987	99.85	100.00
GAMMA IMAGES	70, Rue Jean Bleuzen - 92170 VANVES, France	339 163 388	99.85	100.00
GAMMA US			99.85	100.00
HACHETTE ANNONS AB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE DIGITAL PRESSE	10, Rue Thierry Le Luron - 92592 LEVALLOIS-PERRET CEDEX, France	391 341 526	99.97	100.00
HACHETTE FILIPACCHI S.A.	MADRID, Spain		99.11	99.14
HACHETTE FILIPACCHI 2000 SPOL	PRAGUE, Czech Republic		50.98	51.00
HACHETTE FILIPACCHI ASSOCIES	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	324 286 319	99.97	100.00
HACHETTE FILIPACCHI AUSTRALIA	SYDNEY, Australia		99.97	100.00
HACHETTE FILIPACCHI GLOBAL ADVERTISING	23, Rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	350 277 059	99.72	100.00
HACHETTE FILIPACCHI HOLDINGS	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI HONG KONG Ltd	HONG KONG, China		99.97	100.00
HACHETTE FILIPACCHI INTERDECO	23, Rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	321 376 600	99.97	100.00
HACHETTE FILIPACCHI INVESTISSEMENTS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	339 257 172	99.98	99.99
HACHETTE FILIPACCHI MAGAZINES Inc	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI NORGE AS	OSLO, Norway		99.97	100.00
HACHETTE FILIPACCHI POLSKA	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PRESSE FINANCES	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	410 208 136	99.97	100.00
HACHETTE FILIPACCHI PRESSE POLSKA HOLDINGS	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PRESS ZAO	MOSCOW, Russia		50.99	51.00
HACHETTE FILIPACCHI PUBLICACOES LDA	LISBON, Portugal		99.11	100.00
HACHETTE FILIPACCHI SOUTH AFRICA	JOHANNESBURG, South Africa		99.97	100.00
HACHETTE FILIPACCHI SVERIGE AB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE FILIPACCHI TAIWAN	TAIPEI, Taiwan		99.97	100.00
HACHETTE FUJIN GAHO	TOKYO, Japan		99.97	100.00
HACHETTE INTERDECO S.A.	MADRID, Spain		99.32	100.00
HACHETTE MAGAZINE VDB	AMSTERDAM, Netherlands		50.98	51.00
HACHETTE SVERIGE HB	STOCKHOLM, Sweden		99.97	100.00

Company	Head Office	Registration number	% holding	% control
HACHETTE TIMES MEDIA	JOHANNESBURG, South Africa		50.98	51.00
HAFIMAGE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	431 716 413	99.85	99.88
HOA QUI	30, Rue des Favorites - 75001 PARIS, France	582 053 393	99.85	100.00
IMEDIA PRESSE	14, Avenue Pierre Mendès France - 67300 SCHILTIGHEIM, France	339 301 467	99.91	99.94
INTERDECO	23, Rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	345 404 040	99.97	100.00
INTERMAG	23, Rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	382 841 930	99.97	100.00
INTERNATIONAL MEDIA HOLDING BV	AMSTERDAM, Netherlands		99.97	100.00
INTERNATIONAL PUBLICATIONS HOLDING	AMSTERDAM, Netherlands		99.97	100.00
KATZ	River Tower, 420 East Street - 54e Street - Appartment 3G - NEW YORK, USA		99.95	100.00
KEYSTONE	21, Rue du Renard - 75004 PARIS, France	692 021 371	99.80	100.00
LA PROVENCE	248, Avenue Roger Salengro - 13015 MARSEILLE, France	056 806 813	99.78	99.82
LA REPUBLIQUE	11, Rue Mirabeau - 83000 TOULON, France	549 500 635	74.06	99.68
MEDIA SUD	248, Avenue Roger Salengro - 13015 MARSEILLE, France	303 971 774	96.51	96.72
MONTREUX PUBLICATIONS	MONTREUX, Switzerland		50.09	50.10
MPA	70, Rue Jean Bleuzen - 92170 VANVES, France	382 799 245	99.85	100.00
MPA CORPORATE	70, Rue Jean Bleuzen - 92170 VANVES, France	428 781 520	99.85	100.00
NICE MATIN	214, Route de Grenoble - 06290 NICE CEDEX 3, France	955 801 204	77.39	99.00
PRESSINTER	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	407 679 026	99.97	99.78
PUBLICACIONES HACHETTE FILIPACCHI	MADRID, Spain		99.97	100.00
PUBLICATIONS FRANCE MONDE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	562 113 787	99.94	99.96
PUBLICATIONS GROUPE LOISIRS (P.G.L.)	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	338 195 720	99.97	100.00
QUILLET S.A.	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	542 043 971	99.96	99.73
RAPHO	8, Rue d'Alger - 75001 PARIS, France	562 032 490	99.95	100.00
REGISCOPE	133, Avenue des Champs Elysées - 75008 PARIS, France	662 025 451	51.00	51.00
RUSCONI EDITORE	MILAN, Italy		100.00	100.00
RUSCONI PUBBLICITA	MILAN, Italy		100.00	100.00
S.T.P.P.	10, Rue Thierry Le Luron - 92592 LEVALLOIS-PERRET CEDEX, France	732 053 491	99.97	100.00
SOCIETE DE CONCEPTION DE PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	399 732 932	79.97	80.00
S.C.P.E.	149-151, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	431 876 499	55.98	69.99
SOCIETE D'EXPLOITATION DES AGENCES DE PRESSE	7/9, Rue de la Bourse - 75002 PARIS, France	391 817 467	99.97	100.00
SOCIETE D'INFORMATION ET DE PUBLICATION	151, Rue Anatole France - 92598 LEVALLOIS-PERRET CEDEX, France	324 864 172	99.86	99.88
SOGIDE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	311 845 226	59.98	60.00
SONODIP	151, Rue Anatole France - 92598 LEVALLOIS-PERRET CEDEX, France	712 003 516	99.97	100.00
STILL PRESS AGENCY	70, Rue Jean Bleuzen - 92170 VANVES, France	321 253 379	99.85	100.00
TELEREVISTAS	MADRID, Spain		99.97	100.00
TOP	10, Rue des Pyramides - 75001 PARIS, France	323 505 503	99.95	100.00

Telephone Publishing Group

Company	Head Office	Registration number	% holding	% control
TELEPHONE PUBLISHING	MADRID, Spain		71.75	72.40
SISTEMAS TELEFONICOS AUXILIARES	MADRID, Spain		71.75	100.00
GABINETE ASTROLOGICO	MADRID, Spain		71.75	100.00
VALOR ANADIDO TELEFONICO	MADRID, Spain		71.75	100.00
TELEFONIA DE FUTURO	MADRID, Spain		71.75	100.00



Distribution Services

Company	Head Office	Registration number	% holding	% control
HACHETTE DISTRIBUTION SERVICES	2, Rue Lord Byron - 75008 PARIS, France	330 814 732	100.00	100.00
AELIA (formerly Navistar)	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	380 253 518	79.50	100.00
AEROBOUTIQUE ALTA 2F	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	418 054 680	79.50	100.00
AEROBOUTIQUE FRANCE	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	380 193 938	79.50	100.00
AEROBOUTIQUE INFLIGHT RETAIL	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	408 053 809	52.37	65.88
AEROBOUTIQUE PHOTO / VIDEO / SON	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	417 988 615	79.50	100.00
AMP	BRUSSELS, Belgium		92.42	92.42
AGH ORLY SNC	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	388 222 846	79.50	100.00
ALVADIS	BRUSSELS, Belgium		92.41	100.00
CHAUSSEM	BRUSSELS, Belgium		92.41	99.99
CURTIS CIRCULATION COMPANY	PENNSAUKEN, USA		90.00	90.00
DISTRIBRUGE	BRUGES, Belgium		92.42	100.00
DISTRIDIJLE	MALINES, Belgium		92.42	100.00
DISTRILIM	HASSELT, Belgium		92.42	100.00
DISTRINEWS	BRUSSELS, Belgium		92.42	100.00
DISTRISUD	LIEGE, Belgium		92.18	99.74
DISTRIVESDRE	VERVIERS, Belgium		78.56	85.00
DISTRIWEST NV	REKKEM, Belgium		78.56	85.00
DUTY FREE ASSOCIATES	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	423 402 312	79.50	100.00
DYNAPRESSE	CAROUGE, Switzerland		62.28	100.00
EURODIS	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	428 705 982	79.34	99.80
HACHETTE DISTRIBUTION & SERVICES	BRUSSELS, Belgium		92.42	100.00
HACHETTE DISTRIBUTION INC.	PENNSAUKEN, USA		100.00	100.00
H.D.S. AUSTRALIA PTY	SYDNEY, Australia		100.00	100.00
H.D.S. CANADA	MONTREAL, Canada		100.00	100.00
H.D.S. DEUTSCHLAND	HUERTH HERMUELHEIM, Germany		100.00	100.00
H.D.S. EINZELHANDEL	DIETZENBACH, Germany		100.00	100.00
H.D.S. POLSKA	WARZAW, Poland		100.00	100.00
H.D.S. RETAIL NORTH AMERICA (formerly Eastern Lobby Shop)	NEW YORK, USA		100.00	80.00
HUNGARO PRESSE	BUDAPEST, Hungary		50.00	50.00
INMEDIO	GDANSK, Poland		100.00	100.00
INTERNATIONALE PRESSE	DIETZENBACH, Germany		75.10	100.00
I.B.D.	OSTENDE, Belgium		92.42	100.00
MARLENE	NEW CALEDONIA	B 083 071	39.75	50.00
NAVILLE	CAROUGE, Switzerland		62.28	100.00
O.L.F.	FRIBOURG, Switzerland		62.28	100.00
PAYOT NAVILLE DISTRIBUTION	FRIBOURG, Switzerland		62.28	65.00
PAYOT S.A.	LAUSANNE, Switzerland		62.26	99.97
PETITE PLANETE	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	403 493 158	79.50	100.00
PRESS IMPORT			62.28	100.00
PRESS RELAY LOGAN	NEW YORK, USA		87.00	87.00
PRESS RELAY / RMD - DELTA	NEW YORK, USA		83.00	83.00
PRESS RELAY WASHINGTON NATIONAL	NEW YORK, USA		90.00	90.00
PRESS-SHOP ALG	BRUSSELS, Belgium		75.54	81.75

Company	Head Office	Registration number	% holding	% control
RELAIS H	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	542 095 336	100.00	100.00
SAARBACH	HUERTH HERMUELHEIM, Germany		75.10	75.10
SARESCHRI	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	418 459 566	39.75	50.00
SCSC	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	431 960 004	100.00	100.00
SIGMA	MADRID, Spain		50.00	100.00
SOCIEDAD GENERAL ESPANOLA DE LIBRERIA (SGEL)	MADRID, Spain		100.00	100.00
SPECIAL INTEREST	DIETZENBACH, Germany		75.10	100.00
TAHITI ALIZEE	TAHITI, Polynesia	B 57 47	35.77	45.00
VIRGIN MEGA	16, Boulevard du Général Leclerc - 92115 CLICHY Cedex, France		100.00	100.00
VIRGIN STORES	16, Boulevard du Général Leclerc - 92115 CLICHY Cedex, France	344 260 286	98.45	100.00
HACHETTE DISTRIBUTION SERVICES FRANCE	2, Rue Lord Byron - 75008 PARIS, France	389 540 378	100.00	100.00
EXTRAPOLE POLSKA	WARZAW, Poland		99.99	100.00
EXTRAPOLE SA (formerly Extarpole Ivry)	16, Boulevard du Général Leclerc - 92115 CLICHY Cedex, France	413 653 569	99.99	100.00
LE FURET DU NORD	37, Rue Jules Guesde - 59160 LOMME, France	459 500 864	85.89	85.89
Lapker Group				
LAPKER	BUDAPEST, Hungary		80.01	80.01
BAKONYHIR	BUDAPEST, Hungary		80.01	100.00
BUVIHIR	BUDAPEST, Hungary		80.01	100.00
DELHIR	BUDAPEST, Hungary		80.01	100.00
ESZAKHIR	BUDAPEST, Hungary		80.01	100.00
HIRKER	BUDAPEST, Hungary		80.01	100.00
KOROSHIR	BUDAPEST, Hungary		80.01	100.00
PANNONHIR	BUDAPEST, Hungary		80.01	100.00
PELSOHIR	BUDAPEST, Hungary		80.01	100.00
RABAHIR	BUDAPEST, Hungary		80.01	100.00
RONAHIR	BUDAPEST, Hungary		80.01	100.00





Lagardere Active

Company	Head Office	Registration number	% holding	% control
Lagardere Active Broadcast Group				
LAGARDERE ACTIVE BROADCAST (formerly Europe 1 Communication)	*57, ue Grimaldi - 98000 MONACO*	*775 751 779*	*99.17*	*99.32*
13 PRODUCTION	*6 A, Rue Crinas Prolongée - 13007 MARSEILLE, France*	*332 148 303*	*62.90*	*95.00*
AMAYA FILMS	*25, Rue François 1er - 75008 PARIS, France*	*350 562 237*	*66.20*	*100.00*
ATLANTIQUE DROITS AUDIOVISUELS	*28, Rue François 1er - 75008 PARIS, France*	*388 301 079*	*66.20*	*100.00*
ATLANTIQUE PRODUCTIONS	*25, Rue François 1er - 75008 PARIS, France*	*324 873 421*	*66.20*	*100.00*
BELVEDERE PRODUCTIONS	*25, Rue François 1er - 75008 PARIS, France*	*350 492 757*	*66.20*	*100.00*
BR COM	*28, Rue François 1er - 75008 PARIS, France*	*421 379 108*	*49.58*	*50.00*
C.E.R.T.	*58/60 Richard Wagner Strasse - 66111 SAARBRUCK, Germany*		*98.92*	*99.74*
CANAL J	*91 bis, Rue du Cherche Midi - 75006 PARIS, France*	*343 508 048*	*32.87*	*100.00*
CANAL J INTERNATIONAL	*91 bis, Rue du Cherche Midi - 75006 PARIS, France*	*342 059 466*	*32.87*	*100.00*
Cie DES CHAINES THEMATIQUES	*78, Rue Olivier de Serres - 75015 PARIS, France*	*392 810 263*	*64.46*	*100.00*
DEMD PRODUCTIONS	*27, Rue Marbeuf - 75008 PARIS, France*	*339 948 309*	*66.20*	*99.80*
DMLS J	*20, Rue Pergolèse - 75016 PARIS, France*	*431 280 460*	*33.03*	*50.00*
DMLS TV	*20, Rue Pergolèse - 75016 PARIS, France*	*413 155 524*	*66.06*	*99.80*
EDI POLOGNE	*28, Rue François 1er - 75008 PARIS, France*	*420 304 180*	*59.50*	*100.00*
EDITIONS MUSICALES FRANCOIS 1ER	*25, Rue François 1er - 75008 PARIS, France*	*381 649 771*	*66.26*	*100.00*
EUROPA PLUS FRANCE	*26 bis, Rue François 1er - 75008 PARIS, France*	*354 076 176*	*77.35*	*85.60*
EUROPE 1 IMMOBILIER	*26 bis, Rue François 1er - 75008 PARIS, France*	*622 009 959*	*89.15*	*90.00*
EUROPE 1 TELECOMPAGNIE	*26 bis, Rue François 1er - 75008 PARIS, France*	*542 168 463*	*99.04*	*100.00*
EUROPE 2 COMMUNICATION	*26 bis, Rue François 1er - 75008 PARIS, France*	*339 696 072*	*99.13*	*100.00*
EUROPE 2 ENTREPRISES	*28, Rue François 1er - 75008 PARIS, France*	*352 819 577*	*99.13*	*100.00*
EUROPE 2 PRAGUE	*PRAGUE, Czech Republic*		*99,17*	*100.00*
EUROPE AUDIOVISUEL	*26 bis, Rue François 1er - 75008 PARIS, France*	*309 001 477*	*66.20*	*100.00*
EUROPE DEVELOPPEMENT INTERNATIONAL	*28, Rue François 1er - 75008 PARIS, France*	*388 404 717*	*99.17*	*100.00*
EUROPE FM	*28, Rue François 1er - 75008 PARIS, France*	*405 188 871*	*99.17*	*100.00*
EUROPE IMAGES INTERNATIONAL	*25, Rue François 1er - 75008 PARIS, France*	*339 412 611*	*66.20*	*100.00*
EUROPE NEWS	*26 bis, Rue François 1er - 75008 PARIS, France*	*343 508 750*	*99.03*	*99.99*
FILMS D'ICI	*12, Rue Clavel - 75019 PARIS, France*	*329 460 448*	*48.32*	*73.00*
GMT PRODUCTIONS	*27, Rue Marbeuf - 75008 PARIS, France*	*342 171 667*	*66.20*	*100.00*
HACHETTE PREMIERE	*25, Rue François 1er - 75008 PARIS, France*	*334 805 686*	*66.20*	*100.00*
HIT FM	*28, Rue François 1er - 75008 PARIS, France*	*331 100 446*	*91.74*	*90.40*
IMAGE ET COMPAGNIE	*8, Place Boulnois - 75017 PARIS, France*	*334 027 620*	*66.20*	*100.00*
IMAGES ET SON CONSEIL	*57 Rue Grimaldi - 98000 MONACO*		*99,17*	*100.00*
INFINITIV	*PRAGUE, Czech Republic*		*99.17*	*100.00*
IRS FRANCE	*28, Rue François 1er - 75008 PARIS, France*	*378 394 258*	*99.15*	*100.00*
JLR PRODUCTIONS	*32, Rue d'Armaillé - 75017 PARIS, France*	*384 015 491*	*66.20*	*100.00*
KANOKO BV	*AMSTERDAM, Netherlands*		*59.50*	*60.00*
LA CHAINE METEO (formerly TV Météo)	*78, Rue Olivier de Serres - 75015 PARIS, France*	*393 326 285*	*64.46*	*100.00*
LAGARDERE ACTIVE PUBLICITE INTERNET	*28, Rue François 1er - 75008 PARIS, France*	*407 529 320*	*100.00*	*100.00*
LAGARDERE ACTIVE PUBLICITE (formerly Europe Régies)	*28, Rue François 1er - 75008 PARIS, France*	*383 085 883*	*99.17*	*100.00*
LAGARDERE ACTIVE PUBLICITE REGIONS	*28, Rue François 1er - 75008 PARIS, France*	*329 209 993*	*99.17*	*100.00*
LAGARDERE ACTIVE RESSOURCES	*28, Rue François 1er - 75008 PARIS, France*	*353 057 854*	*99.17*	*100.00*
LAGARDERE IMAGES	*28, Rue François 1er - 75008 PARIS, France*	*334 595 881*	*64.46*	*65.00*
LAGARDERE IMAGES INTERNATIONAL (formerlyTelpar)	*32, Rue François 1er - 75008 PARIS, France*	*612 039 164*	*66.20*	*100.00*
LAGARDERE NETWORKS INTERNATIONAL	*25, Rue François 1er - 75008 PARIS, France*	*381 651 744*	*66.30*	*100.00*
LAGARDERE THEMATIQUES	*32, Rue François 1er - 75008 PARIS, France*	*350 787 594*	*32.87*	*51.00*
LEO PRODUCTIONS	*126, Avenue Victor Hugo - 92100 BOULOGNE, France*	*383 160 942*	*66.75*	*100.00*

Company	Head Office	Registration number	% holding	% control
M. TELEVISION	28, Rue François 1er - 75008 PARIS, France	422 347 989	33.10	50.00
MATCH TV	28, Rue François 1er - 75008 PARIS, France	438 604 738	64.44	99.97
MAXIMAL NEWS TELEVISION	28, Rue François 1er - 75008 PARIS, France	384 316 907	33.10	100.00
MAXIMAL PRODUCTIONS	28, Rue François 1er - 75008 PARIS, France	432 608 313	33.10	50.00
MCM (formerly MCM International)	109, Rue du Faubourg St-Honoré - 75008 PARIS, France	384 939 484	32.87	100.00
MCM AFRICA	109, Rue du Faubourg St-Honoré - 75008 PARIS, France	411 205 628	22.03	67.00
MEZZO	49, Bd du Général Martial Valin - 75015 PARIS, France	418 141 685	19.80	60.00
PALETTE PRODUCTION	140, Rue de Rivoli - 75001 PARIS, France	398 762 955	47.04	74.80
PARIS NEWS	32, Rue d'Armaillé - 75017 PARIS, France	417 778 727	66.20	100.00
PATHE TELEVISION	27, Rue Marbeuf - 75008 PARIS, France	377 608 377	33.20	50.08
PERFORMANCES	28, Rue François 1er - 75008 PARIS, France	327 655 551	94.05	94.84
PROMOTION ET SPECTACLES D'EUROPE 1	26 bis, Rue François 1er - 75008 PARIS, France	632 042 495	99.05	100.00
R. R. M. PRAGUE	PRAGUE, Czech Republic		99.17	100.00
REGIE 1	28, Rue François 1er - 75008 PARIS, France	383 154 663	50.37	51.00
REGIE RADIO MUSIC	26 bis, Rue François 1er -75008 PARIS, France	341 949 923	99.16	100.00
RFM ENTREPRISES	28, Rue François 1er - 75008 PARIS, France	400 283 768	100.00	100.00
RG EUROPA 1 (FREKVENCE 1)	PRAGUE, Czech Republic		93.47	94.25
SANTE-VIE	28, Rue François 1er - 75008 PARIS, France	413 357 336	39.74	61.65
SATEL J	91 bis, Rue du Cherche Midi - 75006 PARIS, France	380 200 485	32.87	100.00
SOCOMHA	10, Rue Sadi Carnot - 14000 CAEN, France	347 736 597	99.13	100.00
TECHNISONOR	25, Rue François 1er - 75008 PARIS, France	542 088 604	66.20	99.98
TELMONDIS	18, Rue Troyon - 75017 PARIS, France	722 021 631	64.46	99.40
TOP 50	25, Rue François 1er - 75008 PARIS, France	307 718 320	66.20	100.00
Lagardere Active Broadband				
LAGARDERE ACTIVE	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	428 705 537	100.00	100.00
BROADWAY FACTORY	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	439 001 843	51.00	51.00
EUROPE INFOS	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	415 096 502	100.00	100.00
HACHETTE MUTIMEDIA	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	390 287 407	100.00	100.00
LAGARDERE ACTIVE BROADBAND	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	343 611 208	100.00	100.00
LAGARDERE ACTIVE BROADBAND MANAGEMENT	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	420 442 428	100.00	100.00
LAGARDERE ACTIVE iTV	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	428 706 170	99.72	99.72
L.A.N.A.	1633 Broadway 40th Floor, New York, NY 10019, USA		100.00	100.00
LE JOURNAL DE CHEZ VOUS	7-11, Place des Coureauleurs - 17000 LA ROCHELLE, France	421 387 978	56.16	48.43
LE JOURNAL DE CHEZ VOUS PUBLICITE	33, Place des Coureauleurs - 17000 LA ROCHELLE, France	423 805 639	53.35	95.00
LE STUDIO	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	420 919 904	99.80	99.80
L.H.F.I. (formerly H.F.G.)	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	399 923 531	100.00	100.00
L.H. NET	1633 Broadway 40th Floor, New York, NY 10019, USA		99.99	100.00
MEDIACAST	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	420 958 258	99.80	99.80
MEDIANET TECHNOLOGIES	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	400 231 148	99.99	99.99
MUSIC IN EUROPE	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	428 782 536	99.56	100.00
NET PRESS	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	399 279 652	100.00	100.00
PLURIMEDIA SPECTACLES	11, Rue de Cambrai - 75927 PARIS CEDEX 19, France	334 937 563	99.96	99.96
RTM PRODUCTIONS	BRENTWOOD, USA		100.00	100.00
SYMAH	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	345 075 709	100.00	100.00
SYMAH VISION	27, Rue Jean Bleuzen BP 47 - 92174 VANVES CEDEX, France	353 386 642	100.00	100.00
TELEVISION HOLDINGS	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	401 570 502	100.00	100.00





Lagardere Active (continued)

Company	Head Office	Registration number	% holding	% control
Legion Group				
LEGION GROUP SA	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	388 581 555	100.00	100.00
FABIAN HOLDINGS BV	AMSTERDAM, Netherlands		100.00	100.00
GREENLAND INTERACTIVE Ltd	LONDON, United Kingdom		50.00	50.00
LEGION A.S.	OSLO, Norway		100.00	100.00
LEGION COMMUNICATION TAIWAN COMPANY Ltd	TAIPEI, Taiwan		100.00	100.00
LEGION INTERNATIONAL S.A.	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	399 120 229	100.00	100.00
LEGION UK Ltd	LONDON, United Kingdom		100.00	100.00
LEGION MULTIMEDIA ASIA Pte Ltd	SINGAPORE		100.00	100.00
LEGION TELEKOMMUNIKATION GmbH	DUSSELDORF/FRG, Germany		100.00	100.00
TELECOM SCANDINAVIA	COPENHAGUE, Denmark		100.00	100.00



Automobile

Company	Head Office	Registration number	% holding	% control
MATRA AUTOMOBILE	4, Rue de Presbourg - 75116 PARIS, France	318 353 661	100.00	100.00
CERAM	8, Avenue J. d'Alembert - BP 2 - 78191 TRAPPES, France	393 684 717	100.00	100.00
D3	11, Rue Paul Bert - 92400 COURBEVOIE, France	343 952 545	90.00	90.00
MATRA AUTOMOBILE DEVELOPPEMENT	4, Rue de Presbourg - 75116 PARIS, France	392 706 305	100.00	100.00



Other Activities

Company	Head Office	Registration number	% holding	% control
LAGARDERE SCA	4, Rue de Presbourg - 75116 PARIS, France	320 366 446		
C. V. T.	3, Av. du Centre - 78180 MONTIGNY LE BRETONNEUX, France	304 233 406	100.00	100.00
DARIADE	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	400 231 072	100.00	100.00
DESIRADE	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France		100.00	100.00
DIVIANE	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	403 081 722	100.00	100.00
HACHETTE S.A.	4, Rue de Presbourg - 75116 PARIS, France	402 345 128	100.00	100.00
HACHETTE BOOK GROUP Inc	NEW YORK, USA		100.00	100.00
HACHETTE PRODUCTIONS Inc.	NEW YORK, USA		100.00	100.00
HOLPA	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	572 011 526	100.00	100.00
LAGARDERE NORTH AMERICA, Inc	NEW YORK, USA		100.00	100.00
M N C	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	345 078 927	100.00	100.00
M.P. 55	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	344 646 021	100.00	100.00
M.P. 65	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	348 971 854	99.42	99.42
M.P. 98	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	387 941 636	99.42	100.00
MATRA HACHETTE GENERAL	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	348 991 167	100.00	100.00
MATRA PARTICIPATIONS	4, Rue de Presbourg - 75116 PARIS, France	303 600 902	100.00	100.00
MATRAVISION INC	NEW YORK, USA		100.00	100.00
SOFRIMO	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	569 803 687	100.00	100.00
SOGEMAT PARTICIPATIONS	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France	337 625 719	100.00	100.00

Banque Arjil & Cie Group

Company	Head Office	Registration number	% holding	% control
BANQUE ARJIL & CIE	43, Rue Vineuse - 75116 PARIS, France	320 366 453	99.92	99.92
ARJIL & ASSOCIATES Ltd	19, Buckingham Street LONDON WC2N 6EF, United Kingdom		99.92	100.00
ARJIL & ASSOCIES BANQUE	43, Rue Vineuse - 75116 PARIS, France	315 782 490	99.92	100.00
ARJIL & CIE ESPAGNE	6, Calle Fortuny - 28010 MADRID, Spain		99.92	100.00
ARJIL PARTICIPATIONS	43, Rue Vineuse - 75116 PARIS, France	380 044 891	99.92	100.00
ARJIM	43, Rue Vineuse - 75116 PARIS, France	418 883 203	99.92	100.00
BERYL EXPANSION	43, Rue Vineuse - s75116 PARIS, France	352 168 736	99.92	100.00

Transit Systems Group

Company	Head Office	Registration number	% holding	% control
MATRA TRANSPORT	4, Rue de Presbourg - 75116 PARIS, France	662 000 447	100.00	100.00
MATRA TRANSFINEX	4, Rue de Presbourg - 75116 PARIS, France	343 607 255	100.00	100.00
MATRA TRANSIT Inc	ILLINOIS, USA		100.00	100.00
SOFIMATRANS	4, Rue de Presbourg - 75116 PARIS, France	325 646 388	100.00	100.00

Proportionally consolidated companies at December 31, 2001



Book Publishing

Company	Head Office	Registration number	% holding	% control
DISNEY HACHETTE EDITION	43, Quai de Grenelle - 75015 PARIS, France	384 094 769	50.00	50.00
HARLEQUIN S.A.	83/85, Boulevard Vincent Auriol - 75013 PARIS, France	318 671 591	50.00	50.00



Print Media

Company	Head Office	Registration number	% holding	% control
DISNEY HACHETTE PRESSE	10, Rue Thierry Le Luron - 92592 LEVALLOIS-PERRET, France	380 254 763	49.99	49.00
EDIZIONI ITALO FRANCESI (EDIF)	MILAN, Italy		49.99	50.00
ELLE VERLAG	MUNICH, Germany		49.99	50.00
HACHETTE / EMAP MAGAZINE	LONDON, United Kingdom		49.99	50.00
HACHETTE FILIPACCHI POST COMPANY	BANGKOK, Thailand		48.99	49.00
HACHETTE NEXT MEDIAS			49.99	100.00
HAFIBA	37 bis, Rue de Villiers - 92200 NEUILLY-SUR-SEINE, France	410 476 592	49.99	40.00



Lagardere Active

Company	Head Office	Registration number	% holding	% control
Lagardere Active Broadcast Group				
AUBES PRODUCTIONS	27 Rue Marbeuf - 75008 PARIS, France	429 138 019	13.32	20.00
EURO RADIO SAAR	58/60 Richard Wagner Strasse - 66111 SAARBRUCK, Germany		44.91	45.00
EUROZET	Zurawia 8 00-503 WARSAW, Poland		29.37	48.92
RADIOZET	Zurawia 8 00-503 WARSAW, Poland		29.37	48.92
RRM VARSOVIE	Zurawia 8 00-503 WARSAW, Poland		29.37	48.92



Other Activities

Company	Head Office	Registration number	% holding	% control
SOGEADE	121, Avenue de Malakoff - 75216 PARIS CEDEX 16, France		50.00	50.00



High Technologies

Company	Head Office	Registration number	% holding	% control
EADS and its subsidiaries	AMSTERDAM, Netherlands		15.10	15.10



Automobile

Company	Head Office	Registration number	% holding	% control
MATRA VENTURE COMPOSITES	8, Avenue J. d'Alembert - BP 2 - 78191 TRAPPES, France	428 745 681	50.00	50.00

Companies under the equity method at December 31, 2001

Book Publishing

Company	Head Office	Registration number	% holding	% control
EDITIONS J'AI LU	84, Rue de Grenelle - 75007 PARIS, France	582 039 673	35.33	35.32
LES EDITIONS CEC Inc.	MONTREAL, Canada		50.00	50.00

Print Media

Company	Head Office	Registration number	% holding	% control
EXCELSIOR PUBLICITE INTERDECO	23, Rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	652 033 168	29.99	30.00
EDITIONS PHILIPPE AMAURY	25, Avenue Michelet - 93400 SAINT-OUEN, France	552 102 121	24.99	25.00
HACHETTE RIZZOLI INTERNATIONAL COMMUNICATION BV	AMSTERDAM, Netherlands		49.99	50.00
HACHETTE RIZZOLI MAGAZINES	GERAKAS - ATTICA, Greece		24.99	50.00
HOLDING E. PROUVOST	149, Rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France		41.99	42.00
MEDIA SUD REGIE	13, Rue Louis Pasteur - 92103 BOULOGNE BILLANCOURT CEDEX, France	401 380 167	49.22	51.00
PUBLIFA	12, Rue Ampère - 75017 PARIS, France	429 556 640	49.98	50.00
SEFAM	22, Rue Huyghens - 75014 PARIS, France	334 173 093	48.99	49.00
S.E.T.C.	48/50, Boulevard Senard - 92210 SAINT CLOUD, France	378 558 779	38.98	39.00
SOCIETE FRANCAISE D'EDITION DE JOURNAUX ET D'IMPRIMES COMMERCIAUX (S.F.E.J.I.C.)	25, Avenue du Président Kennedy - 68000 MULHOUSE, France	945 750 735	20.00	20.01

Distribution Services

Company	Head Office	Registration number	% holding	% control
NEWSLINK	SYDNEY, Australia		40.00	40.00
SKY NEWS ASSOCIATES	NEW YORK, USA		35.00	35.00

Lagardere Active

Company	Head Office	Registration number	% holding	% control
Lagardere Active Broadcast Group				
EUROPE REGIES SUD-OUEST	98, Cours Alsace Lorraine - 33000 BORDEAUX, France	410 666 150	49.00	49.00
EUROPE REGIES OUEST	16, Avenue Henry Fréville - 35200 RENNES, France	410 666 150	49.00	49.00
JACARANDA	CENTURION, South Africa		15.00	15.00
MULTITHEMATIQUES	48, Quai du Point du Jour - 92659 BOULOGNE BILLANCOURT, France	402 314 140	27.42	27.42
RADMARK	1-3 Mellis Road, Mellis Park PO Box 5981 RIVONIA 2128, South Africa		33.35	33.35
CANALSATELLITE	85/89, Quai André Citroën - 75711 PARIS Cedex 15, France	383 866 795	34.00	34.00
LE MONDE INTERACTIF	16/18, Quai de la Loire - 75019 PARIS, France	419 388 673	34.00	34.00



Non-consolidated investments *at December 31, 2001*



Print Media

Company	Head Office	% holding	Stockholders' equity at Dec. 31, 2001	2001 income	Net book value at Dec. 31, 2001	Market value of listed securities
LA DEPECHE DU MIDI	*Avenue Jean-Baylet - 31095 TOULOUSE CEDEX 1, France*	*15.02%*	*11.2 (b)*	*NC*	*11.4*	
MIDI LIBRE	*Mas de Grille - 34430 SAINT JEAN DE VEDAS, France*	*11.82%*	*52.2 (b)*	*NC*	*9.8*	



Other Activities

Company	Head Office	% holding	Stockholders' equity at Dec. 31, 2001	2001 income	Net book value at Dec. 31, 2001	Market value of listed securities
RENAULT	*13-15, Quai le Gallo - 92100 BOULOGNE-BILLANCOURT, France*	*1.50%*	*8 856.5*	*553.6*	*68.1*	*138.9*

(a) Before appropriation of income.
(b) Consolidated stockholders' equity at December 31, 2001.

5.6 | Parent Company financial statements

Parent Company statements of income for the years ended December 31

(in millions of euros)	**2001**	**2000**	**1999**
Revenues	*1*	*6*	*6*
Operating costs	*(13)*	*(16)*	*(27)*
Operating loss	**(12)**	**(10)**	**(21)**
Interest income, net	*106*	*114*	*113*
Provisions, net	*(107)*	*(29)*	*8*
Operating income (loss) after interest	**(13)**	**75**	**100**
Non-operating expenses, net	**37**	**(107)**	**(16)**
Preferred remuneration	*(32)*	*(33)*	*(32)*
Income tax credit	*104*	*66*	*45*
Net income	**96**	**1**	**97**

Parent Company balance sheets at December 31

Assets

(in millions of euros)	2001	2000	1999
Current assets			
Cash	3	18	14
Marketable securities	10	1	21
Trade receivables	-	3	1
Other receivables, prepayments and deferred charges	406	404	297
Total current assets	**419**	**426**	**333**
Investments in subsidiaries	3,194	3,550	2,532
Other investments and non-current assets	2,597	2,055	1,006
Total investments	**5,791**	**5,605**	**3,538**
Translation adjustment	58	41	24
Total assets	**6,268**	**6,072**	**3,895**

Liabilities and stockholders' equity

(in millions of euros)	2001	2000	1999
Liabilities			
Trade payables	2	17	13
Borrowings	1,532	1,254	416
Amounts due relating to investments	870	800	601
Other payables and deferred income	13	12	14
Translation adjustment	1	1	20
Reserves for risks and charges	318	468	237
Total liabilities	**2,736**	**2,552**	**1,301**
Permanent funds			
Undated subordinated notes	416	416	416
Total permanent funds	**416**	**416**	**416**
Stockholders' equity			
Common stock	846	839	747
Additional paid-in capital and retained earnings (including net income for the year)	2,270	2,265	1,431
Total stockholders' equity	**3,116**	**3,104**	**2,178**
Total permanent funds and stockholders' equity	**3,532**	**3,520**	**2,594**
Total liabilities and stockholders' equity	**6,268**	**6,072**	**3,895**



Corporate governance Supervision of the Company Remunerations

6.1 | General partners, managing partners and Supervisory Board

6.1.0 General presentation

General partners:

Jean-Luc LAGARDÈRE

ARJIL COMMANDITÉE-ARCO

Managing partners:

Jean-Luc LAGARDÈRE

ARJIL COMMANDITÉE-ARCO, represented by :
- **Philippe CAMUS,** Chairman and Chief Executive Officer
- **Arnaud LAGARDÈRE,** Deputy Chairman and Chief Operating Officer

Supervisory Board at May 23, 2002		First appointed	End of current period of office
Chairman Chairman of the Audit Committee	**Raymond H. LÉVY** Honorary Chairman, Renault SA	May 19, 1998	AGM 2004*
Deputy Chairman	**Bernard ESAMBERT** Permanent representative of **Lagardère Capital & Management** Chairman of the Supervisory Board, Banque Arjil & Cie	May 19, 1998	AGM 2004*
Member of the Board	**Manfred BISCHOFF** Chairman of the Board of Management, DaimlerChrysler A.G.	May 19, 1998	AGM 2004*
Member of the Board	**Georges CHODRON de COURCEL** Deputy Chief Executive Officer, BNP-PARIBAS	May 19, 1998	AGM 2004*
Member of the Board	**GAN S.A** Represented by Mr. Helman le PAS de SECHEVAL (Chief Financial Officer, Groupama)	May 19, 1998	AGM 2004*
Member of the Board	**Pehr G. GYLLENHAMMAR** Chairman, CGNU plc (London)	May 19, 1998	AGM 2004*
Member of the Board	**Pierre LESCURE**	March 22, 2000	AGM 2004*
Member of the Board Member of the Audit Committee	**Christian MARBACH** Chairman, Agence des PME	May 19, 1998	AGM 2004*
Member of the Board Member of the Audit Committee	**Bernard MIRAT** Former Deputy Chairman and Chief Operating Officer, Société des Bourses Françaises	May 19, 1998	AGM 2004*
Member of the Board Member of the Audit Committee	**Jacques NIVARD** Stockbroker Honorary Chairman, Nivard Flornoy-Fauchier Magnan Durant des Aulnois	May 19, 1998	AGM 2004*
Member of the Board	**Jean PEYRELEVADE** Chairman and Chief Executive Officer, Crédit Lyonnais	May 19, 1998	AGM 2004*
Member of the Board	**Didier PINEAU-VALENCIENNE** Honorary Chairman, Schneider Electric Vice Chairman, Crédit Suisse First Boston	May 19, 1998	AGM 2004*

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

Member of the Board	**Michel ROUGER** Honorary President, Paris Commercial Court	May 19, 1998	AGM 2004*
Member of the Board	**Felix G. ROHATIN** Former US Ambassador to France	May 23, 2002	AGM 2004*
Censor	**Yves SABOURET** Chief Operating Officer, Nouvelles Messageries de la Presse Parisienne (NMPP)	May 19, 1998	AGM 2004*
Corporate Secretary	**Pierre LEROY** General Counsel and Secretary	May 19, 1998	AGM 2004*

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

6.1.1 General partners, managing partners and members of the Supervisory Board (at May 23, 2003)

General partners

- **Jean-Luc LAGARDÈRE**
  4, rue de Presbourg - 75116 Paris, France

- **ARJIL COMMANDITÉE-ARCO**
  A French corporation with capital stock of € 40,000
  121, avenue de Malakoff - 75116 Paris, France

Managing partners

- **Jean-Luc LAGARDÈRE**
  4, rue de Presbourg - 75116 Paris, France
  Born February 10, 1928

Mr. Jean-Luc LAGARDÈRE's term of office as managing partner was renewed for a period of six years from December 30, 1998.

Positions held by Mr. Jean-Luc LAGARDÈRE in other companies:

Chairman and Chief Executive Officer, Lagardère SA
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer,
Lagardère Capital & Management
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Board, European Aeronautic Defence and Space Company EADS N.V.
Drentestraat 24, 1083 HK
Amsterdam, The Netherlands

Chairman of the Board, EADS Participations B.V.
Drentestraat 24, 1083 HK
Amsterdam, The Netherlands

Director, Renault SA
34, quai du Point-du-Jour - 92100 Boulogne-Billancourt, France

Managing director, Lagardère Elevage
Le Pont d'Ouilly - 14690 Ouilly, France

Chairman, France Galop
46, place Abel Gance - 92655 Boulogne Cedex, France

Member of the Consultative Committee,
Banque de France - Paris, France

- **ARJIL COMMANDITÉE-ARCO**
  121, avenue de Malakoff - 75116 Paris, France

Represented by **Mr. Philippe CAMUS** and **Mr. Arnaud LAGARDÈRE**

ARJIL COMMANDITEE-ARCO was appointed managing partner for a period of six years from March 17, 1998.

Positions held by ARJIL COMMANDITÉE-ARCO in other companies: None.

– **Philippe CAMUS**
  4, rue de Presbourg - 75116 Paris, France
  Born June 28, 1948

Chairman and Chief Executive Officer,
ARJIL COMMANDITÉE-ARCO
121, avenue de Malakoff - 75116 Paris, France

Other positions held by Mr. Philippe CAMUS:

Chief Executive Officer, European Aeronautic Defence and Space Company EADS N.V.
Drentestraat 24, 1083 HK - Amsterdam, The Netherlands

>>>

>>>

Chief Executive Officer, EADS Participations B.V.
Drentestraat 24, 1083 HK - Amsterdam - The Netherlands

Chairman, European Aeronautic Defence and Space Company EADS France
37, boulevard de Montmorency - 75016 Paris, France

Chairman, Groupement des Industries Aéronautiques et Spatiales (G.I.F.A.S.)
4, rue Galilée - 75116 Paris, France

Vice-Chairman of the Supervisory Board, Airbus Industrie (G.I.E.)
1, rond point Maurice Bellonte -31700 Blagnac, France

Director, Dassault Aviation
9, rond point des Champs-Élysées - Marcel Dassault - 75008 Paris, France

Director, Lagardere Active Broadcast
57, rue Grimaldi - MC 98000 Monaco

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Director, La Provence
248 , avenue Roger Salengro - 13015 Marseille, France

Director, Nice Matin
214, route de Grenoble - 06200 Nice, France

Director, GIE PGS
121, avenue de Malakoff - 75116 Paris, France

Member of the Supervisory Board, Editions P. Amaury
4, rue Rouget de L'isle - 92130 Issy-les-Moulineaux, France

Permanent representative of Hachette SA to the Board of Directors, Hachette Distribution Services
4, rue Lord Byron - 75008 Paris, France

Permanent representative of Lagardère SCA to the Board of Directors, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Director, Crédit Lyonnais
19, boulevard des Italiens - 75002 Paris, France

- **Arnaud LAGARDÈRE**
  4, rue de Presbourg - 75116 Paris, France
  Born March 18, 1961

Deputy Chairman and Chief Operating Officer, ARJIL COMMANDITÉE-ARCO
121, avenue de Malakoff - 75216 Paris, France

Other positions held by Mr. Arnaud LAGARDÈRE:

Director and Chief Operating Officer, Lagardère SA
121, avenue de Malakoff - 75216 Paris, France

Director and Chief Operating Officer, Lagardère Capital & Management
121, avenue de Malakoff - 75216 Paris, France

Director, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Director, Hachette Livre
43, quai de Grenelle - 75015 Paris, France

Director, Hachette Distribution Services
2, rue Lord Byron - 75008 Paris, France

Member of the Supervisory Board, Virgin Stores
16, boulevard du Général Leclerc - 92115 Clichy, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92534 Levallois-Perret, France

Chairman of the Board of Directors, Lagardere Active
121, avenue de Malakoff - 75216 Paris, France

Chairman, Lagardère Active Broadcast
57, rue Grimaldi - 98000 Monaco

Chairman, Lagardere Active Publicité SAS
28, rue François 1er - 75008 Paris, France

Permanent representative of Lagardere Active Publicité to the Board of Directors, Europe Développement International
28, rue François 1er - 75008 Paris, France

Chairman, Lagardère Images
28, rue François 1er - 75008 Paris, France

Chairman, Lagardère Thématiques
28, rue François 1er - 75008 Paris, France

Co-Manager, I.S.-9
28, rue François 1er - 75008 Paris, France

Director, multiThématiques
48, quai du Point du Jour - 92100 Boulogne Billancourt, France

Representative of Hachette SA to the Management Committee of SEDI TV - TEVA
89, avenue Charles de Gaulle - 92200 Neuilly sur Seine, France

Director, CanalSatellite
85/89, quai André Citroën - 75015 Paris, France

Chairman, Lagardere Active Broadband
11, rue de Cambrai - 75019 Paris, France

Chairman, Lagardere Active Finances (SAS)
121, avenue de Malakoff - 75216 Paris, France

Manager, H.F.G.
11, rue de Cambrai - 75019 Paris, France

Permanent representative of Lagardère SCA with Matra Hachette Général
121, avenue de Malakoff - 75216 Paris, France

Permanent representative of Lagardère Capital & Management with Lagardère Sociétés
121, avenue de Malakoff - 75216 Paris, France

Deputy-Chairman of the Supervisory Board, Banque Arjil & Cie
43, rue Vineuse - 75016 Paris, France

Manager, Lagardère Elevage
Le Haut d'Ouilly - 14690 Point d'Ouilly, France

Manager, Nouvelles Messageries de la Presse Parisienne
58, rue Jacques Hillairet - 75012 Paris, France

Director, Société d'Agences et de Diffusion
33, rue Hénard - 75012 Paris, France

Administrator, Fondation Hachette
4, rue de Presbourg - 75116 Paris, France

Members of the Supervisory Board

- **Raymond H. LÉVY**
  40, rue de Garches - 92420 Vaucresson, France
  Born June 28, 1927

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Chairman of the Audit Committee
Number of Lagardère SCA shares held: 15,300

Director, Renault Finance
Avenue de Rhodanie 48 - 1007 Lausanne, Switzerland

Director, Louis Dreyfus Citrus
87, avenue de la Grande Armée - 75116 Paris, France

Mr. Raymond H. Lévy is also Honorary Chairman of Renault SA.

- **Manfred BISCHOFF**
  81663 Munich - Germany
  Born April 22, 1942

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Member of the Board of Management, DaimlerChrysler AG Stuttgart, Germany

Chairman of the Supervisory Board, MTU Aero Engines GmbH (formerly MTU Motoren und Turbinen Union München GmbH)

Chairman of the Board of EADS N.V.Amsterdam, The Netherlands

Member of the Munich Regional Advisory Council Deutsche Bank AG - Munich, Germany

Member of the Supervisory Board Gerling-Konzern Versicherungs-Beteiligungs-AG

Member of the Shareholders' Committee and Supervisory Board - J.M. Voith AG - Heidenheim, Germany

Member of the Board of Trustees of ifo-Institut für Wirtschaftsforschung

Member of the Board of Directors, Mitsubishi Motors Corporation - Tokyo, Japan

- **Georges CHODRON de COURCEL**
  23, avenue Mac Mahon - 75017 Paris, France
  Born May 20, 1950

First appointed: May 19, 1998
End of current period of office: AGM 2004*
Number of Lagardère SCA shares held: 150

Member of the Executive Committee of BNP Paribas

Head of Banque de Financement et d'Investissement BNP Paribas,
16, boulevard des Italiens - 75450 Paris Cedex 09, France

Director, Bouygues
90, avenue des Champs-Elysées - 75008 Paris, France

Director, Scor SA
1, avenue du Général de Gaulle
92074 Paris La Défense Cedex, France

Director, Nexans
16, rue Monceau - 75008 Paris, France

- **Evan G. GALBRAITH**
  MORGAN STANLEY
  1221 avenue of The Americas - 30th Floor
  New-York, NY 10020, USA
  Born July 2, 1928

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

US Ambassador to France from 1981 to 1985

Advisor Director Morgan Stanley
1221 Avenue of The Americas – 30th Floor
New-York, NY 10020, USA

Chairman, National Review magazine
New-York, USA

Senior Advisor, Mc Daniels & Co. SA
Lausanne, Switzerland

Mr. Galbraith left the Supervisory Board of Lagardère SCA on October 22, 2001.

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* *Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

>>>

• GAN SA [1]
A French corporation
with capital stock of € 475,051,164
8/10, rue d'Astorg - 75008 Paris, France

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Represented by
Mr. Helman le PAS de SECHEVAL
Chief Financial Officer, Groupama
Born January 21, 1966

Positions held by
Mr. Helman le PAS de SECHEVAL:

Chairman of the Supervisory Board, Société Immobilière FINAMA - 22/28, rue Joubert - 75009 Paris, France

Chairman of the Supervisory Board, FINAMA Asset Management
25, rue de Courcelles - 75008 Paris, France

Deputy Chairman of the Supervisory Board, Banque FINAMA
57, boulevard Haussmann - 75008 Paris, France

Director, GAN ITALIA VITA
Via Guidubaldo Del Monte, 45 - 00197 Rome, Italy

Director, GAN ITALIA SPA
Via Guidubaldo Del Monte, 45 - 00197 Rome, Italy

Permanent representative of Gan Assurances to the Supervisory Board, LOCINDUS

Permanent representative of Caisse Centrale des Assurances Mutuelles Agricoles to the Board of Directors, SILIC

• Pehr G. GYLLENHAMMAR
CGNU plc
St Helen's, 1 Undershaft
London EC3P 3DQ, United Kingdom
Born April 28, 1935

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Chairman of the Board of Directors
CGNU plc - London, United Kingdom

Chairman of the Board of Directors
Svenska Skeppshypotekskassan (Swedish Ships' Mortgage Bank) - Gothenburg, Sweden

Chairman - Reuters Founders Share Company Ltd
London, United Kingdom

Member, International Advisory Board, Nissan-Renault - Tokyo, Japan

Member, International Advisory Group
Toshiba Corporation - Tokyo, Japan

• LAGARDÈRE CAPITAL & MANAGEMENT
A French corporation with capital stock of € 334,080
121, avenue de Malakoff - 75116 Paris, France

First appointed: May 19, 1998
End of current period of office: AGM 2004 *

Positions held by Lagardère Capital & Management in other companies:
Director, Lagardère Sociétés
121, avenue de Malakoff - 75116 Paris, France

Represented by Mr. Bernard ESAMBERT
Born July 7, 1934

Number of Lagardère SCA shares held: 36,303 shares registered in the name of Mr. ESAMBERT

Positions held by Mr. Bernard ESAMBERT:

Deputy Chairman of the Supervisory Board, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Supervisory Board, Banque Arjil & Cie
3, rue Vineuse - 75016 Paris, France

Chairman of the Supervisory Board, Arjil & Associés Banque
3, rue Vineuse - 75016 Paris, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Vice-Chairman, Bolloré
Odet - 29500 Ergue-Gaberic, France

Chairman, Rivaud Innovation - Bolloré Group
Odet - 29500 Ergue-Gaberic, France

Chairman, Compagnie Saint-Gabriel
Odet - 29500 Ergue-Gaberic, France

Director, Compagnie de Saint-Gobain
Immeuble les Miroirs
18, avenue d'Alsace - 92400 Courbevoie, France

Chairman, BioMérieux - Pierre Fabre
Le Carla, Burlats - 81106 Castres Cedex, France

Chairman, Financière V
31/32, quai de Dion Bouton - 92811 Puteaux Cedex, France

Chairman, Finfranline
31/32, quai de Dion Bouton - 92811 Puteaux Cedex, France

Member of the Commission, COB
17, place de la Bourse - 75082 Paris Cedex 2, France

President, Fondation Française pour la Recherche sur l'Epilepsie

President, Fédération pour la Recherche sur le cerveau

Vice-President, Institut de l'Entreprise

Administrator-Treasurer, Fondation Touraine

Administrator-Treasurer, Association Georges Pompidou

Honorary President, Institut Pasteur

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

• **Pierre LESCURE**
8, avenue Raphaël - 75016 Paris, France
Born July 2, 1945

First appointed: March 22, 2000
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Chairman and Chief Executive Officer, Canal Plus
85-89, quai André Citroën - 75906 Paris Cedex 15, France

Chairman and Chief Executive Officer, multiThématiques
48, quai du Point du Jour - 92100 Boulogne Billancourt, France

Chairman and Chief Executive Officer, Le Monde Presse
16-18, quai de la Loire - 75019 Paris, France

Chairman and Chief Executive Officer, StudioCanal France
17, rue Dumont d'Urville - 75016 Paris, France

Chairman and Chief Executive Officer, Les Films Alain Sarde
17, rue Dumont d'Urville - 75016 Paris, France

Chairman of the Management Board, Groupe Canal Plus

Director, Vivendi Universal
42, avenue de Friedland - 75380 Paris Cedex 08, France

Director, Havas Advertising
84, rue de Villiers - 92683 Levallois-Perret Cedex, France

Director, Cegetel
Tour Séquoia - 1, place Carpeaux
92915 Paris la Défense Cedex, France

Director, StudioCanal
5-13, boulevard de la République
92100 Boulogne Billancourt, France

Chairman of the Supervisory Board, Paris Saint-Germain
110, avenue Victor Hugo - 92100 Boulogne Billancourt, France

Member of the Supervisory Board, Le Monde
21 bis, rue Claude Bernard - 75005 Paris, France

• **Christian MARBACH**
17 avenue Mirabeau
78600 Maisons-Laffitte, France
Born October 9, 1937

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held: 206

Ingénieur Général des Mines Honoraire

Chairman, Agence des PME
23-25, avenue Franklin Roosevelt - 75008 Paris, France

Director, Compagnie Générale de Géophysique (C.G.G.)
1, rue Léon Migaux - 91300 Massy, France

Director, Ondéo-Degrémont
183, avenue du 18 Juin 1940 - 92500 Rueil-Malmaison, France

Director, Erap
6, rue Jean Jaurès - 92807 Puteaux Cedex, France

Director, Safege
Parc de l'Ile - 15, rue Port - 92000 Nanterre, France

Censor, Sofinnova
17, rue de Surène - 75008 Paris, France

• **Bernard MIRAT**
91, avenue de la Bourdonnais
75007 Paris, France
Born July 3, 1927

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held (with Mrs Mirat): 2, 250

Vice-Chairman of the Supervisory Board, G.T. Finance
16, place de la Madeleine - 75008 Paris, France

Director, Fimalac
97, rue de Lille - 75007 Paris, France

Director, Minerais & Engrais SA
97, rue de Lille - 75007 Paris, France

Director, FITCH France SA
25, rue Murillo - 75008 Paris, France

Director, IDI Kairos
18, avenue Matignon - 75008 Paris, France

Director, CEDEFONDS
16, place de la Madeleine - 75008 Paris, France

Censor, Holding Cholet-Dupont
16, place de la Madeleine - 75008 Paris, France

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* *Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

>>>

• Jacques NIVARD
3, avenue Elisée-Reclus - 75007 Paris, France
Born May 5, 1929

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held: 1, 515

Honorary Chairman, Nivard Flornoy Fauchier-Magnan Durant des Aulnois
47, avenue George V - 75008 Paris, France

• Jean PEYRELEVADE
19, boulevard des Italiens - 75002 Paris, France
Born October 24, 1939

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 2, 160

Chairman and Chief Executive Officer, Crédit Lyonnais
19, boulevard des Italiens - 75002 Paris, France

Director, AGF
87, rue de Richelieu - 75113 Paris, France

Director, Bouygues
2, avenue des Champs Elysées - 75008 Paris, France

Director, Club Méditerranée
11, rue de Cambrai - 75957 Paris Cedex 19, France

Director, Suez
16, rue de la Ville-l'Évêque - 75383 Paris Cedex, France

Director, L.V.M.H.
30, avenue Hoche - 75008 Paris, France

• Didier PINEAU-VALENCIENNE
64, rue de Miromesnil - 75008 Paris, France
Born March 21, 1931

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 350

Vice Chairman Crédit Suisse First Boston

Director, Compagnie Générale d'Industrie et de Participations (CGIP)
89, rue Taitbout - 75009 Paris, France

Director, AON
4, rue Kléber - 92697 Levallois-Perret Cedex, France

Director, Fleury Michon
Route de la Gare - BP 1 - 85707 Pouzanges Cedex, France

Director, AXA Financial Inc
1920 avenue of the Americas
New-York, NY 1014, USA

Director, Swiss Helvetia Fund
1270 avenue of the Americas - Suite 400
New-York, NY 10020, USA

Member of the Supervisory Board, Aventis

Member of the Supervisory Board, Groupe André

Member of the Advisory Board, Booz Allen & Hamilton, USA

Member of the Board of Overseers, Tuck School of Business Administration - Dartmouth College

Member of the Trustees, American University of Paris

Member of the Trustees, IASC, USA

Advisor, Centre d'Enseignement Supérieur de la Marine

Chairman of the International Consultative Committee, Ecole Supérieure de Commerce (ESC) Nantes Atlantique

Honorary Chairman, Schneider Electric
5, rue Nadar - 92500 Rueil Malmaison, France

Director, AFEP
63, rue de la Boétie - 75008 Paris, France

Honorary Chairman, Square D

Honorary President, Association HEC

Honorary President, Institut de l'Entreprise

Executive lecturer, HEC

• Michel ROUGER
140, boulevard Haussmann - 75008 Paris, France
Born December 8, 1928

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 152

Chairman, ANGELYNVEST SAS
140, boulevard Haussmann - 75008 Paris, France

Manager, Michel Rouger Conseil
36, rue André Breton - 91250 Saint-Germain-Lès-Corbeil, France

Director, Bouygues SA
Challenger, 1, avenue Eugène Freyssinet
78061 Saint Quentin en Yvelines Cedex

Member of the Supervisory Board, Boeck Université
171, rue de Rennes - 75006 Paris, France

Honorary President, Paris Commercial Court

* *Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

6.1.2 Corporate governance

Both French law and the specificities of its by-laws give Lagardère SCA, a French limited partnership with shares, a very modern structure that is perfectly suited to meet the demands of corporate governance as it answers in the best possible way the two basic principles of establishing a clear distinction between management and control while associating very closely shareholders to the company's operations and progress.

This structure is characterized as follows:

- It establishes a very clear distinction between the managing partners, who are responsible for the running of the business, and the Supervisory Board which represents the shareholders. The managing partners are not members of the Supervisory Board, and the general partners do not take part in appointing the members of the Supervisory Board.
- The Supervisory Board is entitled to oppose the appointment of a managing partner or the renewal of his appointment by the general partners. The final decision is vested in the extraordinary general meeting (See last section of sub-paragraph 2 of paragraph 3.1.12 Powers of the Supervisory Board). The term of office of a managing partner cannot exceed six years but may be renewed.
- The two general and managing partners' unlimited liability to the full extent of their assets is evidence of the proper balance between financial risk, power and responsibility.
- The Supervisory Board is entitled to receive the same information and wields the same powers as the Statutory Auditors.
- The Supervisory Board must report to the meeting of shareholders on any operation entailing an increase or a decrease in the capital stock.

It consequently obviates the confusion, for which French corporations *(sociétés anonymes)* are criticized, between the role of the Chairman and Chief Executive Officer *(Président Directeur-Général)* and the Board of Directors of which he is a member.

The membership of the Supervisory Board guarantees the Board's competence, independence and availability to represent the shareholders. A list of members, together with their age and the principal positions and appointments held by each of them on March 15, 2002 is shown above (See paragraph 6.1.1).

With the exception of Mr. Bernard Esambert, Chairman of the Supervisory Board of Banque Arjil & Cie, none of the 14 members is otherwise part of the Group or a representative of a company in which an interest is held by the Group.

In addition to Mr. Raymond H. Lévy, its Chairman, seven of its members in 2001 were "independent" directors within the meaning of the Viénot report on corporate governance in France. In other words, none of these members holds an executive position in a Group company; represents a major shareholder of the Company; nor is connected to a significant and longstanding industrial, commercial or financial partner of the Company. These seven members are:

- Mr. Evan Galbraith, former US Ambassador to France (until October 22, 2001);
- Mr. Pehr G. Gyllenhammar, Chairman of CGNU plc (London);
- Mr. Christian Marbach, former Chairman of Agence Nationale pour la Valorisation de la Recherche, a specialist in industrial research and innovation;
- Mr. Bernard Mirat, former Deputy Chairman and Chief Operating Officer of Société des Bourses Françaises;
- Mr. Jacques Nivard, former Chairman of a French brokerage firm, and as such close to the views of individual shareholders;
- Mr. Didier Pineau-Valencienne, Honorary Chairman of Schneider Electric;
- Mr. Michel Rouger, Honorary President of the Paris Commercial Court.

Other members represent the Company's most important longstanding shareholders. One of them (DaimlerChrysler) is also the Group's industrial partner. Their senior executives contribute their knowledge of international affairs to the work of the Board.

Beyond the most valuable capabilities that are displayed by the Board, the latter in 2001 was characterized by a significant

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proportion of "independent" directors (7 out of 14), thanks to the personalities of high rank who have accepted to join the Supervisory Board.

Lagardère Group does not hold interests in any of the companies that are directly or indirectly represented on its Supervisory Board. None of its managing partners and none of its senior executives is otherwise a member of these companies' managing bodies.
Mr. Philippe Camus is a director of Crédit Lyonnais, whose Chairman and Chief Executive Officer, Mr. Jean Peyrelevade, is also a member of the Supervisory Board of Lagardère SCA.

The Supervisory Board works along several principles that have been forged by practice:

- It systematically holds a meeting every six months to review the financial statements and situation of the Group, its business operations and outlook, and to discuss its strategy. This meeting is conducted in the presence of the Group's principal senior executives.
  The Board may hold other meetings either at its own initiative, or at the request of the managing partners, to discuss any issue considered useful.
  Overall, the rate of attendance at the two meetings held in 2001 was 73%.
- An Audit Committee of the Supervisory Board meets at regular intervals with a pre-determined agenda. This Committee is chaired by Mr. Raymond H. Lévy and includes Messrs Christian Marbach, Bernard Mirat, Jacques Nivard and Didier Pineau-Valencienne. It reports on its work and findings to the Supervisory Board.

The Audit Committee's tasks include the review of:

- the annual and half yearly financial statements,
- the conditions and work programs of the Statutory Auditors together with the findings of their audit, and also ascertaining their independence,
- the work program and the objectives of the Group's Internal Auditors,
- the internal and other control procedures,
- any situation entailing the Group's exposure to significant risk.

In December 1997, Lagardère Group set up a Shareholders' Consultative Committee to gain better knowledge of the expectations and suggestions of its shareholders principally in the field of financial communication.

This Committee is comprised of 12 people, in addition to the managing partners, a member of the Supervisory Board (Mr. Bernard Mirat), and several members of general management.
The members are:

- 9 representatives of individual shareholders (including a shareholder who is also an employee), volunteers selected on the basis of competence and representativity by region, age and sex;
- 1 representative of a shareholder association;
- 2 representatives of corporate shareholders (French and non-French).

Topics already discussed with Group management include: the reference document, the annual general meeting, meetings with French shareholders outside Paris, the change to the euro, the web site and Letters to the Shareholders. ■

6.2 | Interests of members of the Supervisory Board, managing partners and members of other managing bodies

6.2.0 Remuneration and benefits in kind granted by the Company and the Group in 2001 to members of the Supervisory Board and to the managing partners and members of other managing bodies

6.2.0.1 — Overall information

• *Remuneration of the members of the Supervisory Board*

- The ordinary general meeting of May 6, 1999 fixed a total amount of € 350,633 to be paid each year to members of the Supervisory Board as attendance fees.
- To each member of the Supervisory Board is paid a basic remuneration of € 15,939. Members who are also members of the Audit Committee are entitled to receive an additional amount, and the Chairman of the Supervisory Board and of the Audit Committee is entitled to receive an amount equal to twice the basic remuneration.

• *Remuneration of the managing partners and members of other managing bodies*

The managing partners are not entitled to any specific remuneration in that capacity.

Salaries paid to the members of the Group's Management Committee (Messrs J.L. Lagardère, Camus, D'Hinnin, Esambert, Funck-Brentano, Gergorin, Gut, A. Lagardère, Leroy, de Roquemaurel) for the positions held by them in the Lagardère Group (excluding EADS) are entirely borne by their employer, Lagardère Capital & Management (See paragraph 6.2.2). However, considering the positions held by Messrs Camus, Gergorin and Gut in EADS N.V. and their relative importance, substantially all of the salaries paid to them in 2001 were borne by EADS N.V.

In addition, a total of € 85,321 was paid during 2001 to the persons concerned as attendance fees in their capacity as members of the Boards of Directors of Group companies. ■

6.2.0.2 — Information by beneficiary - Total remuneration and benefits in kind paid by the Company and other Group companies in 2001, directly or indirectly, to each member of the Supervisory Board and to the managing partners and members of other managing bodies

Managing partners

- **Mr. Jean-Luc Lagardère**, received a net remuneration of € 2,195,498 from Lagardère Capital & Management in 2001. In addition, in consideration for his position as Chairman of the Board, he received a net amount of € 99,946 from EADS N.V., a Dutch company 15.10% owned by Lagardère.

- **Mr. Philippe Camus**, in his capacity as Chief Executive Officer of EADS, receives substantially all of his remuneration from this group, and received a net amount of € 1,194,352 in 2001. Also in 2001, he received a net amount of € 69,634 from Lagardère Capital & Management, and attendance fees in the amount of € 6,098 from Hachette Filipacchi Médias.

- **Mr. Arnaud Lagardère** received a net remuneration of € 809,994 from Lagardère Capital & Management in 2001. In his capacity as director of several other Group companies he also received attendance fees totalling € 11,137.

In all the above, the word "net" means after deducting salary taxes and other social contributions paid by the entities concerned.

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Members of the Supervisory Board

Attendance fees paid to members of the Supervisory Board in 2001 were as follows (in euros)

- Raymond H. Lévy 63,744
- Lagardère Capital & Management 15,937
- Manfred Bischoff 15,937
- Georges Chodron de Courcel 15,937
- Evan Galbraith 15,937
- GAN SA 15,937
- Pehr G. Gyllenhammar 15,937
- Pierre Lescure 10,358
- Christian Marbach 31,874
- Bernard Mirat 31,874
- Jacques Nivard 31,874
- Jean Peyrelevade 15,937
- Didier Pineau-Valencienne 31,874
- Michel Rouger 15,937

Mr. Raymond H. Lévy also received from the Group a net amount of € 165,270 in consideration for his advisory services. ■

6.2.1 Options to subscribe for or to acquire shares of the Company and other Group companies (at December 31, 2001)

***6.2.1.1* — Overall information** - Options to subscribe for or to acquire shares of the Company granted to members of the Supervisory Board and members of other managing bodies

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options cancelled	Options outstanding	Number of beneficiaries remaining	Date of exercise
Subscription options								
June 23, 1995 Nov. 30, 1995 € 14,18 (FRF 93,00)	135,000	7	95,000 (1)	40,000	0	40,000	2	Nov. 30, 1997 to Nov. 29, 2002
May 30, 1997 Nov. 26, 1997 € 24,39 (FRF 160,00)	206,000	7	30,000 (2)	176,000	0	176,000	6	Nov. 26, 1999 to Nov. 25, 2004
May 30, 1997 Oct. 30, 1998 € 27,44 (FRF 180,00)	224,000	8	0	224,000	0	224,000	8	Oct. 30, 2000 to Oct. 29, 2005
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288,62)	250,000	7	0	250,000	0	250,000	7	Dec. 10, 2001 to Dec. 9, 2006
May 23, 2000 Dec. 18, 2000 € 63 (FRF 413.25)	205,000	8	0	205,000	0	205,000	8	Dec. 18, 2002 to Dec. 17, 2007
Sub-total	**1,020,000**		**125,000**	**895,000**	**0**	**895,000**		
Purchase options								
May 23, 2000 Dec. 19, 2001 € 47 (FRF 308.30)	195,000	7	0	195,000	0	195,000	7	Dec. 19, 2003 to Dec. 18, 2008
Total	**1,215,000**	-	**125,000**	**1,090,000**	**0**	**1,090,000**	-	

(1) Of which 55,000 options exercised in 2001.
(2) Options exercised prior to 2001.

All the members of the Group's Management Committee benefitted from the options described in the above table.

6.2.1.2 — Information by beneficiary - Options granted to and exercised by members of the Supervisory Board and the managing partners

Managing partners

- Mr. Jean-Luc Lagardère: None.

Mr. Jean-Luc Lagardère does not hold any options to subscribe for or to purchase shares in the Company nor in any other Group company.

- Mr. Philippe Camus received in 2001:
  - 20,000 options to purchase Lagardère shares, exercisable at the price of €47 between December 19, 2003 and December 18, 2008.
  - 135,000 options to subscribe for EADS shares, exercisable at the price of € 24.66, half of them as from the end of July 2003 and the other half as from July 12, 2004, and in all cases before July 13, 2011.

He also exercised, at a unit price of € 14.18 per share, 30,000 options to subscribe for Lagardère shares that had been granted to him on November 30, 1995, and which could be exercised between November 30, 1997 and November 29, 2002.

- Mr. Arnaud Lagardère received in 2001, 50,000 options to purchase Lagardère shares, exercisable at the price of € 47 between December 19, 2003 and December 18, 2008.

Members of the Supervisory Board: None.■

6.2.2 **Transactions concluded** with the **members** of the **Supervisory Board** and with the **general partners** and **managing partners**

Lagardère Capital & Management, controlled and chaired by Mr. Jean-Luc Lagardère (who is also general partner and managing partner of Lagardère SCA), has been the material embodiment of the Group since 1988. Lagardère Capital & Management provides an array of management resources and skills to both the Group and each of its component parts, with the following aims:

- over the long term, to guarantee that the Group's operating businesses have the environment required for expansion,
- to bring them the economic and financial power of a Group with sales of over € 13 billion,
- to supply strategic planning and operational services, coupled with high quality management services, including principally:
  - Designing and developing economic, political and financial strategic scenarios; providing project management skills.
  - Providing research and follow up concerning major markets and their evolution; assessing factors in different market environments that may create new opportunities.
  - Keeping a watchful eye on potential investments, divestments and development of alliances with other companies.
  - Managing business negotiations such as divestments, mergers and acquisitions.
  - Orchestrating corporate operations, including state-of-the-art finance and capital management techniques.
  - Establishing and maintaining relations in banking and finance, with particular attention to the characteristics of the various countries in which the Group does or plans to do business.
  - Enhancing human resources by attracting high-potential management personnel.
  - Providing overall management of the Group's image.

To attain these goals and accomplish its mission, Lagardère Capital & Management employs the principal managers forming the Group's Management Committee. The role of the latter is to develop and ensure the application of Group strategy, to take the resultant necessary decisions and implement them globally at Parent Company level and in the different business activities. Lagardère Capital & Management is responsible for paying the entire pay package and related working expenses of its managers, and the fees of outside French or international consultants possibly required.

Since 1988, Lagardère Capital & Management's mission has been carried out within the framework of its agreements with Matra and Hachette (which were

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merged into Lagardère SCA in 1996). These agreements are described each year in the Auditors' special reports published in each company's annual report.
Under these agreements, Lagardère Capital & Management received, until July 1, 1999, a fixed service fee amounting to 0.2% of consolidated sales, not including sales revenues from the Distribution Services operations. Service fees from these operations are determined based on gross operating margin.

Since June 1999, the Group's structure has changed significantly following the merger of its High Technologies business activities with Aerospatiale Matra, and the formation of EADS (See pages 41 and 42).
Lagardère Group is therefore no longer directly responsible for the management of the High Technologies activities. Its involvement is now a matter of developing a global strategy for EADS. The role of Lagardère Capital & Management, on behalf of the Group and in the new context, is to ensure the safeguard of the Group's interest as a controlling but not majority shareholder, and to procure advice and services ensuring its strategic contribution thereby enhancing the value of its investment.

Under these conditions, it appeared that the remuneration, provided for in the 1988 agreements, was not really suitable and a decision to revise the formula has been taken.

The rider introducing the change was examined by the Audit Committee on behalf of the Supervisory Board and approved in their session on March 22, 2000.
It was approved by the annual general meeting of May 23, 2000. It was effective as of July 1, 1999, and the corresponding remuneration was included in the accounts of Lagardère Capital & Management as of that date.

The new remuneration package chosen dissociates:

- Direct Group activities, Media and Automobile, which continue to bring in service fees equal to 0.2%[1] of their sales, under the same conditions as before.
- The holding in EADS – or any other entity replacing it – is considered as an asset rather than a business activity and provides a service fee of 0.1% of the average market value of stocks held by the Group in that company.

In 2001, Lagardère Capital & Management received € 14.8 million from the Group, compared to € 14.1 million in 2000. After deducting payroll costs of € 6.67 million, or € 8.53 million including social security charges, and other support and outside resources costs borne by Lagardère Capital & Management under the above agreements, this left operating income after tax from the above contracts of € 0.87 million. ■

[1] Excluding HDS (See page 33).

6.3 | Employee profit-sharing and incentive plans

6.3.1 Employee profit-sharing and incentive agreements

These agreements are signed in each Group company individually.

6.3.2 Options granted to employees to acquire shares of the Company

(at December 31, 2001, including options described in 6.2.1.1)

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options cancelled	Options outstanding	Number of beneficiaries remaining	Date of exercise
Subscription options								
June 23, 1995 Nov. 30, 1995 € 14.18 (FRF 93.00)	1,591,000	555	1,222,870	368,130	0	368,130	143	Nov. 30, 1997 to Nov. 29, 2002
May 30, 1997 Nov. 26, 1997 € 24.39 (FRF 160.00)	1,824,750	611	390,450	1,434,300	0	1,434,300	505	Nov. 26, 1999 to Nov. 25, 2004
May 30, 1997 Oct. 30, 1998 € 27,44 (FRF 180.00)	1,671,750	558	138,945	1,532,805	0	1,532,805	511	Oct. 30, 2000 to Oct. 29, 2005
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	1,300,800	696	150	1,300,650	0	1,300,650	695	Dec. 10, 2001 to Dec. 9, 2006
May 23, 2000 Dec. 18, 2000 € 63 (FRF 413.25)	1,254,500	458	0	1,254,500	0	1,254,500	458	Dec. 18, 2002 to Dec. 17, 2007
Sub-total	**7,642,800**		**1,752,415**	**5,890,385**		**5,890,385**		
Purchase options								
May 23, 2000 Dec. 19, 2001 € 47 (FRF 308.30)	1,258,000	421	0	1,258,000	0	1,258,000	421	Dec. 19, 2003 to Dec. 18, 2008
Total	**8,900,800**	**-**	**1,752,415**	**7,148,385**	**0**	**7,148,385**	**-**	

6.3.3 Options granted to employees to acquire shares of other Group companies [*]
(at December 31, 2001)

Date of meeting Date of grant	Exercise price	Date of exercise	Number of options granted	Number of beneficiaries	Number of options lapsed	Number of options remaining	Period of repurchase [1][5]
Hachette Livre							
Dec. 22, 1995 Dec. 22, 1995	€ 632.51	Dec. 28, 1998 to Dec. 27, 2003	13,550[6]	75	3,850	4,075	Dec. 28, 1998 to Dec. 27, 2005
Dec. 22, 1995 Dec. 22, 1996	€ 698.37	Dec. 28, 1999 to Dec. 27, 2004	900	3	400	500	Dec. 28, 1999 to Dec. 27, 2005
Dec. 22, 1995 March 6, 1998	€ 897.92	Jan. 1, 2002 to Dec. 31, 2004	1,700	13	100	1,600	July 1, 2003 to Dec. 31, 2004
Dec. 22, 1995 April 29, 1999	€ 898.38	Jan. 1, 2003 to Dec. 31, 2005	2,050	14	550	1,500	July 1, 2004 to Dec. 31, 2005
Dec. 22, 1995 April 20, 2000	€ 884.97	Jan. 1, 2004 to Dec. 31, 2006	1,000	7	850	150	July 1, 2005 to Dec. 31, 2006
Dec. 22, 2000 Jan. 13, 2001	€ 897.62	Jan.1, 2005 to Dec. 31, 2007	1,500	12	1,500	0	March 14, 2006 to Dec. 31, 2007
Matra Automobile							
April 4, 1997 April 22, 1997	€ 183.55	June 30, 1997 to June 30, 2002	7,000	4	-	7,000	July 1, 2002 to June 30, 2007
April 4, 1997 Dec. 22, 1999	€ 231.72	June 22, 2003 to Dec. 22, 2004	30,000	16	2,200	27,800	Dec. 23, 2004 to Dec. 23, 2009
Hachette Filipacchi Médias							
June 18, 1997 June 18, 1997	€ 37.44	June 18, 1997 to June 17, 2004	1,577 [2][7]	11	-	1,577	June 19, 2002 to June 19, 2007
June 18, 1997 July 22, 1999	€ 46.20	July 22, 1999 to July 21, 2004	1,525 [3]	63	-	1,513	July 23, 2004 to July 23, 2009
Virgin Stores							
Sept. 25, 1998 April 15, 1999 [4]	€ 40.04	April 15, 2002 to April 15, 2009	9,959	6	4,482	5,477	April 16, 2004 to April 15, 2009
March 15, 2000 March 15, 2000	€ 32.03	Jan. 16, 2003 to April 15, 2010	56,269	8	3,984	52,285	March 16, 2005 to March 15, 2010
March 15, 2000 Jan. 17, 2001	€ 47.77	Jan. 18, 2004 to Jan. 17, 2011	2,988	2	1,992	996	Jan. 18, 2006 to Jan. 17, 20111
March 15, 2000 April 19, 2001	€ 47.77	April 20, 2004 to April 19, 2011	498	1	-	498	April 20, 2006 to Jan. 17, 2011
March 15, 2000 June 5, 2001	€ 71.82	June 6, 2004 to June 5, 2011	1,992	1	-	1,992	June 6, 2006 to June 5, 2011

(1) Beneficiaries have the right to resell their options to the companies concerned depending on various criteria such as changes in stockholders' equity and/or changes in results.
(2) Each option gives right to subscribe to 300 shares.
(3) Each option gives right to subscribe to 500 shares.
(4) Purchase options.
(5) In the case of Hachette Filipacchi Médias, period of exchange for Lagardère shares.
(6) In 2001, 2,150 options, each of them giving right to one share, were exercised.
(7) In 2001, 12 options, each of them giving right to 500 shares, were exercised, resulting in the issue of 6,000 shares.
(*) For details on options granted by EADS, in which Lagardère SCA indirectly holds a 15.10% interest, see EADS' own Reference Document.

6.3.4 **Options granted** to the **ten main beneficiaries other than members** of the **Supervisory Board** and **members** of other **managing bodies**, and **options exercised**

Options granted to the ten main beneficiaries other than members of theSupervisory Board or of other managing bodies, and options exercised	Total number of options granted / shares subscribed or purchased	Weighted average price (€)	Date of grant
Subscription or purchase options granted during the year by the Company or other Group companies, to the ten main beneficiaries thus holding the highest number of options (overall information)	207,000	47	December 19, 2001
Options on shares of the Company or other Group companies, exercised during the year by beneficiaries thus having purchased or subscribed the highest number of shares (overall information)	52,500 19,500 43,000	14.18 24.39 27.44	November 30, 1995 November 26, 1997 October 30, 1998

The above table includes options granted to members of the Group's Management Committee, but excludes EADS' options. For details on options granted by EADS, see this company's own Reference Document.

6.4 | Code of conduct, corporate responsibility and citizenship

Lagardère adopted a professional code of conduct back in 1995. This code of conduct lays down the principles and rules to be applied to all business activities, depending on their specific features and particular constraints, and taking into account the legal and regulatory framework of the host country. Individual employees of the Group take it upon themselves to put into practice these principles and rules that are based on the values of integrity, loyalty and honesty.

It has always been the Lagardère Group's policy and part of the corporate culture to give precedence to long-term thinking over the short term. In this way, the Group aims to ensure sustainable development by resisting passing trends and the financial markets, and drawing on a vision that enables the Group to survive beyond the time frames of immediate economic visibility.
In this respect, in addition to financial results, the Group is particularly attentive to performance levels in terms of citizenship, environmental risks and the principles of corporate governance. These three subjects are mentioned separately in sections 4.4, 4.6.3, and 6.1.2 of the present Reference Document.

Furthermore, still in the field of citizenship, the Hachette Foundation was set up in 1989, as a result of the determination to extend the traditional activities of a major communication group to include the development of sponsorship and solidarity operations aimed at promoting the values at the heart of the Group's business lines: innovation, youth, culture and education.

To encourage creativity and promote young talent, the Hachette Foundation each year awards bursaries to journalists, writers, screen play writers, photographers, film producers and creators of digital contents. The bursaries acted as a professional springboard by enabling the 93 award winners to clock up a large number of successes and become recognized in their field.

Against a background of economic and cultural globalization, more than thirty countries all over the world have benefitted from the Foundation's support for the French language. Francophone operations include the sponsorship of media libraries and the distribution of thousands of books. In the same spirit, the Foundation has created around thirty cultural areas in children's hospital wards, and has become

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actively involved in the Ministry of Culture's "Culture in Hospital" program.

Lastly, in order to promote a new way of considering cultural sponsorship, RELAY (See Hachette Distribution Services page 33), placed the force of its store chain at the service of UNESCO in December 2001, with the launch of an international campaign in favor of World Heritage and cultural diversity. ■



Recent events and **outlook** for the **future**

7.1 | Recent events

7.1.1 Withdrawal from Matra Automobile

In the near future, Lagardère intends to dispose of Matra Automobile (See paragraph 4.1.3.2), in order to reduce the scope of its business activities. The file will be submitted in April to a group of financial investors, mainly in the private equity sector. Investors are keen to reap the benefits of the excellent quality of the company's teams, and their potential capacity to repeat the historical success they enjoyed with the *Espace*.

For a project like this, it is only natural that the managing executives of Matra Automobile make a financial contribution, however modest, to the new structure. The Lagardère group may retain a small minority interest in the new entity.

This financial operation should ensure the industrial and economic future of Matra Automobile. ■

7.1.2 Candidacy for digital terrestrial television

In the long term, analog television will be replaced by digital television, a process that is inevitable due to the large number of advantages digital technology possesses (unrivalled quality of picture and sound, access to a multitude of interactive services designed for information and entertainment, and access to three times as many free channels on French territory, etc.). In this context, Lagardere Active submitted an application to become a digital terrestrial television (DTT) operator in March 2002. The company has applied to the French regulatory authority, the *Conseil Supérieur de l'Audiovisuel*, for five channels, with a view to broadcasting MCM, Match TV and Canal J, among other things. Lagardère Media is thereby confirming its ambition in a field that is poised for growth.

There is no doubt that Lagardère Media's candidacy for DTT, and the certainty that the Group is about to enter the television market as an operator, constitutes a vital step towards the Group's renewal. With an increased number of channels (a total number of 33 channels will be broadcast through the digital terrestrial system, in addition to the ones already broadcast through cable and satellite), the number of people involved and the variety of business lines will also increase, providing the Group with as many new opportunities to:

- capitalize on its know-how and contents (expertise in the new technologies of communication and interactivity; innovative and creative capacity in program production),
- consolidate existing partnerships and cultivate new ones,
- make a contribution to the pluralism and widening of the cultural and entertainment programs available to the public.

7.2 | Outlook

Lagardère Media

For the past few years, the business environment in which Lagardère Media operates has been typified by a dual movement towards, on the one hand, globalization, and the concentration-reorganization of players in the sector, as a glance at the events in current affairs over the past few months further confirms.

For the years to come, Lagardère Media will focus its strategy on international development, particularly in the United States, and on strengthening its position in the film and television production sector, with priority being given to television, radio and the new media.

These lines of strategy could materialize in the form of a "transforming" acquisition; that is to say, the acquisition of a company that would radically change the size and structure of the Group. Nonetheless, the Group is keeping an eye open for other opportunities that could present themselves, especially the possible redistribution of the share ownership of several entities over the next few months.

EADS

Having demonstrated its capacity to respond quickly in a crisis situation, and confident that the market will soon recover, EADS decided to protect its future by maintaining a high level of investment in research & development (6% of sales, which is proportionally almost double the investment efforts of Boeing), and by avoiding a brutal reduction in staff. Continuing to implement the synergies achieved through the merger of the companies from which it originated, EADS is keeping to the target of increasing its operating margin to approximately 10% of sales by the year 2004.

By doing this, EADS is building up the assets it needs to pursue its ambition as European federator, in the same way as numerous cooperation programs or entities that are already in place, such as Ariane, Eurocopter, Astrium and MBDA. It is all the more vital that this challenge be met, since the movement towards concentration on a global level is being actively pursued in this sector (as demonstrated by Northrop Grumman's current take-over bid for TRW) and also because the government of the United States is providing its companies with unprecedented support, through a massive military budget, the equivalent of double that of all fifteen countries in the European union taken together.

With sales of around € 31 billion, EADS came into existence as one of the three largest aeronautics and defense groups in the world, providing Europe with the capacity to compete with the United States. The extensive reach of the three partners' combined business activities provides EADS with the capacity to compete effectively with Boeing (civil aviation), Lockheed Martin (military aviation) and Raytheon (missile systems).

Given its current position in the financial structure controlling EADS, this industrial group it actively contributed to setting up, Lagardère firmly intends to continue to play a decisive role in the management and strategy of the new company, in a spirit of equitable cooperation with the partners. The critical size of EADS on a global level, along with the forecast improvement in operating results, and the attractiveness of the company's stock due to business development, constitute as many assets for the future for all the shareholders. ■


LAGARDERE

Milestones 2002 • Milestones 2002 • Milestones 2002 • Milestones 2002 • Milestones 2002

Lagardère • Lagardère • Lagardère • Lagardère

LAGARDERE

LAGARDERE



LAGARDERE
100%
Automobile
MATRA
100%
Media
LAGARDERE MEDIA
15,10%
High Technologies
EADS
Books
HACHETTE Livre
Magazines
HACHETTE FILIPACCHI MEDIAS
HACHETTE DISTRIBUTION SERVICES
Audiovisual
lagardere active

Lagardere

Lagardère is a leading French media and high-technology company that has enjoyed steady, stable growth in the fields of culture, information, and communications through Lagardère Media. Thanks to the hard work of dynamic, creative teams, Lagardère Media has spun off its trademarks in France and abroad: **ELLE, Paris Match, Télé 7 Jours, Grasset, Canal J, Europe 1, Fayard, Relay, MCM, Europe 2, Hatier, Le Livre de Poche, Car and Driver** represent products – and values – that are part of the fabric of daily life for consumers all over the world.

2001 was an important year for Lagardère Media, which succeeded in strengthening all four of its branches: it created such new television channels as **Match TV** and **MCM2**; launched new magazines, including **Isa, Bon Voyage, AR** (Ana Rosa) in Spain and **Elle Girl** in the United States; and acquired **Virgin Megastores** and such foreign publishing houses as **Octopus** and **Bruño**.

In the high-technology fields, 2001 will also be remembered for its successes. The **A380**'s launch was confirmed, new versions of the **A340** were spun off, and the program to build the **A400 M** military transport plane got under way. All these assets combined make EADS a powerful group that has everything it needs to pull ahead of the international competition in aviation and space.

Finally, Matra Automobile continued to enjoy excellent sales of its **Espace** last year, in addition to marketing the first **Avantime** cars and developing the **M72.**

Consolidating our leadership positions, inventing new products, and boosting our profitability while guarding our independence are the major aims of Lagardère's strategy – yesterday, today, and tomorrow. The marriage of our two cultures – one industrial and the other media-oriented – makes Lagardère a unique company, enabling us to contemplate the future with confidence and determination. ■

LAGARDERE

Values

The Lagardère Group owes its uniqueness and solidity to the strong values on which it was built: independence, audacity and loyalty.







Independence, first and forever

Lagardère's financial independence and freedom to set its own strategy give the Group control over its strategic choices, plus the capacity and resources it needs to take action.

By merging *the principal European aviation, space and defense firms, EADS has gained a dominant position in the international market. By spurring alliances, Lagardère has become a linchpin in the restructuring of the defense and aeronautics industry in Europe.*

Such autonomy puts ***Lagardère*** in a strong bargaining position when negotiating alliances and developing partnerships. In addition, ***Lagardère's*** balance (based on a portfolio comprised of counter-cyclical businesses), thoroughness, and international growth strengthen the Group's solidarity and ensure it full control over its choices.

A community of entrepreneurs

Lagardère celebrates the entrepreneurial spirit. Entrepreneurship requires audacity, a long-term vision for the growth potential of one's business, and the courage to assume responsibility for one's decisions. It also means cultivating differences.

Aiming toward lasting growth

Throughout its history, the ***Lagardère*** Group has valued medium- and long-term thinking over short-term goals. This corporate culture is essential to achieving stability. The secret is to encourage activities that promote lasting growth and to constantly gather data on a market that is always changing.

The ability to capture emerging business is vital for a group whose activities are centered on communications and high technology.

Good management means making choices

Lagardère's decisions reflect its long-term strategy. Trends come and go; the Group prefers to look at the bigger picture, making the best choices after assessing the potential consequences of those decisions. Even when financial markets are in a state of flux, ***Lagardère*** achieves steady, lasting growth through careful evaluation, spelling out priorities before acting, and anticipating trends. Good management means managing successes and failures alike; it also means acquiring the resources needed to achieve one's goals and being flexible in terms of seizing opportunities. Above all, plurality is a constant priority at ***Lagardère***, both in developing its businesses and in managing them. The Group nurtures a tradition of multiculturalism, and the substantial human potential that goes with it.

A socially aware company

Loyalty and commitment are basic values at ***Lagardère***, and are applied throughout the Group's environment, encompassing employees, partners, and shareholders. The Lagardère spirit also means delegating and considerable autonomy for teams. It is also a way of thinking and acting based on respect.

Making creativity a priority

Lagardère teams are known for their talent and passion. People are one of the greatest assets of the Group, which relies on the skills of all its employees and encourages resourcefulness. In a world where communications and the sharing of information develop new aspects each and every day, openness to others is a fundamental principle for an international group.

Creativity is second nature *for Matra Automobile teams, which shook up the auto industry with the launch of the Renault Espace, the first minivan model and the pioneer of a new generation of vehicles. Today, Matra can repeat the feat with the Avantime.*

The culture of the future

Lagardère is recognized for its strong industrial heritage, the result of its long, successful history in the publishing, aviation and auto manufacturing fields. The Group strives to blend the worlds of traditional industry and new media, convinced that mixing talents and cultivating diverse professional specialties help to promote excellence and nurture dynamism. By fostering the sharing of knowledge, skills and synergies, ***Lagardère*** aims to grow through a broad, cross-disciplinary approach and superb time management.

Audacity

The ambition and determination of its managers have made ***Lagardère*** an international leader in its various fields. Evolving in highly competitive circles, the ***Lagardère*** Group made innovation one of its top values. As a consequence, the Group must constantly generate new ideas, imagine new possibilities, and take risks. Future projects will be driven by these values, embodying the Group's unchanging, pioneering spirit and employing its tested-and-true winning strategy.

Lagardère's most daring move was its successful transition to a media player. Today, Lagardère Media is a major communications group, with teams capable of meeting – and surmounting – any challenge.





FOCUS

Lagardère sponsorship: creating the future by making a difference today

Fondation HACHETTE
sous l'égide de la fondation de France

The very nature of Lagardère's work requires it to be open to the outside world; its activities within the community make it a good corporate citizen on a day-to-day basis.

For the past 14 years, the Lagardère Group has expressed its sense of responsibility for the economic and social world in which it operates through the initiatives of the Hachette Foundation. Created by Jean-Luc Lagardère, the Foundation has allocated nearly € 6,800,000 (FRF 45 million) to its three missions: support for young, creative talent in the fields of writing, audiovisual production, and computer arts; the promotion of French culture and education abroad; and involvement in the "Culture in the Hospital" programme launched by the Ministry of Culture.

Supporting creativity and promoting young talent are the goals of the scholarships that the Hachette Foundation allocates each year to writers, journalists, scriptwriters, photographers, cinema producers, and computer animators. An effective professional springboard, the scholarships have helped 93 winners score a string of successes on their way to becoming recognized professionals.

As economic and cultural globalization become more widespread, the Foundation helps France to strengthen its identity and extend its influence through initiatives to promote French culture in over thirty-five countries.

Finally, by helping the Ministry of Culture with its "Culture in the Hospital" programme, Lagardère sponsorship plays an active civic role.

Lagardère Media


Media
Lagardère Lagardère
Books
Magazines
Distribution Services
Audiovisual

	1997	1998	1999	2000	2001
Contribution to consolidated sales (in €M)	5,738	6,360	6,873	7,203	7,668
Contribution to consolidated operating results (in €M)	227	234	283	323	353
Staff	[illegible]	[illegible]	[illegible]	[illegible]	26,927




Lagardère Media • Lagardère Media • Lagardère Media • Lagardère Media

Lagardère Media enjoys a dominant position as a publisher of informational, cultural and communications-related multimedia content, both in France and throughout the world. With complementary businesses, synergies and international development, it can withstand economic and political ups and downs. It owes its balance to the combined growth of recession-proof activities and the development of cross-disciplinary projects.

With decades of experience (Hachette was founded in 1826), a progressive approach and a modern outlook that takes the emergence of new media in its stride, Lagardère Media has the solidity and openness needed for sound growth. Its strategy favors consistency and daring in order to preserve profitability and jobs and encourage initiatives and innovation. In the fast-changing world of the media – a sector marked by corporate consolidation, constant evolution in technology and increasing globalization – Lagardère Media takes a good, hard look at the state of play before making a decision – but when it's time to make a move, its exceptionally solid finances and top-notch human resources allow it to seize opportunities the moment they arise. ■

LAGARDERE
MEDIA

Lagardère Media is active in every type of media-related business, from books and magazines to television, radio, multimedia and distribution. The Group's fundamental assets include cross-disciplinary, complementary content, internationally recognized brands, strong retail chains, and talented, motivated teams: these are Lagardère Media's assets.



Optimizing the **conditions** for **growth**

Lagardère has recently launched a new magazine, AR, in Spain, strengthened its television line-up with Match TV, created the *heroes of tomorrow* at Hachette Jeunesse, introduced a better way to distribute books through Hachette-diffusion.fr and produced a top-quality European television miniseries about Napoleon. Finally, it has diversified its brands through ElleGirl, shored up its international publishing presence by acquiring Octopus and put together a line of cultural products marketed through Virgin. Today's accomplishments foreshadow tomorrow's successes.



Major developments

Beyond our borders

Globalization is one of ***Lagardère Media's*** strong suits; it must continue to develop Lagardère companies throughout Europe, the United States and Japan in order to maintain its growth. To extend its international reach, ***Lagardère Media*** sizes up local markets and draws on its knowledge of audiences to create a line of products and services tailored to their lifestyles and requirements. ***Lagardère's*** international growth is the flip side of its desire to be a leader in the French market.

Reaching critical mass in television

As a dominant player in the communications market, ***Lagardère Media*** must step up its involvement in television, which in less than a century has become a medium of epic proportions. ***Lagardère Media*** plans to increase the volume of its ambitious, quality productions, forge new alliances, and adopt new technologies, all with the aim of laying the groundwork for the television of tomorrow.




Erik Orsenna
La grammaire est une chanson douce
MATCH
Ces jours qui font trembler le monde
UN NUMÉRO HISTORIQUE
Europe 1
Virgin

Key factors in success

Content is king

For ***Lagardère Media***, being a major provider of new content is a key facet of its identity. Offering the public more and more information, working across several media lines at once, distributing content, and extending the range of available media: longevity – our abiding motivation – derives from range and flexibility.

Continuing the brand policy

Lagardère's name recognition is boosted in particular by its dynamic brands. Creating spin-offs, extending the reach of its brands and developing new ones. Each brand occupies just the right position and enjoys a solid reputation for quality and creativity. The goal is to keep a finger on the pulse of its audiences so as to offer them the broadest possible range of choices.

Staying balanced

Lagardère Media's growth strategy is a long-term one that reflects its desire to resist

FOCUS

A strategy based on **three principles**

Creativity is the essence of a communications group, requiring active imagination, the ability to reinvent, and the resolve to conquer new markets. Fostering greater creativity means taking risks and being prepared to invest.

Profitability: In order to achieve solid financial performance, we must continue the profit-improvement plan adopted in 2001, which has already begun to pay off. It is a program as ambitious as the Group itself.

Synergy guarantees publishers, authors, composers and producers the freedom and independence they need while strengthening the Group to which they belong.


Économie générale
BABAR
et l'oiseau magicien



short-term fads. The Group's recession-proof, complementary businesses help create stability, a strength that Lagardère maintains by fostering the mutual, harmonious development of all lines.

Anticipating and organizing

Given the constant evolution in the world of communications, market leadership requires vigilance and an ability to anticipate change. Lagardère Media conducts a non-stop technology watch focusing on the media, its related professions and new techniques. It also draws strength from up-to-date organization and expertise, which give it the power to contend with changes and new acquisitions.

In consolidating and expanding its activities and performance worldwide, Lagardère Media moves closer to its ultimate, ambitious goal of reaching the top rung in the booming media market. Lagardère Media has been able to assemble the resources needed to achieve this aim, making the Group's current success a blue-chip guarantee for the future. ■







FOCUS

Zooming **in on television**


Zoom
sur la télé

Lagardère Media has published Zoom sur la télé (Zooming in on Television), an educational, informative book that retraces all the major steps in the very young history of television.

Zoom recounts both the industry's origins and its technological breakthroughs, and then zeroes in on the hot issues of today's television and the television of the future, including the major challenge presented by digital broadcasting and its repercussions on the French Television Industry (PAF) and the industries of other countries. Terrestrial digital television (TDTV) is much more than technical news: *it will change our understanding of the place and role of every television set in each household.*

TDTV is a total challenge, one that will have economic, political, and social consequences. The six non-satellite channels received by over 23 million French nationals will eventually climb to 30, and they will be of digital quality. Though the ideal business model for each of the channels has yet to be worked out, TV viewers will nonetheless benefit directly from the new reality. Digital technology will help give them broader access to information, culture, and services, and may even give them a chance to express their opinions through interactive television.



FOCUS

Listening to a **generation**

The Lagardère Group has demonstrated its desire and willingness to reach out to young people through a pair of unique, original initiatives.

In the spring of 2001, the group organized a full-fledged recruiting and pre-recruiting campaign on the Internet, dubbed **The Talent Quest**. A scavenger hunt for information on the group's various sites, the contest spurred students to explore the activities, businesses, products, brands, and values of Lagardère: in short, all the richness of a French communications group with a worldwide reach.


Talent
Quest

More recently, Lagardère Media decided to pave the way for 18- to 24-year-olds through an initiative called **Generational Questions**. Its two key elements involved listening to this emerging generation and providing it with a forum for expression. Twenty young people selected by Sofres interviewed key personalities from the worlds of politics, culture, sports, and the like. Their interviews were published in eight major national dailies (La Croix, Les Echos, L'Equipe, Le Figaro, L'Humanité, Le Journal du Dimanche, Le Monde and La Tribune) and collected in a white paper, which was distributed to 10,000 political and business leaders in addition to the movers and shakers of other fields. Both of the above initiatives perfectly illustrate Lagardère's interest in promoting meaningful, effective solidarity between generations.





Key figures 2001

- 1,853 new Literature titles published
- Representation in 29 countries
- 2,600 employees in France and 1,300 internati
- No. 2 in France
- No. 1 in the French-speaking market
- Le Livre de Poche, Hachette's paperback line, is leader in its market, with a catalogue of 3,500 t
- Hachette Livre, a leader in the Education marke publishes 1,123 new titles per year
- Hachette Tourisme, the No. 1 publisher of travel guides

Key Dates 2001

- *June: acquisition of Bruño in Spain*
- September: hachette.com and hachette-diffusic open for business on the Web
- October: acquisition of Octopus in Great Britain

Hachette Livre, a subsidiary of Lagardère Media, is the second-largest publisher in France, with over 40 publishing houses all told; it is also very active in England and Spain.

Hachette publishes quality titles for ever type of reader in the categories of General Literature, Education, Illustrated Books, Tourist Guides and Encyclopedias. In addition to its bookstore presence, Hachette Livre distributes serial installments at newsstands.

As a publisher, Hachette is known for its professionalism and its ongoing tradition of serving the worlds of culture, education and entertainment.

It is bolstered by strong brands in every field, including such sterling names as Fayard, Grasset, Stock, Calmann-Lévy, Jean-Claude Lattès, Hachette Jeunesse, Hachette Éducation and Hatier, among others. Also worth mentioning are such prestigious collections as Bibliothèque Rose and Verte, La Vie Quotidienne, Bled, Bescherelle, Le Guide Bleu, Le Guide du Routard, – and, of course, such legendary characters as Babar and Bécassine.

Hachette Livre

2001 was an exceptionally good year for Hachette Livre. Each of its businesses and every one of its fields of activity posted excellent performances. The year's highlights included the launch of new collections, new titles, international growth, and a sales figure that increased 3.5%.




Bescherelle
La Conjugaison
Monstres & Cie
Dictionnaire
Hachette
junior

Highlights

In 2001, production was enriched by enhanced efforts to encourage creation and innovation in both the Literature and Illustrated Publications categories. Examples include the new practical information collections of **Marabout** and **Hachette Pratique** in the booming health and well-being niches; the wholly redesigned **Bibliothèque Rose** and **Bibliothèque Verte**; a new **"All About"** collection for children, published by **Disney Hachette Edition**; and a handful of new youth-oriented characters, such as **Gaspard and Lisa**.

Publishers on the Literature trade market reaped the benefits of measures taken to improve production flows and adjust the scope of organizations. **Fayard's** success was a spectacular example, and **Grasset** picked up where Fayard left off. **Stock's** ambitious campaign to court and promote writers bolstered the appeal of its Literature segment, while **Lattès** merged with **Le Masque** to expand its catalogue.

While watching its publishing creativity flourish, Hachette Livre also implemented the tools and established the departments necessary for the optimization of earnings. For example, it revamped its sales teams in order to better meet the needs of bookstores, and launched **hachette-diffusion.fr** commercial portal to greatly enhance its relationships with customers, who can now consult its entire catalogue online. This latter tool – the product of several years' effort to convert the company's backlist to digital format – puts Hachette Livre's service at a level unmatched in the profession, giving it a substantial competitive edge. Hachette Livre publishers are the primary beneficiaries, while





more and more partner publishers are signing contracts to have Hachette Livre handle their distribution. The sharply improved quality of its distribution services also contributed to its excellent performance in 2001.

Against this backdrop of thriving business within France, Hachette Livre accelerated its international growth. In May 2001, it took over the Spanish publisher **Bruño**, and in October acquired the second-largest British publisher of illustrated books, **Octopus**. Although Bruño publishes textbooks for the most part, it also markets academic enrichment and youth-oriented titles. **Octopus**, one of the top illustrated book publishers in Great Britain, includes such prestigious publishers as **Mitchell Beazley, Philip's, Conran,** and **Hamlyn**. Half of its business is international.

These acquisitions signal a new step in a strategy designed to make Hachette Livre a major player in European publishing within the next few years.

>>>

FOCUS

Acquisition of Bruño

Education is a key growth segment for international publishers, especially for Hachette Livre. Academic publishing accounts for one-quarter of its business. All the major players in the industry pick educational publishing as the market most likely to drive international growth. Textbook publishers will need to bring themselves up to date on the new services and tools made possible by new technologies.

With that in mind, Hachette Livre opted to continue its expansion in Spain by acquiring the Madrid-based publisher Bruño (it had already taken over Salvat in late 1998).
Bruño's staff of 180 serves the textbook (47%), academic enrichment (20%) and youth-oriented publications (33%) markets.

hachette-diffusion.fr goes on line

Right from the start, Hachette Livre took a pragmatic approach to digital development, namely, investing in the tools that are most useful. In September 2001, therefore, it launched the hachette-diffusion.fr sales portal, reserved exclusively for bookstores. This portal offers such new services as order placement and information – publishing information, practical tips and so on, providing professional information in real time. The new Website gives bookshops access to Hachette Livre's backlist database, which consists of a catalogue of 70,000 titles. They can also check on release dates and the makeup of the latest 'coming releases' listings, get more in-depth information on publications slated for subsequent months, and read all the latest literary news.


MASSOUD
DES RUSSES AUX TALIBANS
20 ANS DE RÉSISTANCE AFGHANE


COMPLET



FOCUS

Acquisition of Octopus


THE ART DECO HOUSE
THEATRE

Illustrated publications can support international growth when the images they feature are universal and when co-design and even co-publishing issues transcend borders.

To step up its activity in the booming English-language market, Hachette Livre opted to acquire England's second-biggest English illustrated publishing house, Octopus, based in London. Octopus is a strong publishing group, including such prestigious houses as Mitchell Beazley, Philip's, Conran and Hamlyn. Half of its sales are generated internationally and its catalogue boasts 100,000 titles, published as part of such well-known collections as Hugh Johnson's Pocket Wine Guide and Miller's Antiques Price Guide.

Literary Prizes

- *First Novel Prize* to Claire Béchet for "Entre parenthèses" – **Calmann-Lévy**
- *Medicis Essay Prize* to Edwy Penel for "Secrets de jeunesse" – **Stock**
- *Medicis Foreign Novel Prizet* to Antonio Skarmeta for "La noce du poète" – **Grasset**
- *Fémina Essay Prize* to Elvire de Brissac for "O dix neuvième" – **Grasset**
- *Goncourt High School Student Prize* to Shan Sa, for "La joueuse de Go" – **Grasset**
- *Interallié Prize* to Stéphanie Denis, for "Sister" – **Fayard**
- *Quai des Orfèvres Prize* to André Klopmann, for "Crève, l'écran" – **Fayard**



>>>

Outlook

In addition to helping Hachette Livre remain the top publisher in the French-speaking world, the company's strategy aims to shore up its positions in its core businesses, and should also help it gain a foothold in the booming language markets of Spanish and English. Hachette Livre's existing operations in Spain and Great Britain are meant to serve as springboards for intensive expansion in Europe.

To strengthen its positions in the French-speaking market, the publisher will have to expand its activities in Literature, Education, Illustrated Publications and Installments, both internally and through acquisitions. These segments also form the core of Hachette Livre's strategy in other European countries.


Économie générale
conti nentes
2e









Our brands

Education

LES EDITIONS FOUCHER

HATIER

Didier

HACHETTE *Éducation*

Collections

LE LIVRE DE PARIS



Wydawnictwo Wiedza i Życie S.A.





HACHETTE *Collections*

Literature

HARLEQUIN

calmann-lévy





Éditions Stock

JC Lattès

Fayard

grasset

Éditions du Chêne

EDIT1IONS

HACHETTE Littératures

























HACHETTE *Tourisme*

conran OCTOPUS

DISNEY HACHETTE ÉDITION

THE WATTS PUBLISHING GROUP LTD.

HACHETTE *Fascicoli*

DEUX COQS D'OR

PHARE HACHETTE

HACHETTE *Jeunesse*

HAZAN EDITIONS

CASSELL&CO

HACHETTE *Pratique*

Bruño

GAUTIER-LANGUEREAU


Magazines • Magazines • Magazines • Magazines • Magazines • Magazines • Magazines • Magazines • Magazines
Magazines
milestones 2002

Key figures 2001

- The top magazine press publisher in the world
- Over 1 billion copies sold each year in 34 countries, 202 million via subscriptions
- 222 titles
- Over 130,000 pages of advertising sold
- The top foreign publisher in the United States, Spain, Italy, Japan and continental China
- The top magazine press group in Spain (Hachette Filipacchi SA, a wholly-owned subsidiary)
- The fourth-largest magazine press group in the United States (includes the custom publishing division of Hachette Filipacchi Média US, a wholly owned subsidiary)
- The third-largest magazine press group in Italy (Rusconi Editore, a wholly owned subsidiary)
- The top publisher of upscale women's magazines in Japan (Hachette Fujingaho, a wholly owned subsidiary)


DROIT AU LUXE
POURQUOI PAS
marie claire
AR
LA REVISTA DE ANA ROSA
50 IDEAS
VIDA MÁS FÁCIL
25ans
Invitation to Graceful Life

HACHETTE FILIPACCHI MEDIAS

Hachette Filipacchi Médias, a subsidiary of Lagardère Media, is the world's top magazine publisher. Its 222 titles boast a combined circulation of over one billion copies and generate sales of 2.4 billion euros, more than half of that earned outside France.

Elle, *Paris Match*, *Car and Driver* and *Première*... are all examples of HFM's strong brands, names that have made its reputation and guarantee its staying power throughout the world.

Hachette Filipacchi Médias is the top magazine publisher in the French market. It distributes 47 titles, featuring clear, identifiable concepts, in almost every sector, including News, Television, Women's magazines, Recreation, Travel and Youth-oriented, among others. The company puts out a comprehensive line of periodicals that strive to anticipate the aspirations and needs of their readers.

In France, HFM is also active in the daily press, primarily in the Mediterranean region.

A major player in the international magazine industry, Hachette Filipacchi Médias is active in 34 countries worldwide. HFM publishes 165 magazines, one-third of them spin-offs of its primary brands. In the United States, Hachette Filipacchi Médias US reaches nearly 50 million readers through 20 magazines; in Spain, Hachette Filipacchi SA publishes 19 titles; in Italy, Hachette Rusconi produces 24; and in Japan, Hachette Fujingaho publishes 13.

Interdeco, France's top advertising space broker for the print media, has developed the world's most powerful international network. It manages the international advertising of 200 magazines published by HFM and other groups.

Hachette Filipacchi Médias

Hachette Filipacchi Médias had a very dynamic year as a publisher in 2001 while also managing to stay on top of its advertising in a tough climate for all types of media.





Highlights

Dynamic growth and control in France

HFM demonstrated its vitality as a publisher in 2001 by publishing three new titles: **Isa**, an upscale women's magazine, **Bon Voyage**, the first magazine of practical information for travelers, and **Maximal**, a general-interest men's magazine, the French adaptation of **Maxim**. In a year of overall economic stagnation, the new magazines performed well.

The changes that began at Hachette Filipacchi Médias in 2000, in particular the program to boost profitability initiated by Lagardère Media, continued in 2001. Hachette Filipacchi Médias totally completed the divestiture of his manufacturing activities in order to maintain focus on its core business of print media.

In 2001, HFM also acquired a substantial, 42% stake in the **Marie-Claire Group**, which publishes nine magazines in France, 23 editions of **Marie-Claire** and four international editions of **Marie-Claire Maison**. This move rounds out the **Elle** network and its spin-offs and coordinates both groups' international development efforts.

The photo agency network Hachette Filipacchi Photo also shored up its position during fiscal year 2001. HFM's photo business center now has an extensive stock of photographs in terms of photojournalism, in-depth studies, portraiture and pictorial matter.

In the regional dailies niche, efforts to reorganize the southwestern subsidiaries, kicked off in 1999, took full effect in 2001: titles were merged, papers developed closer relationships to


La Provence

their readers, content was reorganized, supplements were published, and more. These titles posted healthy earnings despite a difficult economic environment.

International growth

In 2001, the International Magazine Publishing segment continued to grow despite the general economic slowdown and the events of September 11. New titles were launched: **Elle Girl**, a spin-off of the **Elle** concept for 12- to 17-year-olds, came out in the United States and Great Britain, and **Quark**, a monthly popular science magazine, was introduced in Italy. Two new titles were published in Spain: **Clio**, which provides the historical background for current events, and **AR**, a monthly magazine for women between the ages of 30 and 49. Ana Rosa's launch was especially successful, with first-issue sales of 600,000 copies. **Maxim** in Poland, **Elle Canada** (English language), **Elle Decor** in Russia, **Elle Ukraine** and **25 Ans** in South Korea are other examples of HFM's vitality in its various markets. In addition, HFM collaborated with the Marie-Claire Group to re-launch Marie-Claire magazine in Russia and Poland; the publi- >>>

FOCUS

Interdeco

Market globalization and industry concentration are the key words reshaping the landscape of the communications industry at the dawn of the 21st century. This internationalization, a focus of development for Interdeco second only to its growth in France, will require a multi-subsidiary network that can tailor Interdeco's basic concepts to the major international marketplaces. In follow-up to Interdeco Spain, established ten years ago, several subsidiaries have been created in Italy, Poland and Sweden. Alongside this network, Interdeco Global Advertising markets nearly 200 magazines through 16 offices worldwide. Corporate deals are being worked out with the primary international advertisers within the Interdeco network, the only one large enough to support their strategy of winning the major international markets.

Elle and Elle Decor in Italy

In November 2001, HFM reached an agreement with the Rizzoli Group to acquire its 50% stake in the company that publishes Elle and Elle Decor. Both titles will move into the offices of Hachette Rusconi at the end of the first quarter of 2002. Taking over publication of the magazines will bolster Hachette Filipacchi Médias' position in Italy and enable Hachette Rusconi to become one of the primary partners of fashion and cosmetic advertisers.





FOCUS

The Marie-Claire Portfolio

In March 2001, Hachette Filipacchi Médias acquired a minority 42% stake in the Marie-Claire Group, which publishes nine titles in France and 26 abroad. Marie-Claire's various activities will all remain independent; however, the two groups will combine their efforts to develop Elle and Marie-Claire magazines internationally, within the limits of existing agreements and as opportunities arise. Such collaboration paid off in 2001, when Hachette Filipacchi Médias teams restored the Russian and Polish editions of Marie-Claire, and will continue in 2002, with the launch of a Marie-Claire magazine in continental China.



Hachette Filipacchi Médias' ownership of daily press titles

- La Provence: 100% ◦ Nice-Matin and Var-Matin: 93.9% ◦ Corse Presse: 100%
- Editions Philippe Amaury: 25% ◦ L'Alsace: 20% ◦ La Dépêche du Midi: 15%
- Le Midi Libre: 10%

>>>

cation is managed by Hachette Filipacchi Médias teams.

Outlook

For 2002 and beyond, Hachette Filipacchi Médias will pursue its strategy in accordance with clear objectives announced earlier: shoring up its position as a leader in France and the rest of the world while consolidating HFM's major markets, without ignoring launch or acquisition opportunities that may arise.

For HFM, this primarily means continuing its magazine circulation efforts, consolidating its primary subscriber portfolios, building on the success of titles launched in 2000 and 2001, maintaining advertising sales in an extremely "wait-and-see" climate, and undertaking the commercial reorganization of its photo agencies.

In France, HFM began 2002 by taking over the Paris magazine **Zurban**, which rounds out **Pariscope**. Likewise, the merger of the women's supplements Femina Hebdo (published by HFM) and Version Femme (of the Socpresse-Le Figaro Group) early in the second quarter of 2002 makes the new title, **"Version Femina"**, the No. 1 women's weekly in Europe.

The International Magazine Publishing center plans to launch titles spun off from **Car and Driver**, **Elle Décoration, Maxim, Marie-Claire** and other brands in 2002. In addition, HFM is taking over the management of the **Elle** and **Elle Decoration** magazines in Italy through its wholly owned subsidiary Hachette Rusconi in 2002.

International spin-offs of the Interdeco concept, through the creation of local networks in Italy, Poland and Sweden, will strengthen HFM's position in the advertising space market.

Finally, a new strategy will be used to license leading brands, particularly Elle.


QUARK
I segreti del Cibo
CLIO
MADRID
Capital de España
MICKEY
CAR and DRIVER
MAXIMAL
J-LO
Jennifer Lopez
BON VOYAGE
Montmartre sur les pas d'Amélie Poulain
ELLE CANADA
BEAUTY TRENDS REPORT
EXCLUSIVE! SHERYL CROW
L.A. STORIES
PARENTS
MATCH
Ces jours qui font trembler le monde
UN NUMERO HISTORIQUE
La Provence
nice-matin
JDD
Un projet explosif
Carole Bouquet se donne à Phèdre
QUO
JAK POTĚŠIT SVÉ KOŤÁTKO
DARA ROLINS
ELLE girl
FUN SPRING FASHION
GWEN STEFANI
SHAKIRA!
ELLE ДЕКОР
ЭКЗОТИКА!
PREMIERE
GUIA DVD
Música Maestro
O 'puto-maravilha' a procura da Pedra Filosofal

HFM, Number 1 press group in the world

Women's press: 70 titles ◦ Decoration and living arts: 38 titles ◦ Recreational press: 38 titles ◦ Automotive press: 17 titles ◦ Youth-oriented press: 11 titles ◦ Men's press: 10 titles ◦ Daily press: 10 titles ◦ Celebrity press: 8 titles ◦ Television press: 8 titles ◦ News and business press: 7 titles ◦ Travel press: 5 titles

Our brands



2001 figures

A network of stores unique in the world

- 3,600 stores in 16 countries

Store chains with broad name recognition

Relay

- The top international brand for travelers
- 1,000 stores in 11 countries
- 1 million customers a day

Virgin Megastore

- The second-largest chain of multimedia cultural stores
- A young, loyal customer base: 40% of customers (average age: 29) visit a Virgin Megastore regularly

Le Furet du Nord

- The top regional multimedia bookstore chain in northe
- The biggest bookstore in Europe: Le Furet du Nord in L

Payot Libraire

- The top reference bookstore chain in French-speakin

HDS serves all press publishers

- 80,000 newsstands served each day in Europe
- The top distributor of national press titles in the United Belgium, Spain, Hungary and French-speaking Switze
- The top international press distributor in Germany, Bel Canada, Spain, Hungary, the Czech Republic, Russia a speaking Switzerland


HACHETTE
DISTRIBUTION
SERVICES
DEPART

Hachette Distribution Services specializes in marketing cultural leisure products and services throughout the world.

The company pursues its aim of facilitating access for all to a diversity of ideas and cultures through such international chain stores as Relay and Virgin Megastore and through retail outlets with strong local identities, such as Le Furet du Nord and Payot Libraire. Hachette Distribution Services is the world's top press distributor and operates the largest international network of cultural leisure stores (3,600 outlets).
HDS's companies, brands, and innovation policy enable it to fully exercise its talent as a specialized distributor of cultural products.

Hachette Distribution Services

Hachette Distribution Services saw its business climb sharply in 2001.

Sales were up 14.7% (24% for retail commerce) in inflation-adjusted euros.

The increase was fuelled both by internal expansion and growth through acquisitions in the group's core businesses.





2001 highlights

In France, Hachette Distribution Services is the second-largest distributor of cultural leisure products.

Hachette Distribution Services' acquisition of **Virgin Megastore** outlets in July 2001 bolstered its portfolio of brands and its national network of large multimedia stores. Thanks to Virgin, Hachette Distribution Services has a new, young brand, one that enjoys strong name recognition and complements the other brands in its portfolio.

HDS now manages 38 large multimedia stores in France, located in the heart of Paris and in major regional centres. It owns two leading chain stores: **Virgin Megastore** and **Le Furet du Nord**.

Hachette Distribution Services also developed new retail formulas in 2001, launching the new Relais H shops (newsstands located exclusively in hospitals) and creating new retail formulas in airports (**Découvrir Paris**, **Découvrir La Provence**, and others).


RELAY
Virgin

Its international retail commerce and press distribution business also continued to grow in 2001.

HDS's development of new services for publishers helped sustain the steady growth of its press distribution business, especially in Belgium, Spain, and Hungary.
In the United States, Hachette Distribution Services landed new clients despite tough market conditions. HDS Services is now the top distributor of magazines in the United States, with 42% of the market share in late 2001.

Finally, Hachette Distribution Services gave its network of neighbourhood stores a shot in the arm in 2001 by acquiring **BDP** in Spain, City Press in Hungary, and **InMedio** in Poland.

>>>

FOCUS

Welcome to the world of Relay!

RELAY

Five white letters stamped on a red rectangle:
All over the world, several million travellers per day have quickly learned to make a beeline for this banner. Relay International, a unique brand that capitalizes on upholding the same standards of quality service everywhere, illustrates the strengths of HDS's innovation policy.

Serving as the international standard: The Relay sign – bold and highly visible in transport points – is the same everywhere, in every country in which its stores are located. This consistency is a major boost for the brand's international name recognition; it increases its influence on millions of travelers each day, accelerating the penetration of new markets.

Facilitating access to all kinds of ideas: Each Relay outlet provides a window onto the world of information and entertainment by offering a very wide selection of newspapers, magazines and books.
From the specially adapted architecture and layout to the practical business hours, everything at Relay stores is designed to help travelers find the product and advice they are looking for, letting them easily zero in on 'the medium and message' of their choice.

Promoting a new view of cultural sponsorship: In December 2000, Relay pressed its chain of stores into the service of UNESCO by kicking off an international campaign to protect the world's heritage and cultural diversity. In another example of its community involvement, Relay awards a prize for the best "getaway" novel each year to an author who provides a fresh look at travel from an escapist point of view.

FOCUS

The **magical spell** of Virgin Megastore !


Virgin
MEGASTORE

In July 2001, Hachette Distribution Services shored up its network of large multimedia stores by acquiring the Virgin Megastore chain in France. Virgin's credibility and power, combined with HDS's networks, will enable Hachette Distribution Services to sharply step up its growth and generate synergies.

Launched in France in 1988, the Virgin Megastore concept has revolutionized our view of cultural leisure product retailing. Its success is based on its spectacular staging of all forms of culture in a vast setting, constantly plugged into the latest news and trends.

The new Virgin Megastore concept brings the worlds of music, books, and multimedia closer together. It allows Hachette Distribution Services to offer music lovers, bookworms, and electronics aficionados alike a range of products and services that are in step with the cutting edge of new technologies.

As the flagship for this legendary chain, the 4,000+ sq.m Virgin Megastore on the Champs-Elysées in Paris stands out for its incomparable architecture. Each and every day, this temple of digital technology attracts over 35,000 music and literature buffs, plus everyone passionate about video games and comics. Each year, more than 3 million customers (average age: 29) pass through the doors of this music and multimedia palace, which moves to the beat of the capital with echoes from more distant places.


les documents



>>>

Outlook

Hachette Distribution Services' development strategy focuses on **three major areas: retail commerce for travellers and commuters, trade in cultural leisure products, and the distribution of press titles to points of sale.**

Retail outlets serving the needs of travellers and commuters (airports, railway stations, subway stations) represent a historical niche for Hachette Distribution Services, which has been active in this market since the first "railway station bookshop" opened in 1852 in Paris' Gare de Lyon.

With over 1,000 newsstands in transport points, **Relay** has become a leading store chain in the travel world. From New York to Budapest, Madeira to Frankfurt, **Relay** serves more than one million customers per day.

Trade in cultural leisure products is the second major growth and development area for Hachette Distribution Services. In France, HDS plans to open five new Virgin Megastores in 2001, in Nice, Toulouse, Nantes, Paris-Barbès, and Melun Sénart.

In the field of press distribution to stores, the group hopes to strengthen its position by extending its geographical coverage and developing new distribution channels (specialty direct sales). HDS expects its network of neighbourhood stores to grow again in 2002, and will give priority to the countries in which Hachette Distribution Services is already established, particularly in Central Europe.



FOCUS

Curtis circulation company, a pioneer in specialized sales

Curtis Circulation Company, an HDS subsidiary in the United States, is the top distributor of magazines in America. The company currently leads a network of press wholesalers that serves more than 180,000 points of sale each day in the United States.

In the pioneering and highly competitive market of magazine distribution in the United States, Curtis Circulation Company has always shown responsiveness and creativity, the better to meet the expectations of its publisher customers. It owes its policy of innovation, its amazing development, and the steady growth of its market share (almost 42% at the end of 2001) to the initiative it took back in 1997 to increase its sales of specialty titles.

To meet the challenge, Curtis Circulation Company has created a specific department responsible for targeting new markets for its specialized titles. It also became the distributor for new, dedicated networks, including university bookstores, music shops, home improvement stores, pharmacies, and more. As a result, the titles distributed by Curtis are now totally in sync with the interests of consumers.



Aelia and airport commerce

Invented in 1852 by Louis Hachette when he created the first "railway station bookshop" in Paris' Gare de Lyon, transport-point retailing has been a historical avenue of international growth for Hachette Distribution Services.

Its subsidiary Aelia, the top French airport retailer, manages a network of speciality chain stores, both as franchises (Réunion des Musées Nationaux, Hermès, Christofle) and directly (Virgin, Cosmopole, French Days, and the like).

HDS's rich portfolio of chain stores satisfies the desire of airport retail-space developers to make these high traffic areas a part of everyday life in the 21st century.

Hachette Distribution Services is now the top European and the second-ranking international player in this thriving market.

Our brands


Virgin
MEGASTORE


RELAY



Hachette Distribution Services


Audiovisual • Audiovisual • Audiovisual • Audiovisual • Audiovisual • Audiovisual
Audiovisual

Key figures 2001

- Europe 1: more than 5 million listeners per day
- The second-largest radio business center in Franc
- The top European producer of content for special-channels, through Lagardère, multiThématiques a CanalSatellite
- MCM, the top special-interest channel among 15- to 24-year-olds
- Canal J, the top special-interest channel for childr
- Production of almost 500 hours of programming i
- 7,000 hours of programming in its catalogue
- The top French broker of radio advertising airtime
- The top content provider for interactive services i

Key dates 2001

- Launch of MCM 2 (April) and of Match TV (Decem
- Takeover of Telmondis (February), Pathé Télévision and DMLS TV (July)
- On 8 February 2001, an episode of the Julie Lesc series earned the second-highest prime-time aud rating in 2001: 11.5 million TV viewers, or 49.1% of the market share
- Fabio Montale attracted a record audience of 12.5 TV viewers, a 48.8% market share, on 3 January


FICTION
Alain Delon
Marseille

lagardere active

Audiovisual

Lagardere Active handles all audiovisual production, radio, advertising sales and new media activities for the Group.

A producer of audiovisual content for special-interest channels, Lagardere Active capitalizes on its well-known stations (such as **Canal J**, **MCM** and **Match TV**) and is a major player in production (**GMT Productions**, **DEMD Productions**, **Image et Compagnie**, among others) and distribution (**Lagardère Images International**).

Lagardere Active is the second most important French radio group, with three national networks: **Europe 1**, **Europe 2** and **RFM**. Outside France, Lagardere Active Radio International (LARI) is active in 7 countries. Lagardere Active Publicité is an advertising broker, selling advertising airtime and space for Group and non-group television, radio, interactive services and Websites.

Lagardere Active also operates in the new-media niche (Internet and interactive services), providing content for special interest programming as well as consulting and services.

Finally, Lagardere Active owns 34% of **CanalSatellite** and 27.4% of **multiThématiques**.

Lagardere Active

Attentive to trends in its markets and their environments,

Lagardere Active enjoyed a year of growth in audiovisual production

and consolidation in radio in 2001.



It also refocused its business in the new media niche.



Highlights

Growth in audiovisual production

Lagardere Active produces programming for special-interest music channels (**MCM**, **MCM International** and **MCM Africa**, **Mezzo**), children's channels (**Canal J** et **TiJi**) and lifestyle channels dealing with such topics as weather (**La Chaîne Météo**) and health (**Santé Vie**).

In 2001, two new channels were introduced:

- The highlight of the year was the December launch of **Match TV**, an entertainment and news television channel inspired by Paris Match magazine;
- **MCM2**, a channel that targets 25-to 35-year-olds, was launched in April to solidify the position of **MCM**, the top music channel and the top channel among 15-to 25-year-olds in France.

To support these developments, Lagardere Active moved to a new broadcasting center able to accommodate up to 14 channels.

Lagardere Active is also a top producer of audiovisual programming, both in terms of hours produced (almost 500 in 2001) and the quality of its shows (*Julie Lescaut, Les Misérables, Joséphine ange gardien, the Riposte shows, C dans l'air,* and more). This year, its audiovisual business center stepped up its involvement in the production of entertainment programming (acquisition of **DMLS TV** and of **Telmondis**) and fiction (takeover of **Pathé Télévision**). Lagardère Images International, which acquires and distributes programs and television channels, has over 7,000 hours in its catalogue and does half of its business internationally.

The growing success of its special-interest channels and audiovisual production confirm Lagardere Active's position in the


MATCH TV
TOUT LE MONDE AVANT TOUT LE MONDE.

audiovisual industry. It also gives it a considerable edge with respect to future developments, terrestrial digital TV in particular.

Consolidation in the radio niche

The radio market was hit hard by the decline in advertising revenues, yet Lagardere Active's recognized brands enabled it to hold onto its positions. **Europe 1**, the station that sets the standard for news and information, has found its recipe for success since it introduced a News & Talk format in 1996: news-oriented, interactive talk radio. The station has added three audience points in five years.

In the highly competitive world of music radio, the FM business center has adopted a strategy of targeting a younger, broader audience. **Europe 2** is gradually moving to a general-interest format for 18- to 35-year-olds, and **Europe 2's** morning shows have helped boost its audience in that target group. RFM, which focuses on music from the 80s and 90s, is expanding its programming to include today's music through a contemporary, mass-appeal "soft pop" format it calls "The Best of Music".

Expanding the services of our advertising brokerage

Lagardere Active Publicité was the leading advertising airtime broker for radio in 2001, with 37.4% of the advertising market share. It has expanded its services to include the sale of advertising space/airtime for television, interactive services and the Internet. Its new areas make **Lagardere Active Publicité** a solid, recognized multimedia advertising broker.

>>>

FOCUS

Beating everyone else to the punch : Match TV

The motto of Lagardère Active's latest special-interest channel could be "Understanding the world through the people who make it go round". Launched in December 2001 and modeled after the famous magazine of the similar name (Paris Match), Match TV is a semi-general interest channel focusing on current events.
News reporting, interviews with public figures, regular features, biographical documentaries and feature-length films fill out a programming slate focusing on three topics: public figures, news, and the art of living. Media personalities such as Alain Génestar, Frederic Lopez, Florence Belkacem and Frederic Mitterrand, among others, host shows enlivened by the features produced by such well-known figures as Stéphane Bern and Isabelle Motrot. Match TV is a superb example of the synergies within Lagardère Media: the Group's producers got together to help work out the concept and supply the channel with programming.

Match TV ultimately aims to become the top channel in its category. For Lagardere Media, it is a major asset in its pursuit of the terrestrial digital TV prize.

FOCUS

Napoleon

There is no question that the big event of the 2002 fall television season will be France 2's airing of the four-part series, Napoleon, which is divided into episodes of 96 minutes each. Heartened by the success of Le Comte de Monte Cristo and Les Misérables, GMT Productions kicked off the international co-production in 2001.
The project involves eight countries – France, Germany, Italy, the United States, Spain, Canada, England and Hungary.
The script, written by Didier Decoin of the Academia Goncourt, is loosely based on the book by Max Gallo, and was directed by the internationally acclaimed director Yves Simoneau. The cast includes such highly regarded actors as Isabella Rossellini (Joséphine), John Malkovich (Talleyrand), Anouk Aimee (Laetizia Bonaparte), Gerard Depardieu (Fouché) and Christian Clavier as Napoleon. The film switches back and forth between adventure scenes, political confrontations, battles and intimate one-to-one encounters, recreating the extraordinary depth and complexity of its main character.



Lagardere Active Publicité:

the **dynamics** of a **multimedia advertising broker**

Lagardere Active Publicité started out as an advertising airtime broker focusing exclusively on radio. It has gradually become a top-notch broker of space/airtime for multiple media.

Capitalizing on Lagardere Group media – in particular radio, which guaranteed it a dominant audience share and advertising market – Lagardere Active Publicité branched out into the new media and expanded it business in 2002 to include three business centers:

- Radio: Europe 1, Europe 2, RFM, Les Indépendants, Ouï FM, BFM, Autoroute Info, Autoroute FM, 107.7 FM and TSF;
- Television: the channels of the AB group, including RTL9, the special-interest channels Match TV, MCM, MCM2, MCM Africa, Canal J, TiJi, La Chaîne Météo and Santé Vie; regional channels Télé Lyon Métropole, Télé Toulouse, Clermont 1ère and TV7 Bordeaux and Interactive services Infométéo - La Chaîne Météo, Infoclip - MCM, Canal J Interactif.
- The Internet: more than 30 Websites, including Club-Internet.fr, Europe1.fr, Routard.com, LePoint.fr and others.



>>>

New media

Lagardere Active decided to concentrate its new media business on content syndication, developing interactive services for television, and consulting and services for operators, ISPs and companies in general.
Lagardere Active ITV is offering five new interactive services on the CanalSatellite channel. It is also helping to produce services distributed on platforms abroad (the **Car and Driver** service on Echostar, the second-most-popular satellite package in the United States). Lagardere Active ITV controls **Le Journal de Chez Vous**, the top interactive service for local news on cable and satellite.
To strengthen their line of services, Lagardere Active and Accenture announced the creation in June 2001 of **The Broadway Factory**. Designed to deliver "one-stop shopping" for interactive television, TBF offers content and service consulting, design and publication.

Lagardere Active is the top content syndicator in France, with the most extensive catalogue in the distribution market. The Group is branching out into new media such as the Web, SMS, wireless multimedia, CD-ROMs and personal digital assistants in its traditional areas (entertainment, news, education, women's publications, and localized content) and those of its publishing partners. To meet the growing demand for new content and services, Lagardere Active has decided to combine two of its B-to-B subsidiaries (Le Studio and Plurimedia Spectacles) into a single company, christened **Plurimedia**. The only operation of its kind in France, the new company aims to become a major player in the production and development of multi-platform content and services for telecommunications carriers, big companies and the media.

Outlook

Lagardere Active is gradually putting together the resources that Lagardère Media will need to be a major player in television over the next several years. The growth prospects for digital television and the many potential market opportunities now appearing are spurring Lagardère Active to be even more aggressive in the areas of radio and television. It also wants to consolidate its TV production activities by acquiring new companies.

Finally, Lagardère Active plans to seize the opportunity offered by terrestrial digital television, an up-and-coming alternative to cable and satellite. Lagardere Active possesses impressive assets: the strength and name recognition of its brands, the know-how of its teams, the volume of its television production, the richness of its catalogue, and the expertise of its advertising brokerage. ■







Our brands

Radio


Europe 1
Europe
RFM

Television


Mezzo
la chaîne Opéra, Danse, Musique et Jazz
MCM
MCM Africa
Match TV
Canal J
CANALSATELLITE
la chaîne météo
multiThématiques
MCM2
SANTÉ VIE

Audiovisual Production









LEO PRODUCTIONS
DEMD
DMLSTV
EUROPE IMAGES INTERNATIONAL
maxima M
IMAGE et COMPAGNIE
telmondis
JLR PRODUCTIONS
les films d'ICI
Studio 1

New Media









routard.com
pariscope.fr
Par ici la sortie
plurimedia
the Broadway factory
Europe1.fr
LE JOURNAL DE CHEZ VOUS
HFG
HACHETTE

Matra Automobile

Matra Automobile

Lagardère Lagardère

	1997	1998[1]	1999	2000	2001
Contribution to consolidated sales (in €M)	1,141	1,123	1,143	1,183	1,141
Contribution to consolidated operating results (in €M)	63	77	70	71	66
S[illegible]	3,575	2,860	[illegible]	3,329	[illegible]

[1] The 1998 financial data shown in the facing table take into account Matra Transport International's exclusion [illegible]





Matra has built its reputation by pursuing a strategy that is daring for the auto industry: using the future as an engine for growth. Its commitment shines through in its ventures, brands, makes, innovations, and projects. Matra is creative, responsive and motivated by a desire to think about automobiles in a new way. The company's bid to become a full-fledged manufacturer is totally legitimate: it has already produced nearly 1 million vehicles.
Matra invented the concept of the minivan with the Espace, moving forward in partnership with Renault to create a market that was the envy of automakers the world over. Its alliance with Renault continues with the Avantime, which is the epitome of creativity and technology, ready to carve out a new market in the upscale niche.
To ensure future growth, Matra will continue to pursue its multi-product/multi-business strategy and reacquaint the public with its name as an automaker.

Key figures 2001

☐ *Espace registrations in 2001:*

- *The Espace tops the list of vehicle registrations in Europe, with 21% of the total*
- *France remains the key sales market for the Espace, buying 45% of the vehicles produced*
- *50% of all large minivans registered in France (49% in 2000) are Espaces*

☐ *2001 sales:*

- *59,116: Espace*
- *1,329: Avantime (introduced in December)*


MATRA



FOCUS

Avantime : the **revolutionary** sedan

After working together on three generations of Espace vehicles, **Renault** and **Matra** are now teaming up to launch a revolutionary vehicle: the **Avantime**. This high-end sedan hit the market in December and has a legitimate shot at positioning itself as an incomparable vehicle that meets top-of-the-line quality standards.

A pure product of the creativity of **Matra** architects and **Renault** design, this upscale vehicle takes a novel approach to passenger sedans. Its original style and innovative design give the **Avantime** a distinct personality all its own, designed to appeal to a customer base bored with the classic styles of the traditional great road cars.

Depending on how successful it is commercially, the **Avantime's** production rate could easily be increased, since **Matra's** production capacity can be adjusted quickly.





Highlights

The third-generation **Espace***, designed and manufactured by Matra Automobile, offers* many technical and customer service-related innovations not found in the earlier version. First marketed in late 1996, the minivan has topped the list of the most frequently registered cars in its category for four years running, beating out ten other competing makes.

In 2001, the European market for large minivans shrank by a substantial 8%. Despite investing less than the competition in product upgrades, the **Espace** held onto its rank as the most commonly registered European car, with 21% of the total in 2001. France remains the top market for the **Espace**, absorbing 45% of production. One out of every two large minivans – 50%, to be exact – registered in France in 2001 was an Espace, against 49% in 2000.

The first engine version (V6 gasoline) of the **Avantime** was marketed in the last quarter of the year. This original concept is part of the *innovation strategy of Matra Automobile.* Both the press and the make's first customers have hailed its audacity and innovativeness, wide appeal, original design, and the sheer pleasure of driving the smooth-running, high-performance car. It will be clear just how much commercial appeal the Avantime has when a complete line of engines is marketed in 2002.

In conjunction with its production of the **Espace**, Matra Automobile is continuing to implement its multi-product, multi-business strategy.

Studies of the **M72** continued in 2001. This new vehicle – a lightweight two-seater positioned mid-way between motorcycles and automobiles – can be driven from age 16 onward in France and many other European countries. When the *exploratory study* was complete, **Matra** decided to launch the development of the model. The **M72** – to be marketed in 2003 through a network of partners, chief among them **Renault** – will help revive the **Matra** brand.

Outlook

While brainstorming other new automobile concepts, **Matra** continued to pursue its strategy of working with manufacturers on vehicle development, studies and tests in 2001. **Matra Automobile** and its subsidiaries (CERAM and D3) posted consolidated sales of 20.5 million euros for such services in 2001. Many promising business contacts were also made during the year. ■


M72

FOCUS

M72: a new industrial and commercial project

Matra chose the 72nd Geneva automotive show as the venue for its preview of a new version of the **Matra M72**. Equipped with an optional 50-hp engine, the prototype upgrades the original **M72** 20-hp concept car unveiled at the Mondial de Paris in 2000. **Matra** is using this upcoming line of vehicles to highlight its re-entry into the European auto market by 2003.

To meet the new production and marketing challenges presented by the **Matra M72**, the company will construct a new production plant in Romorantin (Loire and Cher), Matra's industrial birthplace.

The cars will be distributed through a direct, lean, flexible, original sales organization. Matra will call on both traditional auto industry partners and contacts from the recreational equipment profession and online Internet commerce.


EADS
High Technologies

	1997	1998	1999[1]	2000[2]	2001
Contribution to consolidated sales (in €M)	3,156	3,197	4,257	3,806	4,486
Contribution to consolidated operating results (in €M)	322	343	159	166	104
Staff[3]	19,401	17,752	17,287	13,459	15,358

1. Data corresponding to 33% of Aerospatiale Matra. Datat published up until 1998 are relative to 100% of Matra Hautes Technologies
2. Data corresponding to 33% of Aerospatiale Matra for the first quarter and 15.14% of EADS N.V for the second quarter. The data used for previous years are therefore not comparable.
3. From 1996 to 1998, employees were accounted at 100% for all consolidated companies.







EADS is the world's second-largest player in the aeronautics and defense industry. It employs roughly 100,000 people, chiefly in France, Germany, Great Britain and Spain. Its leading programs enjoy wide name recognition and are remarkably well positioned in their markets. Eurocopter and the Ariane launchers are the top products in the civil helicopter and commercial satellite launch markets. Airbus ranks second worldwide for civilian airplanes seating over 100, as does MBDA for missile systems. And EADS ranks right at the top in the satellite market and the market for military transport, mission and combat airplanes. EADS (the European Aeronautic Defence and Space Company - EADS N.V.) is a product of the merger of Aerospatiale Matra, DaimlerChrysler Aerospace AG (Dasa) and Construcciones Aeronauticas SA (CASA), which took place in July 2000. The EADS Group is organized into five major divisions: Airbus, Military Transport Airplanes, Aeronautics, Civil and Defense Systems and Space.


EADS
European Aeronautic Defence and Space Company

High Technologies

2001 Figures

EADS

- *Sales of 30.8 billion euros in 2001, up 27%*
- *Orders worth 60.2 billion euros in 2001, an increase of 23%*
- *An order book of 183.3 billion euros in late 2001, up 39% and representing six years of sales*

Airbus

- *Sales of 20.5 billion euros in 2001*
- *Record delivery of 325 airplanes in 2001 (311 in 2000), or 38% of all deliveries in the world*
- *An order book totaling 1,575 aircraft, valued at 156.1 billion euros, accounting for 54% of all orders for 100+ seat commercial aircraft in the world; this production program provides **Airbus** with more than 5 years of work*
- *Highlight of the year*
- *Creation on 11 July 2001 of the integrated company Airbus SAS, held 80% by **EADS** and 20% by **BAe Systems.***

FOCUS

A380 program



A380
A380

The ***A380 program*** has successfully completed several stages, including the signing of 85 orders, 12 commitments from 9 different customers, the machining of the first part, and the laying of the foundations for the ***A380*** sites in Toulouse and Hamburg. With a wingspan of 79.8 m and a broad, three-level fuselage (two levels reserved solely for passengers, plus a baggage hold), the airplanes of the ***A380*** family will be larger than any civil passenger plane made to date. This craft was designed to meet market demand for very large jumbo jets, which market specialists estimate at 1,500 airplanes over a 20-year period (including 315 cargo planes, being developed concurrently with the passenger version).

FOCUS



Creative synergies

EADS is on track to meet its goal of creating 600 million euros in annual value, beginning in 2004, thanks to a number of initiatives to promote synergies that are already well under way. In 2001, synergies helped the Group post an additional EBIT of 100 million euros, or 60% more than its initial objective. Half of the value will be created through synergies from purchasing and the rest through economies of scale in R&D and production, as well as through new business opportunities.





Highlights

In 2001, EADS continued to consolidate and build critical mass in each of its specialties, in an industry characterized by widespread restructuring.

EADS itself took two major steps in that direction:

- First, it integrated the **Airbus SAS** company on 11 July 2001, combining all of the commercial and industrial resources **EADS** and **BAe Systems** devote to **Airbus** in a tighter-knit operation. On 18 December 2001, it put the finishing touches on the **MBDA** company, which brings together the interests of the two partners and of **Finmeccanica** in the field of tactical missiles, enabling **EADS** to optimize its control of that specialty as well.
- In addition, **EADS** and **Finmeccanica** created **ATR Integrated** on 23 May 2001. The move restored the profitability and improved the efficiency of its regional aviation business. Over the course of the year, **EADS** acquired **Cogent** (United Kingdom), a military telecommunications specialist; invested in **Patria** (Finland), **PZL-Okecje** (Poland) and **Australian Aerospace**; and established partnerships with **Northrop Grumman** (United States).

All these moves were motivated by the Group's penetration of new markets and the expansion of its technological portfolio.

In addition, exploiting the synergies among the various kinds of expertise within the Group yielded a major commercial success. On 18 December 2001, eight European nations signed a contract with **EADS** to purchase 196 **A400M** military transport planes, the biggest contract ever signed in Europe. The **A400M** owes its success to the



synthesis of **Airbus** technological know-how and the name recognition of **EADS's** Military Transport Airplanes Division.

Outlook

EADS is continuing to pursue its strategic goals and is shifting the focus of its business back to defense. The goal is to strengthen the success and momentum of its portfolio of recent, well-targeted products – which meet new security and defense needs – through ongoing R&D efforts. With sales of over 6 billion euros and an order book at year's end of almost 18 billion euros, the outlook for sales growth and increased profitability in the Defense Division is solid.



2001 Figures *(other divisions)*

☐ ***Military Transport Airplane Division:***

- *Sales of 0.5 billion euros in 2001.*
  *The first deliveries of the **C-295** to the Spanish government.*
- *An order book of 1.3 billion euros, thanks in particular to the success of the **C-295s** sold to Poland.*
- *The signature of a development and production contract for 196 **A400Ms**, giving the division substantial room for business growth (the deal is expected to be entered into the order book in 2002).*

☐ ***Aeronautics Division:***

- *An 8% increase in sales, to 5.1 billion euros; this jump reflects the increased production rate of the **Eurofighter** and the success of the division's helicopters, especially military helicopters, including the **Tigre** and **NH90**.*
- *Eurocopter now has orders for over 500 military helicopters on its books.*

☐ ***Civil Systems and Defense Division:***

- *An increase in sales of 15% to 3.3 billion euros in 2001.*
- *As of the end of 2001, the order book totaled 9.7 billion euros, or the equivalent of almost three years of sales.*
- *Creation of **MBDA**, the world's second-largest manufacturer of missiles, with sales of 2 billion euros and an order book worth 13 billion euros in 2001.*
- *Acquisition by **EDSN (EADS Defense and Security Network)** of Cogent, the British leader in encrypted military telecommunications.*

☐ ***Space Division:***

- *Despite a tough sales environment, sales stayed fairly stable at 2.4 billion euros.*
- *An order book of 3.8 billion euros, representing a year and a half of sales.*

Key figures 2001


Consolidated sales five-year trends
€ 10,047 M
€ 10,692 M
€ 12,285 M
€ 12,192 M
€ 13,295 M
1997
1998
1999
2000
2001
Consolidated operating income five-year trends
€ 608 M
€ 644 M
€ 520 M
€ 572 M
€ 514 M
1997
1998
1999
2000
2001
Net earnings per group share five-year trends
€ 210 M
€ 280 M
€ 241 M
€ 581 M
€ 616 M
1997
1998
1999
2000
2001
Net earnings per share five-year trends
€ 1.72
€ 2.26
€ 1.91
€ 4.30
€ 4.36
1997
1998
1999
2000
2001
Consolidated cash flow five-year trends
€ 711 M
€ 415 M
€ 322 M
€ 717 M
€ 219 M
1997
1998
1999
2000
2001

Consolidated balance sheet *in millions of €*

	2000			2001		
	Non-HT*	HT**	Total	Non-HT*	HT**	Total
Fixed assets	5,776	1,823	7,599	6,105	2,756	8,861
Current assets	4,595	4,116	8,711	4,339	4,813	9,152
of which marketable securities and cash	2,032	1,197	3,229	1,790	1,213	3,003
TOTAL ASSETS	10,371	5,939	16,310	10,444	7,569	18,013
Stockholders' equity and permanent funds	3,832	473	4,305	3,859	885	4,744
Reserves for risks and charges	1,427	1,063	2,490	1,180	1,189	2,369
Deferred liability***	1,924	875	2,799	2,090	982	3,072
Current liabilities	3,188	3,528	6,716	3,315	4,513	7,828
TOTAL LIABILITIES	10,371	5,939	16,310	10,444	7,569	18,013

* Non-HT : non-high tech
** HT : high-tech
*** included TSDI (1992)

Consolidated income statements *in millions of €*

	2000			2001		
	Non-HT*	HT**	Total	Non-HT*	HT**	Total
Sales	8,386	3,806	12,192	8,810	4,486	13,296
Operating income	406	166	572	410	104	514
Non-operating expenses	(29)	(81)	(110)	– 4	– 11	– 15
Operating income	377	85	462	406	93	499
Profit and loss on extraordinary activities	683	(32)	651	– 109	462	353
Others	(454)	(44)	(498)	– 132	– 93	– 225
Net income – total	606	9	615	165	462	627
Minority interests	(29)	(5)	(34)	– 19	8	– 11
Net income – Group earnings	577	4	581	146	470	616

* Non-HT : non-high tech
** HT : high-tech

Shareholders' memorandum

Changes in share price since the beginning of 2000


Lagardère
CAC 40
110
100
90
80
70
60
50
40
30
7,500
6,500
5,500
4,500
3,500
Source: GL Multimédia
Jan 00
Feb 00
Mar 00
April 00
May 00
June 00
July 00
Aug 00
Sept 00
Oct 00
Nov 00
Dec 00
Jan 01
Feb 01
Mar 01
April 01
May 01
June 01
July 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02

Changes in share price since the beginning of 2001


Lagardère
CAC 40
73
66
59
52
45
38
31
6,900
6,100
5,300
4,500
3,700
2,900
Source: GL Multimédia
Jan 01
Feb 01
Mar 01
April 01
May 01
June 01
July 01
Aug 01
Sept 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02

Changes in Lagardère's market capitalization vs. CAC 40 price index from 1993 to 2002


Lagardère
CAC 40
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
Source: GL Multimédia
1994
1995
1996
1997
1998
1999
2000
2001
2002

Per-share data *in €*



	1997		1998		1999		2000		2001	
	Not diluted	Diluted (1)	Not diluted	Diluted (1)	Not diluted	Diluted (2)	Not diluted	Diluted (2)	Not diluted	Diluted (2)
Consolidated net income Group earnings per share	1.80	1.72	2.38	2.26	2.00	1.91	4.51	4.30	4.59	4.36
Net assets per share	15.50	14.83	16.51	15.67	19.27	18.37	28.80	27.46	30.63	29.08
Cash flow per share	5.03	4.82	4.98	4.72	5.15	4.91	5.40	5.15	4.26	4.04
Market price on December 31	30.34		36.21		54.00		61.80		47.00	
Dividend	0.67		0.78		0.78		0.78		0.82	

(1) including shares that may be created subscription warrants, stock options and convertible bonds.
(2) including shares that may be created as a result of stock options.

Trading volumes in 2001
monthly average


421,879
481,750
560,991
526,626
532,981
370,452
443,178
1,091,937
769,306
626,044
525,595
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER



Jean-Luc Lagardère
General Partner
and Chief Executive Officer

Arnaud Lagardère
General Partner
and Chief Executive Officer,
Lagardère Media



Philippe Camus
General Partner
and Co-chief Executive Officer EADS

Corporate Group

Finance



Dominique D'Hinnin
Executive Vice-President

Human Resources
and Communication





Thierry Funck-Brentano
Executive Vice-President

Legal and
Administrative



Pierre Leroy
Executive Vice-President

The office of
Jean-Luc Lagardère



Patrick Déchin
Director of the Chairman's
Office Committee Secretary

Media

Corporate Media
Jean-Luc Allavena
Chief Operating Officer

Corporate Media
Frédérique Bredin
Vice-President Strategy and Development

Audiovisual
Arnaud Lagardère
Chairman and CEO
Lagardere Active

Magazines
Gérald de Roquemaurel
Chairman and CEO
Hachette Filipacchi Médias

Books
Jean-Louis Lisimachio
Chairman and CEO
Hachette Livre

Distribution Services
Jean-Louis Nachury
Chairman and CEO
Hachette Distribution Services

EADS

Jean-Louis Gergorin
Management Committee
Director of Strategy




Jean-Paul Gut
Management Committee
International Director

Other Business Activities

Automobile
Philippe Guédon
Chairman and CEO
of Matra Automobile

Automobile
Jean-Louis Caussin
Chief Operating Officer
of Matra Automobile

Banking


Bernard Esambert
President, Supervisory Board
of Banque Arjil & Cie and Arjil & Associés Banque Group

Banking
Michel Renault
President, Board
of Managing Partners
of Banque Arjil & Cie





General partners

Jean-Luc Lagardère

Société Arjil Commanditée-ARCO

Managing partners

Jean-Luc Lagardère

Société Arjil Commanditée-ARCO
represented by

Philippe Camus
Chairman and Chief Executive Officer

and

Arnaud Lagardère
Deputy Chairman and Chief Operating Officer

Statutory auditors

Barbier Frinault et Autres

Alain Ghez

Mazars & Guérard

Supervisory **board**

Chairman
Chairman of the Audit Committee

Raymond H. Lévy
Honorary Chairman, Renault SA

Deputy chairman

Bernard Esambert
Permanent Representative of Lagardère Capital & Management
Chairman of the Supervisory Board, Banque Arjil & Cie

Censor

Yves Sabouret
Chief Executive Officer, Nouvelles Messageries de Presse Parisienne (NMPP)

Corporate secretary

Pierre Leroy
General Counsel Secretary, Lagardère Group

Member
Manfred Bischoff
Chairman of the Management Board, DaimlerChrysler A.G.

Member
Georges Chodron de Courcel
Deputy Chief Executive Officer, BNP-PARIBAS

Member
Member of the Audit Committee
GAN S.A.
Represented by M. Helman le Pas de Secheval (Chief Financial Officer, Groupama)

Member
Pehr G. Gyllenhammar
Chairman, CGNU plc (London)

Member
Pierre Lescure

Member
Member of the Audit Committee
Christian Marbach
Chairman, Agence des PME

Member
Member of the Audit Committee
Bernard Mirat
Former Deputy Chairman and Chief Operating Officer, Société des Bourses Françaises

Member
Member of the Audit Committee
Jacques Nivard
Stockbrocker, Honorary Chairman, Nivard Flornoy-Fauchier Magnan Durant des Aulonois

Member
Jean Peyrelevade
Chairman and Chief Executive Officer, Crédit Lyonnais

Member
Didier Pineau-Valencienne
Honorary Chairman, Schneider Electric
Vice-Chairman, Crédit Suisse First Boston

Member
Felix G. Rohatyn
Former United States Ambassador to France

Member
Michel Rouger
Honorary President, Paris Commercial Court

Contacts

Lagardère Media
4, rue de Presbourg
75116 Paris - France
Tel. +33 (0)1 40 69 16 00
www.lagardere.com

EADS
37, boulevard de Montmorency
75016 Paris - France
Tel. +33 (0)1 42 24 24 24

Matra Automobile
8, avenue Jean d'Alembert
B.P. 2 – 78191 Trappes Cedex - France
Tel. +33 (0)1 30 68 30 68

Arjil & Associés Banque
43, rue de Vineuse
75016 Paris - France
Tel. +33 (0)1 55 73 22 22

Hachette Livre
43, quai de Grenelle
75905 Paris Cedex 15 - France
Tel. +33 (0)1 43 92 30 00

Hachette Filipacchi Médias
149, rue Anatole-France
92534 Levallois-Perret Cedex - France
Tel. +33 (0)1 41 34 60 00

Hachette Distribution Services
2, rue Lord-Byron
75008 Paris - France
Tel. +33 (0)1 42 99 07 00

Lagardere Active
121, avenue de Malakoff
75216 Paris Cedex 16 - France
Tel. +33 (0)1 40 69 16 00

Broadcast
32, rue François-1er
75008 Paris - France
Tel. +33 (0)1 47 23 13 00

Broadband
11, rue de Cambrai
75927 Paris Cedex 19 - France
Tel. +33 (0)1 55 45 45 00

Lagardère Group Lagardère Group Lagardère Group Lagardère Group Lagardère Group



lère SCA

ited partnership
al stock of € 845,878,899.20
o 138,668,672 shares
a par value of € 6.10

e :
sbourg
(France)
40 69 16 00
RCS Paris
ere.com

LAGARDERE

Document produced by **Human Relations and Communication Management**

Photo credits: J. Grison/Rapho - Airbus - Ariane - Avant.Garde - A. Beauvais - A. Borrel - D. Boutard - R. Burri/Magnum - T. Cohen - M.Colin/Prestige for DMSL TV - Dingo/Matra Automobile - P. Dureuil/Virgin Stores - EADS - Ex-Ragdoll Productions/BBC 2000- Hachette - Jacob Philippe - D. Maestracci/TF1/GMT Productions - Matra - E. et G. Nojaroff - Renault - R. de Vassal - Rights reserved, X.

Redaction: La Clé des Mots

Design and production: ■ BRIEF